SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  T                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                                No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

the complete annual report for the year 2007 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 3, 2008.

Document 1

CONTENTS

2	Company Profile
3	Principal Financial Data and
Indicators
7	Changes in Share Capital and
Shareholdings of Principal
Shareholders
10	Chairman’s Statement
14	Business Review and Prospects
21	Health, Safety and Environment
24	Management’s Discussion
and Analysis
36	Significant Events
44	Connected Transactions
48	Corporate Governance
55	Summary of Shareholders’
Meetings
56	Report of the Board of Directors
60	Report of the Supervisory
Board
62	Directors, Supervisors, Senior
Management and Employees
74	Principal Wholly-owned,
Controlling and Non
Wholly-owned Subsidiaries
75	Financial Statements
187	Corporate Information
189	Documents for Inspection
190	Confirmation from the
Directors and
Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 3 April 2008 and undertakes no obligation to update these statements.

IMPORTANT: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (ÒSINOPEC CORP.Ó) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. MR. YAO ZHONGMIN , DIRECTOR OF SINOPEC CORP., COULD NOT ATTEND THE NINETEENTH MEETING OF THE THIRD SESSION OF THE BOARD FOR REASON OF OFFICIAL DUTIES. MR. YAO, AUTHORISED MR. WANG TIANPU TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. SU SHULIN, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, DIRECTORS, PRESIDENT OF SINOPEC CORP., MR. DAI HOULIANG, DIRECTOR, SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER OF SINOPEC CORP. AND MR. LIU YUN, HEAD OF THE CORPORATE FINANCE DEPARTMENT OF SINOPEC CORP., HEREBY WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.

Exploration and Production	Refining	Marketing and Distribution	Chemicals

COMPANY PROFILE
Sinopec Corp. is a Chinese company listed in Hong Kong, New York, London and Shanghai with integrated energy and chemical operations. The principal operations of Sinopec Corp. and its subsidiaries (the “Company”) include:

¦	exploring for and developing, producing and trading crude oil and natural gas

¦	processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products

¦	producing, distributing and trading petrochemical products

The Company’s competitive strengths are mainly reflected in:

¦	its leading market position in the production and sales of refined oil products in China

¦	its status as the largest petrochemical producer in China

¦	its strategic market position in China’s highest economic growth areas

¦	its well-established, highly efficient and cost effective sales and distribution network

¦	its integrated operation structure with strong resistance against industry cyclical risks

¦	its well-recognised brand and excellent reputation

The Company intends to fully implement its development strategies that are well balanced between continuous improvement in the Company’s profitability and market competitiveness and various societal factors as a good corporate citizen, energy conservation and environment protection, so that the Company would achieve sustained, effective and harmonious growth, and realise the goal of becoming a multinational energy and chemical corporation with strong competitiveness.

Principal Financial Data and Indicators

1	FINANCIAL DATA AND InDicators PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

(1)	Principal financial data of the Company for the year 2007

	For the years ended 31 December
	2007	2006		2005
			as previously
		as restated*	reported*	Change
Items	RMB millions	RMB millions	RMB millions	(%)	RMB millions

Operating income	1,204,843	1,061,669	1,071,402	13.5	793,773
Profit before taxation	82,911	75,383	73,252	10.0	61,854
Net profit attributable to equity shareholders of the Company	54,947	52,086	50,664	5.5	40,022
Net profit attributable to equity shareholders of the Company
before extraordinary gain and loss	49,622	50,135	48,573	(1.0)	35,640
Net cash flow from operating activities	124,250	98,870	102,587	25.7	84,738

	At 31 December
	2007	2006		2005
			as previously
		as restated*	reported*	Change
Items	RMB millions	RMB millions	RMB millions	(%)	RMB millions

Total assets	718,572	602,720	594,550	19.2	526,495
Shareholders’ equity attributable to
equity shareholders of the Company	300,949	259,382	254,875	16.0	218,533

(2)	Principal financial indicators of the Company for the year 2007

	For the years ended 31 December
	2007	2006		2005
			as previously
		as restated*	reported*	Change
Items	RMB	RMB	RMB	(%)	RMB

Basic earnings per share	0.634	0.601	0.584	5.5	0.462
Diluted earnings per share	0.634	0.601	0.584	5.5	0.462
Basic earnings per share (before extraordinary gain and loss)	0.572	0.578	0.560	(1.0)	0.411
Fully diluted return on net assets (%)	18.26	20.08	19.88	(1.82)	18.31
				percentage
				points
Weighted average return on net assets (%)	19.52	21.72	21.46	(2.20)	19.56
				percentage
				points
Fully diluted return (before extraordinary gain and loss)	16.49	19.33	19.06	(2.84)	16.31
on net assets (%)				percentage
				points
Weighted average return (before extraordinary gain and loss)	17.63	20.90	20.57	(3.27)	17.42
on net assets (%)				percentage
				points
Net cash flow from operating activities per share	1.433	1.140	1.183	25.7	0.977

	At 31 December
	2007	2006		2005
			as previously
		as restated*	reported*	Change
Items	RMB	RMB	RMB	(%)	RMB

Net assets attributable to equity shareholders of the Company
per share	3.471	2.992	2.940	16.0	2.521
Adjusted net assets attributable to equity shareholders
of the Company per share	3.391	2.918	2.865	16.2	2.461

*Figures as previously reported are prepared in accordance with the PRC Accounting Rules and Regulations, where those as restated are prepared in accordance with ASBE.

(3)	Extraordinary items and corresponding amounts

For the year ended 31 December 2007
Items	(Income)/Expenses
RMB millions

Loss on disposal of fixed assets	805
Employee reduction expenses	399
Donations	158
Gain on disposal of long-term equity investments	(1,475)
Other non-operating income and expenses	(5,732)
Written back of provisions for impairment losses in previous years	(586)
Profit or loss of subsidiaries generated from a business combination involving entities under common control before acquisition date	205
Subtotal	(6,226)
Tax effect	450
Total	(5,776)
Attributable to:
Equity shareholders of the Company	(5,325)
Minority interests	(451)

(4)	Accounting captions measured by fair value

			Unit: RMB millions

				Effects
				on the profit
	Beginning		Change	before taxation
Items	of the year	End of the year	within the year	of the year

Available-for-sale financial assets	157	653	496	—
Embedded derivative component of convertible bonds	—	3,211	3,211	(3,211)

(5)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

Items	At 31 December		Increase/(decrease)
	2007	2006	Amount	Percentage	Reasons for change
	RMB millions	RMB millions	RMB millions	(%)

Bills receivable	12,851	8,462	4,389	51.9	Mainly due to the increase in operating income
Trade accounts receivable	22,947	15,144	7,803	51.5	Mainly due to the increase in operating income
Advance payments	9,402	5,331	4,071	76.4	Mainly due to the increase in prepaid accounts for purchasing materials
Long-term equity investments	31,335	23,544	7,791	33.1	Please refer to Note 12 to the financial statements prepared in accordance with ASBE
Construction in progress	95,408	53,000	42,408	80.0	Please refer to Note 14 to the financial statements prepared in accordance with ASBE
Intangible assets	15,232	9,265	5,967	64.4	Please refer to Note 15 to the financial statements prepared in accordance with ASBE
Deferred tax assets	10,192	6,760	3,432	50.8	Please refer to Note 18 to the financial statements prepared in accordance with ASBE
Bills payable	12,162	21,714	(9,552)	(44.0)	Mainly due to the change in settlement in order to cut the finance costs of bills payable
Trade accounts payable	93,049	52,767	40,282	76.3	Mainly due to the increase in crude oil production and prices, which resulted in increase in accounts payable for purchasing crude oil
Other creditors	47,503	35,710	11,793	33.0	Please refer to Note 26 to the financial statements prepared in accordance with ASBE
Debentures payable	42,606	3,500	39,106	1,117.3	Please refer to Note 29 to the financial statements prepared in accordance with ASBE
Provision	7,613	5,310	2,303	43.4	Please refer to Note 30 to the financial statements prepared in accordance with ASBE
Deferred tax liabilities	1,492	1,020	472	46.3	Please refer to Note 18 to the financial statements prepared in accordance with ASBE
Exploration expenses,	11,105	7,983	3,122	39.1	Please refer to the Management’s Discussion and Analysis
including dry hole costs
Impairment losses	7,458	1,004	6,454	642.8	Please refer to Note 38 to the financial statements prepared in accordance with ASBE
Investment income	5,756	3,769	1,987	52.7	Please refer to Note 40 to the financial statements prepared in accordance with ASBE
Minority interests	2,206	897	1,309	145.9	Mainly due to the increase in net profit of non wholly-owned subsidiaries

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

				Unit: RMB millions

	For the years ended 31 December
Items	2007	2006	2005	2004	2003

Turnover, other operating revenues and other income	1,209,706	1,066,902	826,825	617,951	447,292
Operating profit	85,864	80,632	67,977	62,948	39,513
Profit before taxation	83,464	78,542	64,525	59,386	35,640
Profit attributable to equity shareholders of the Company	56,533	53,603	41,354	35,289	22,648
Basic and diluted earnings per share (RMB)	0.652	0.618	0.477	0.407	0.261
Return on capital employed (%)	12.0	12.8	12.0	12.6	9.1
Return on net assets (%)	18.4	20.3	18.3	18.1	13.0
Net cash generated from operating activities per share (RMB)	1.379	1.067	0.902	0.795	0.731

				Unit: RMB millions

	At 31 December
Items	2007	2006	2005	2004	2003

Non-current assets	547,609	464,342	396,169	355,729	320,600
Net current liabilities	80,239	69,882	28,722	25,499	26,367
Non-current liabilities	134,612	107,803	110,174	102,519	92,541
Minority interests	25,325	22,323	31,174	32,472	27,248
Total equity attributable to equity shareholders of the Company	307,433	264,334	226,099	195,239	174,444
Net assets per share (RMB)	3.546	3.049	2.608	2.252	2.012
Adjusted net assets per share (RMB)	3.466	2.976	2.548	2.241	1.984
Debt/equity ratio*(%)	28.13	27.57	31.38	32.91	33.06

* Debt/equity ratio = long-term loans/(total equity attributable to equity shareholders of the Company+ long-term loans) x 100%

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

(1)	Analysis of the effects of major differences between the net profit under ASBE and profit for the year under IFRS

	For the years ended 31 December
Items	2007	2006
	RMB millions	RMB millions

Net profit under ASBE	57,153	52,983
Adjustments:
Oil and gas properties	523	2,478
Reduced amortisation on revaluation of land use rights	30	30
Effects of the above adjustments on taxation and change in tax rate on deferred tax	1,037	(453)
Profit for the year under IFRS	58,743	55,038

(2)	Analysis of the effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS.

	At 31 December
Items	2007	2006
	RMB millions	RMB millions

Shareholders’ equity under ASBE	326,347	281,799
Adjustments:
Oil and gas properties	11,339	10,816
Redu ced amortisation on revaluation of land use rights	(1,042)	(1,072)
Effects of the above adjustments on taxation and change in tax rate on deferred tax	(3,886)	(4,886)
Total equity under IFRS	332,758	286,657

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

								Unit: 1,000 Shares

Pre-movement	Increase/(decrease)				Post-movement
			New shares	Bonus	Conversion
	Numbers	Percentage %	issued	issued	from reserves	Others	Sub-total	Number	Percentage %

Shares with selling restrictions	66,337,951	76.51	—	—	—	(4,915,029)	(4,915,029)	61,422,922	70.84
1State-owned shares	65,758,044	75.84	—	—	—	(4,335,122)	(4,335,122)	61,422,922	70.84
2State-owned legal person shares	579,907	0.67	—	—	—	(579,907)	(579,907)	—	—
3Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
4Shares held by foreign investors	—	—	—	—	—	—	—	—	—
Shares without selling restrictions	20,364,488	23.49	—	—	—	4,915,029	4,915,029	25,279,517	29.15
1RMB ordinary shares	3,584,000	4.13	—	—	—	4,915,029	4,915,029	8,499,029	9.80
2Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3Shares listed overseas	16,780,488	19.35	—	—	—	—	—	16,780,488	19.35
4Others	—	—	—	—	—	—	—	—	—
Total Shares	86,702,439	100.00	—	—	—	—	—	86,702,439	100.00

Note:Percentage of individual items may not add up to total figure due to rounding.

2	CHANGES IN SHARES WITH SELLING RESTRICTIONS

					Unit: 1,000 Shares

	Number of shares	Number of shares	Number of shares	Number of shares
	with selling	with selling	with selling	with selling
	restriction at	restriction expired	restriction added	restriction at	Reasons of	Date when selling
Name of shareholders	beginning of the year	during the year	during the year	end of the year	selling restriction	restriction expired

China Petrochemical Corporation	65,758,044	4,335,122	0	61,422,922	A-Share reform	16 October 2007
Guotai Junan Securities Co. Ltd.	579,907	579,907	0	0	A-Share reform	16 October 2007
Total	66,337,951	4,915,029	0	61,422,922

3	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

Number of shareholders of Sinopec Corp. as at 31 December 2007 was 950,877, including 944,043 holders of A Shares and 6,834 holders of H Shares. The public float of Sinopec Corp. satisfied the requirement of the Listing Rules of Hong Kong Exchange.

(1)	Top ten shareholders

				Unit: 1,000 Shares

	As a percentage	Number of
	of total	shares held	Number
	shares in issue	at the end	of shares	Number of
	Nature of	at the end of	of reporting	with selling	pledges or
Name of Shareholders	shareholders	reporting period	period	restrictions	lock-ups
	%

China Petrochemical Corporation	State-owned shares	75.84	65,758,044	61,422,922	0
HKSCC (Nominees) Limited	H Shares	19.26	16,699,595	0	N/A
Guotai Junan Securities Co. Ltd.	State-owned	0.67	579,906	0	533,530 (Pledge)
	legal person shares				38,230 (Lock-up)
E Fund 50 Index Equity Investment Fund	A Shares	0.15	130,790	0	0
Shanghai Stock Exchange Tradable
Open-end Index Securities Investment Fund	A Shares	0.10	84,725	0	0
Harvest Shanghai & Shenzhen 300 Index
Securities Investment Fund	A Shares	0.09	75,918	0	0
Bosera Thematic Sector Equity Securities
Investment Fund	A Shares	0.08	70,229	0	0
Bank of Communication Schroders Blue Chip
Securities Investment Fund	A Shares	0.06	50,257	0	0
China Post Core Growth
Securities Investment Fund	A Shares	0.05	44,000	0	0
China Life Insurance Company Limited – Dividend
– Individual Dividend – 005L – FH002 Shanghai	A Shares	0.04	37,000	0	0

(2)	Top ten shareholders of shares without selling restrictions

		Unit: 1,000 shares

	Number of shares without	Type of
Name of shareholders	selling restrictions	shares held

HKSCC (Nominees) Limited	16,699,595	H Shares
China Petrochemical Corporation	4,335,122	A Shares
Guotai Junan Securities Co. Ltd.	579,906	A Shares
E Fund 50 Index Equity Investment Fund	130,790	A Shares
Shanghai Stock Exchange tradable
Open-end Index Securities Investment Fund	84,725	A Shares
Harvest Shanghai & Shenzhen 300 Index
Securities Investment Fund	75,918	A Shares
Bosera Thematic Sector Equity Securities
Investment Fund	70,229	A Shares
Bank of Communication Shrodes Blue Chip
Securities Investment Fund	50,257	A Shares
China Post Core Growth
Securities Investment Fund	44,000	A Shares
China Life Insurance Company Limited – Dividend
– Individual Dividend – 005L – FH002 Shanghai	37,000	A Shares

Statement on the connection or activities in concert among the above mentioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders and top ten shareholders of shares without selling restrictions.

(3)	Number of shares held by the top ten holders of shares with selling restrictions and conditions for sale

					Unit: 1,000 Shares

	Number of	Date when	Number of
	Name of	shares with	the shares	additional shares
	Shareholder with	selling	could be traded	could be traded	Selling
No.	selling restrictions	restrictions	through listing	through listing	restrictions

1	China Petrochemical Corporation	61,422,922	10 October 2008	4,335,122	2 years
		57,087,800	12 October 2009	57,087,800	3 years

(4)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance

		Approximate
		percentage of
	Number of share	Sinopec Corp.’s
	Capacity of	interests held or	interests
Name of shareholders	interests held	regarded as held	(H Share) (%)

JPMorgan Chase & Co.	Beneficial owner	179,135,826(L)	1.07%
		360,269,740(S)	2.15%
	Investment manager	745,040,630(L)	4.44%
	Custodian corporation/approved lending agent	570,108,525(L)	3.40%
		570,108,525(P)	3.40%
Templeton Asset Management Ltd.	Investment manager	1,235,834,105(L)	7.36%
AllianceBernstein L.P.	Interest of corporation controlled by the substantial shareholder	1,166,938,044(L)	6.95%
UBS AG	Beneficial owner	679,769,638(L)	4.05%
		323,842,839(S)	1.93%
	Person having a security in shares	71,721,776(S)	0.43%
	Interest of corporation controlled by the substantial shareholder	308,107,673(L)	1.84%
	77,964,952(S)	0.46%

Note: (L): Long position, (S): Short position, (P): Lending pool

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER

There was no change in the controlling shareholders or the effective controller of Sinopec Corp. during the reporting period.

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation (“Sinopec Group Company”). Established in July 1998, Sinopec Group Company is a state authorised investment organisation and a state-owned company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr. Su Shulin. Through reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services and social services.

(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of shares of Sinopec Corp.

(3)	Basic information of the effective controller
China Petrochemical Corporation is the effective controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its effective controller

China Petrochemical Corporation
↓ 75.84%
China Petroleum & Chemical Corporation

5	Issuance and listing of securitIes

Please refer to “Significant Events” of this annual report.

CHAIRMAN’S STATEMENT

Su Shulin, Chairman

Dear Shareholders,

On behalf of the Board of Directors of Sinopec Corp., I would like to extend my sincere gratitude for your support.

In 2007, China’s economy continued to grow rapidly, leading to an growth in domestic demand for oil and petrochemical products. Under severe market conditions featured by the sharp rise in international crude oil prices and increasing pressure due to domestic price control for refined oil products, we were still able to achieve sound operating results by taking full advantage of our strengths, improving our management skills, accelerating technological development, and implementing safety, energy conservation and effluent control measures.  We have consolidated our upstream platform leading to steady increases in oil and gas output. Our natural gas development took shape through our Sichuan-East China Gas project. Our refineries operated at full capacity in 2007, and we witnessed steady growth in sales of refined oil and chemical products. Since the fourth quarter of 2007, the Company took various steps to ensure supply when refined oil products were in short supply in some parts of China. These actions reflected our corporate commitment to social responsibility and supporting stable economic growth in China.

During last year, based on PRC Accounting Standards for Business Enterprises operating income was RMB 1,204.843 billion, representing an increase of 13.5% compared with 2006. Net profit attributable to equity shareholders of the Company was RMB 54.947 billion, up by 5.5% over last year. According to International Financial Reporting Standards, turnover, other operating revenues and other income was RMB 1,209.706 billion, representing an increase of 13.4% compared with 2006. Profit attributable to equity shareholders of the Company was RMB 56.533 billion, an increase of 5.5% over 2006. In consideration of the Company’s earnings in 2007 and its prospects for long-term growth, the Board of Directors proposed to declare a dividend of RMB 0.165 per share of 2007 on a full year basis. After deducting an interim dividend of RMB 0.05 that has already been paid, the final dividend for 2007 is RMB 0.115 per share.

In 2007, the directors have duly performed their fiduciary and ethical responsibilities. They made timely informed decisions on operational strategy and reforms as well as debt financing. In addition, we conducted a program to improve our corporate governance by implementing and enhancing corporate governance scheme documentation, to meet regulatory requirements as well as our need. We also worked to improve our internal control system with the objective of improving risk management and prevention.

During last year, we successfully issued zero-coupon convertible bonds, corporate bonds, and short-term financing debentures in both domestic and foreign capital markets. The intention of such financing was to fulfill capital expenditure requirements for important projects, improve our debt structure, and reduce financial costs. The success of our fund raising during the year of 2007 has increased the proportion of direct financing and strengthened our ability to execute our strategic plans for development.

We committed RMB 109.3 billion in capital expenditure during last year, based on our assessment of market trends and our strategic needs. We carried out a number of major projects, including construction of Sichuan-East China Gas Project, and a number of large-scale refinery and chemical projects. These projects started on schedule and have expanded our oil production and refining capacity. We also continued the construction of oil terminals and pipelines for crude and refined oil, and improved our marketing network for refined oil and chemical products. Furthermore, our business was expanded through acquisition of five refineries plants and 63 service stations from Sinopec Group Company in 2007. In addition to our acquisitions in Mainland China, we have expanded our marketing network for refined oil products in Hong Kong by acquiring all of the China Resources oil product business in Hong Kong.

In 2007, the Company successfully promoted technological innovation throughout its businesses. In the upstream business, the new technologies were applied such as the technology to enhance the recovery rate for oilfields. In oil refining, our technology for processing low-quality crude oil has made important breakthroughs. We also commercialised technology that ensure the production of gasoline and diesel to meet national standards which are equivalent to the Euro IV standard for emission. We developed proprietary technology for 300 thousand tonnes per annum polypropylene process. In response to the high oil prices, we conducted research on new and alternative fuels and conducted pilot tests of syngas-to-oil and biofuels. Our R&D team featured by research scientist Mr. Min Enze is driving the Company’s technological innovation, and they provide the requisite technology and knowledge for the Company’s sustainable development in production and operation. In 2007, the Company applied for 905 domestic patents and 122 foreign patents and were granted 616 domestic patents and 61 foreign patents.

We made remarkable improvements in human resources, focusing on teamwork and corporate identity. We paid special attention to the implementation of code of conduct for employees, in order to guide employee’s conduct and create better working conditions for all members of the corporate family. We have also launched training programs for employees at all levels, as a platform for career and personal development, as well as taken steps to improve the quality of our human resources. We committed our employees to share the corporate growth. We also hold the view that improvements in working conditions will lead to employee’s better performance and a higher degree of loyalty and enthusiasm.

Sinopec Corp. takes its commitment to corporate social responsibility and corporate philanthropy very seriously. Over the past year, we continued pushing ahead with our health, safety and environment (HSE) management system, which is an important part of our strategy of sustainable development. During last year, Sinopec Corp. published its first sustainable development report, as a participant of the United Nations Global Compact. The report detailed the measures the Company has taken to meet the UN’s 10 basic principles of sustainable development. In order to provide greater protection to our workforce, we introduced strict safety procedures in production and conducted programs to raise employee awareness of the new procedures to ensure safety in full load operations. we have also improved our standards of energy conservation and effluent reduction to provide greater protection to the environment. We have been able to meet these higher standards through technical advances, organizational restructuring, and effective management. Specifically, our energy intensity has dropped by 6.1%, industrial water consumption fell by 4.3%, and Chemical Oxygen Demand (COD) in discharged waste water decreased by 5.4%. In terms of corporate philanthropy, during the severe weather disaster in South China at the beginning of 2008, the Company made donation to the disaster areas to support rescue and rebuilding. Our “Health Express” programme helped more than 9,000 cataract patients in remote and poverty-stricken areas regain their eyesight. In addition, the Company has been actively supporting the Olympic games to be held in Beijing in 2008, with the aim to facilitate the balanced development between the Corporation and the society.

None of these achievements would have been possible without the support and trust of our shareholders and the public. We owe a great debt of gratitude to our Board of Directors as well as to management. They have worked hard to implement management and structural improvements and foster innovation. We deeply appreciate the hard work and motivation of our employees. On behalf of the Board, I would like to express my sincere gratitude to people mentioned above.

For the 2008 outlook, we are faced with opportunities provided by the rapid economic growth of China and challenges brought by the slowdown of the global economy, fluctuation of crude oil price at high level, and China’s tight monetary policy and the government’s firm control over the prices of refined oil products. However, we are confident of our ability to cope with these challenges, based on our strengths in upstream oil and gas exploration and development, oil refining and marketing, and international trade. We will take advantage of the strengths of our controlling shareholder, Sinopec Group Company, in its engineering services of oil and petrochemical business and in its overseas assets, which may bring synergy effects for Sinopec Corp.. Our strategy for 2008 is to expensed oil and gas resources, product marketing, integration and globalization, as well as optimise our operations and promote management efficiency. In the meantime, Sinopec Corp. will remain committed to technological innovation, environment protection, energy conservation, and effluent reduction. We believe that this will lead to improvements in our risk management and profitability, in response to market developments. Our reforms will focus on innovation to create a management model tailored to our own features to provide a sustainable platform and for future development.

We plan a total capital expenditure of RMB 121.8 billion for 2008, which is based on the market condition and the Company’s overall development goals. Out of the planned capital expenditure we intend to use RMB 60.1 billion for the upstream sector to enhance exploration and development efforts, particularly to facilitate the construction of Sichuan-East China Gas project. We expect these to generate new sources of profit growth. We also plan to promote the geographic positioning of our refineries, improve product structure and increase production volume of high value-added products. We are also working towards a modern logistics system for marketing our refined oil and chemical products.

I, together with the other members of the Board, believe that our Company will make greater progress in the coming year. This depends very much, however, on the support of all shareholders as well as the joint efforts of the Board of Directors, the Supervisory Board, management and employees. Our goal is to become a multinational energy and chemical corporation with high competitiveness. We are confident that we will provide employee and society rewards to all our stakeholders customers through our growth and performance.

Su Shulin
Chairman

Beijing, China
3 April 2008

BUSINESS REVIEW AND PROSPECTS

Mr. Wang Tianpu, President

BUSINESS REVIEW
In 2007, the Chinese economy continued to grow rapidly with a GDP growth rate of 11.4%. The demand for petroleum and petrochemical products has been increasing steadily. Facing the situation of the continuous increase in crude oil prices in international markets and the domestic tight control on the prices of refined oil products, the Company sticks to the strategy of taking the market as the basis and the profit as the focus of operation. By leveraging the overall advantages, optimising the production and the operation, strengthening the intensive management, promoting the technological advancement, and stressing the importance of energy saving and effluent reduction, great achievements have been made in the performance of the Company with concerted efforts from all the employees.

1.	Review of Market Environment

(1)	Crude oil market

In 2007, the continuous increase in the price of crude oil in international markets has been witnessed, especially in the fourth quarter. The Platt’s Brent Spot Price has risen by 11.3% on a year-on-year basis. Price trends of domestic crude oil are in line with international markets.

(2)	Refined oil products market

In 2007, domestic demand for refined oil products maintained a steady growth. According to the Company’s statistics, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel and kerosene) in 2007 was 186.20 million tonnes, up by 6.8% compared with 2006. Due to tight control over the domestic prices, there was a significant spread between domestic and international prices of refined oil products.

(3)	Chemicals market

In 2007, domestic demand for chemical products continued to maintain a stable growth. According to the statistics of the Company, the domestic consumption of three major synthetic materials, namely synthetic resin, synthetic fiber and synthetic rubber increased by 9.7%, 14.1%, and 16.0% respectively over last year. The domestic ethylene equivalent consumption increased by 7.8% over last year. The overall prices of the chemical products in the domestic market continue to fluctuate at a high level.

Price Trend of International Crude Oil

Note: Exchange rate between USD and RMB was 7.961 and 7.604 for 2006 and 2007 respectively.

2	Production and Operation

(1)	Exploration and production

In 2007, by taking the advantage of high crude oil prices, the Company further carried out its strategy of expanding oil and gas resources. In terms of exploration, the deployment of the exploration activities has been optimised. Through progressive exploration in mature fields, and enhanced efforts in marine facies blocks, reserve of oil and natural gas has increased continuously. Significant breakthroughs of exploration have been made in such regions as Aiding block in Tahe Oil Field in the West and hidden hill of Mesozoic Era of Dongpu in the East. The Company completed 12,466 kilometers of 2D seismic and 9,317 square kilometers of 3D seismic and drilled 557 exploration wells with a total footage of 1,708 kilometers. The newly added proved reserve of oil and gas was 647 million barrels of oil equivalent. In terms of development, the commence of construction of the Sichuan-East China Gas project broke a new ground for the Company’s fast development in the natural gas business. Meanwhile, the construction of production capacity in key production areas has been enhanced and the development scheme of reserve through enhanced efforts in developing low-yield reserves has been optimised, resulting in steady increase in oil and gas production. In 2007, the Company drilled 2,976 development wells,with total footage of 7,247 kilometers. The newly added crude oil capacity was 6.05 million tonnes per year and the newly added capacity of natural gas was 1.66 billion cubic meters per year. On the basis of maintaining stable production in the eastern mature fields for several years, the Company took a faster pace in increasing production capacities in new blocks in the western area. The production in Tahe oil field has reached 5 million tonnes per year for the first time.

Summary of Operations of the Exploration and Production Segment

				Change
				from 2006
	2007	2006	2005	to 2007 (%)

Crude oil production (mmbbls)	291.67	285.19	278.82	2.3
Natural gas production (bcf)	282.6	256.5	221.9	10.2
Newly added proved reserves of crude oil (mmbbls)	21	286	306	(92.7)
Newly added proved reserves of natural gas (bcf)	3,756.7	161.5	140.6	2,226.1
Year-end proved reserves of crude oil (mmbbls)	3,024	3,295	3,294	(8.2)
Year-end proved reserves of natural gas (bcf)	6,330.8	2,856.7	2,951.7	121.6
Year-end proved reserves of crude oil and natural gas (mmboe)	4,079	3,771	3,786	8.2

Summary of Production and Operations of Shengli Oil Field

				Change
				from 2006
	2007	2006	2005	to 2007 (%)

Crude oil production (mmbbls)	196.68	194.65	191.31	1.0
Natural gas production (bcf)	27.7	28.3	31.1	(2.1)
Newly added proved reserves of crude oil (mmbbls)	76	185	247	(58.9)
Newly added proved reserves of natural gas (bcf)	42.0	19.2	(3.6)	118.8
Year-end proved reserves of crude oil (mmbbls)	2,231	2,352	2,362	(5.1)
Year-end proved reserves of natural gas (bcf)	327.6	313.3	322.4	4.6
Year-end proved reserves of crude oil and natural gas (mmboe)	2,286	2,404	2,415	(4.9)

Note: Crude oil volume is converted at 1 tonne to 7.1 barrels, and gas volume is converted at 1 cubic meter to 35.51 cubic feet

(2)	Refining

In 2007, the Company strengthened the operational management of the refining facilities, optimised the maintenance arrangement, actively organised the high-load production and adjusted the product structure so as to increase the production of gasoline and diesel and high value-added products, which has contributed to ensure refined oil products supply in the domestic market. The Company adhered to the strategy of diversifying crude oil sources, increasing the throughput of lower quality crude oil and reducing the purchasing cost of crude oil. The Company processed 156 million tonnes of crude oil in 2007, up by 6.3% over 2006. The total production of the refined oil products reached 93.09 million tonnes, representing an increase of 6.7% over 2006.

Sources of Crude oil			Unit: million tonnes

				Change
				from 2006
	2007	2006	2005	to 2007 (%)

Internal supplies	29.72	29.62	28.62	0.3
PetroChina Company Ltd.	6.89	8.81	8.75	(21.8)
CNOOC Ltd.	6.43	4.93	5.05	30.4
Imported	113.08	101.47	99.13	11.4
Total	156.12	144.83	141.55	7.8

Summary of Production of the Refining Segment

				Change
				from 2006 to
	2007	2006	2005	2007 (%)

Crude oil throughput (thousand bbls/day)	3,132.9	2,946.5	2,817.9	6.3
Gasoline, diesel and kerosene production (million tonnes)	93.09	87.21	84.53	6.7
of which: Gasoline (million tonnes)	24.69	23.00	22.98	7.3
Diesel (million tonnes)	60.08	57.86	54.92	3.8
Kerosene (million tonnes)	8.32	6.35	6.63	31.0
Light chemical feedstock production (million tonnes)	23.47	22.74	21.10	3.2
Light products yield (%)	74.48	74.75	74.16	(0.27)
				percentage
				points
Refining yield (%)	93.95	93.47	93.24	0.48
				percentage
				points

Note:	1.Refinery throughput is converted at 1 tonne to 7.35 barrels.

2.The above date do not include the production of Zhanjiang Dongxing Petrochemical Company Limited and other four refineries that were acquired by the Company

(3)	Marketing and distribution

In 2007, the Company actively adapted itself to the changes in the market, gathered resources through various channels and made full use of the newly-built storage and transportation facilities so as to ensure sufficient supply to the market. Particularly, in the fourth quarter of 2007 when domestic shortage of refined oil products arised, the Company strengthened management of production and sales. Through purchasing from other parties and imports, the Company increased its supply of refined oil products, thereby guaranteeing  ensuring supply to the market, which is a significant contribution to the development of the economy and the society. By expanding retail and direct sales, the volume of retail and direct sales has increased remarkably. The amount of refined oil products sold through retail and direct sales accounted for more than 81% of its total sales volume. Efforts have also been made in improving the service function of the service stations, improving the service quality, facilitating the renovation of the service stations, encouraging the use of IC cards and expanding non-fuel businesses. Throughput per station has increased steadily. In 2007, the Company’s sales volume of refined oil products reached 119 million tonnes, representing a year-on-year increase of 6.9%, of which retail volume was 76.62 million tonnes, representing a year-on-year increase of 6.2%.

Summary of Operations of Marketing and Distribution Segment

				Change
				from 2006
	2007	2006	2005	to 2007 (%)

Total domestic sales of refined oil products (million tonnes)	119.39	111.68	104.56	6.9
Of which: Retail volume (million tonnes)	76.62	72.16	63.52	6.2
Direct sales volume (million tonnes)	20.17	18.95	20.38	6.4
Wholesale volume (million tonnes)	22.60	20.57	20.66	9.9
Average annual throughput per service station (tonne/station)	2,697	2,577	2,321	4.7
Total number of service stations under SINOPEC brand	29,062	28,801	29,647	0.9
Of which: Number of company-operated service stations	28,405	28,001	27,367	1.4
Number of franchised service stations	657	800	2,280	(17.9)

(4)	Chemicals

In 2007, in view of the increasing domestic demand for chemical products, the Company made continuous efforts to increased efficiency of facilities. By increasing the production volume, strengthening the connection among production, sales and research, and the management of marketing, the goal of selling all products produced was reached and an increase has been witnessed in both production and efficiency. The Company adjusted its production volume according to the market demand. As a result, significant increase has been realised in the production of major chemical products. Moreover, operation of the facilities has also been steadily improved. In 2007, the total ethylene production was 6.53 million tonnes, representing an increase of 6.0% over 2006, and 29.85 million tonnes of chemical products were sold, representing a year-on-year increase of 1.0%.

Production of Major Chemicals

			Unit: 1,000 tonnes

				Change
				from 2006
	2007	2006	2005	to 2007 (%)

Ethylene	6,534	6,163	5,319	6.0
Synthetic resins	9,660	8,619	7,605	12.1
Synthetic rubbers	800	668	626	19.8
Monomers and polymers for synthetic fibers	8,018	7,242	6,725	10.7
Synthetic fibers	1,417	1,502	1,570	(5.7)
Urea	1,565	1,609	1,780	(2.7)

Note:The operational data include 100% of the production of the two joint venture ethylene facilities, Shanghai Secco and BASF-YPC

(5)	Research and Development

In 2007, in order to meet the requirements of production and operation, the Company successfully developed a number of new technologies. In the upstream, new technologies used to increase recovery rate has been developed. In the pilot experiment zone, the recovery rate can be increased by 12 percentage points. The technology to produce diesel that meets Euro IV standards enables the Company to produce diesel with low and super low sulfur contents . The Company successfully developed its own technology with intellectual property rights for polypropylene unit with round pipe process, with an annual output of 300,000 tonnes. The exploration technology for discovering subtle reservoirs , enhanced heat transfer technology for ethylene cracker furnace and application of technologies such as catalytic cracking to increase the production of propylene have succeeded with remarkable effects. Moreover, the Company conducted research on new and alternative fuels and conducted pilot tests of syngas-to-oil and bio-diesel. The S-Zorb technology for suffur removal of catalytic gasoline was commercialised. In 2007, the Company applied for 905 domestic patents, meanwhile 616 patents rights have been granted; and the Company also applied for122 international patents, meanwhile 61 patents have been granted.

(6)	Energy conservation and effluent reduction

In 2007, the Company made progress in energy conservation and effluent reduction. The newly compiled energy conservation administration system and the examination system for checking objectives and responsibilities were put into effect, the awareness for energy conservation and environment protection was further enhanced. Upgrading projects and technologies application programmes such as quality upgrading of refined oil products, coal-gasfication, substitution of oil with natural gas, utilisation of light hydrocarbon, upgrading of power grid, adjustment of water injection, heat integration, waste-heat recovery, sulfur removal of flue gas, recycling of waste water were further carried on. Compared with 2006, overall energy intensity dropped by 6.1%, industrial water consumption fell by 4.3%, and Chemical Oxygen Demand in waste water fell by 5.4%.

(7)	Cost reduction

In 2007, the Company took various measures to reduce costs, such as leveraging the existing logistics system, optimising resource allocation, reducing transportation costs, furthur increasing the throughput of lower quality crude oil, reducing the procurement cost of crude oil and consumption of energy and materials in the production process by optimising operation of the facilities. In 2007, the Company effectively reduced RMB 3.06 billion in cost, among which the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved total cost reduction of RMB 748 million, RMB 669 million, RMB 822 million, and RMB 821 million, respectively.

(8)	Capital expenditure

In 2007, total capital expenditure of the Company was RMB 109.282 billion, among which the expenditure for the exploration and production segment was RMB 54.498 billion. Fairly rich oil and gas reserve was found in the northeast of Sichuan Province, Aiding block in Tahe field, Dongpu trough, the subtle reservoir in the east of China, the deep layers in the west of Sichuan province and in Songnan block. The construction of Sichuan-East China Gas project has commenced. The capacity of newly built crude oil and natural gas production was 6.05 million tonnes and 1.66 billion cubic meters per annum respectively. The expenditure for the refining segment was RMB 22.763 billion. Smooth progress in the Qingdao Refinery Project has been achieved. The projects for upgrading the quality of the refined oil products, including Yanshan Petrochemical Company was put into operation. The expenditure for the marketing and distribution segment was RMB 12.548 billion. With this investment, the Company has further improved its refined oil products network through construction, acquisition and renovation of service stations and oil storage. Thereby, the Company’s leading role in the strategic market was consolidated, and 753 self-operated service stations were added. The expenditure for the chemicals segment was RMB 16.184 billion. Progress has also been seen in the integrated refinery and chemical projects in Fujian and Tianjin, and Zhenhai ethylene project. The total of expenditure for corporate and others amounted to RMB 3.289 billion. Progress has also been made in the information system construction.

BUSINESS PROSPECT

Looking forward to 2008, China’s economy is expected to maintain a stable and rapid growth, which will result in the steady and continuous growth of the demand for basic energy products such as oil and natural gas, and basic raw materials such as chemical products. This will provide market opportunities for the development of the Company. In 2008, the crude oil prices are expected to continue to maintain at a high level, the domestic tight control on prices of refined oil products to continue and the prices of most petrochemical products to fluctuate at relatively high level. With further implementation of China’s strategy for sustainable development, there will be a more strict requirement for safe production, environmental protection, energy and resources conservation by the country.

Against such a market background, the Company will continue to take flexible operation strategies, further strengthen its intensive management, endeavor to carefully organise production, attach importance to technological progress and energy conservation and focus on the following areas:

Exploration and production segment: Further optimise exploration, development and production plan. Enhance efforts to develop low-grade reserve to increase the recovery rate. The Sichuan-East China Gas Project will be substantially completed by the end of 2008, which will lead to a considerable expansion of the natural gas business. The Company plans to produce 42 million tonnes of crude oil and 9 billion cubic meters of natural gas in 2008.

Refining segment: The Company will stick to the policy of full-load and safe operation in order to increase the production of oil products and thereby meet the domestic demand for refined oil products. Efforts will be made to guarantee the operations of newly added facilities or expanded facilities, optimise the allocation and transportation of the crude oil, increase the throughput of lower quality crude oil, reduce the production cost while increase efficiency. More efforts will be made to optimise and adjust the product structure so as to increase the production of high value-added products. Stress will also be attached in marketing and selling other refined petroleum products such as lubricant and asphalt. The Company plans to process 174 million tonnes of crude oil for 2008 and the production of the refined oil products will reach 104 million tonnes.

Marketing segment: The Company will continue to collect resources through various channels, optimise the distribution, transportation and storage of the refined oil products. The Company will strive to ensure the supply of refined oil products in the domestic market, actively promote the high grade refined oil products. The retail of refined oil products will be expanded and the management of the retail business will be strengthened. Efforts will be made to increase the sales volume per station. Other non-fuel business will be actively promoted so as to increase the sales volume and economic returns of the service stations. The Company plans to achieve a total domestic sales volume of refined oil products of 124 million tonnes in 2008.

Chemicals segment: By taking the advantage of integrated sales channels, the Company strives to expand the market of chemical products; respond to market changes flexibly, produce products that are well received by the market. The intensive management will be strengthened, the optimisation of the structure of the raw material and the products will be emphasised to increase production and profits. The Company will actively promote the application of new technologies and develop, produce and sell new high value-added products. In year 2008, the total ethylene production is planned at 6.72 million tonnes.

Technology and development: The Company will further accelerate its pace of technological innovation, which will give technical support to the development of its core businesses. In developing the exploration technology of oil and natural gas, main efforts will be made at conducting fundamental research on the stable production in the eastern areas, where reserves of oil are abundant. Research will also be deepened in respect of the geological condition and oil and natural gas distribution pattern in the key strategic regions such as south China, Erdos and Tarim. The Company will also be engaged in the research and development of technologies to improve the recovery rate in the eastern matured oil fields and efficiency of development in major blocks in the West of China. In terms of the refining and chemical technology, emphasis will be put on the improvement of technologies to process lower quality crude oil and heavy oil. The development of technology for producing ethylene, polyolefin and bromine butyl-rubber will be accelerated. Efforts will be intensified to improve the technology of the clean fuel production and to develop high-performance chemical products with high value added.

Cost reduction: In 2008, the Company intends to rely on scientific and technological advancement, reinforced management and deepened reforms to continuously improve its operation efficiency. It plans to achieve a cost reduction of RMB 2.6 billion, among which RMB 700 million is to be achieved by the exploration and production segment, RMB 600 million by the refining segment, RMB 600 million by the chemicals segment and RMB 700 million by the marketing and distribution segment.

Capital expenditure: In 2008, the Company will continue to follow the principle of taking profitability and core projects as the priority of investment. The investment management procedures will be strictly controlled and the project construction will be meticulously managed. The total capital expenditure planned for the whole year is RMB 121.8 billion, among which, the expenditure for exploration and development is RMB 60.1 billion. The Sichuan-East China Gas Project will be the focus of efforts. The projects of building capacities in Tahe, and Shengli Oilfields, and natural gas projects in Puguang and Erdos will also be progressed. The total capital expenditure for the refining segment will be  RMB 19.9 billion. Qingdao Refinery Project will be in production within the year of 2008. The expenditure for marketing and distributing segment will reach RMB 13.0 billion. Further efforts will be made to construct and purchase the service stations in the key regions. The sales network of refined oil products will be furthur improved. The total expenditure for chemicals segment is RMB 25.7 billion, which is used for the steady progress of integrated refinery and chemical projects in Fujian and Tianjin, and Zhenhai ethylene projects. The total of expenditure for corporate and other is planned at RMB 3.1 billion.

In 2008, in line with the management guiding principles made by the Board of Directors and with our concerted efforts, we will endeavour to accomplish various production and operation targets and strive to achieve better performances in production and operation, which will promote the effective and sustainable development of Sinopec Corp.

HEALTH, SAFETY AND ENVIRONMENT

Guided by the scientific development approach, the Company has long been dedicated to performing its social responsibilities and achieving a coordinated development between health, safety and environment (HSE) and economic growth and has instituted a mechanism for effective long-term operations. While maintaining full load and longer cycle production, the Company in 2007 continued to focus on operational safety and improved environmental protection and made continuous efforts to care for the health of its employees and its relations with the communities to achieve harmonious growth.

1	Overall steady and safe production and improving HSE management

In 2007, the Company adhered to the principle of promoting the HSE management mechanism and adhered to the principles of “Safety as priority, prevention as main method, all staff involved and comprehensive management”. The responsibility system of the safe production was established and the basic work was emphasised. Every regulation was implemented to the detail. The quality, with the safety and environmental protection status of major products is continuously improving and energy and material consumption per production unit kept decreasing. While maintaining full-load and longer cycle production, the safety of production achieved an overall steadiness and HSE management on environment protection made continuous progress.

2	Continued improvement to deepen HSE management system

Since the Company and its subsidiaries established HSE management system, the Company focused on the smooth operation of the system. In 2007, the Company organised HSE supervision, examination and assessment at different levels in order to continuously promote and improve the management system.

3	Adherence to the principle of people-orient to create harmonious and healthy work environment

In 2007, the Company continued to strengthen firm-wide HSE education and training to continually improve employees’ operational skills, to enhance and strictly follow Rules of Safe Production, which raised the awareness of the employees for safe production and standard operations, ensuring safe production of major facilities under high load of operation. The Company strengthened occupational health management. Warning signs were posted in the workplace and monitoring and measurement results were publicly displayed. Regular occupational health checkups were arranged for relevant employees and working conditions were continually improved to ensure employee safety and health.

4	Implementation of a prevention-based policy; assessment of safety and environmental risks of newly built facilities and operating units

In 2007, the Company performed safety and environmental protection assessments over a number of newly built, revamping and expansion projects, and continued to perform risk assessments over operating facilities as well as public facilities. Rectification of potentially risky areas was subject to continuous monitoring throughout the process, while dynamic monitoring was instituted for major facilities and key areas under the oversight of a specially designated person. The Company formulated and improved its emergency response plans for corresponding to accidents, strengthened emergency response drills, and its capability for confronting emergencies was continually improved.

5	Active promotion of clean production to realise clean and economical development

In 2007, the Company standardised its environmental management in line with HSE management system, strengthened its control of effluent sources to achieve the goals of saving water and reducing effluents continuously, especially the major pollutants. Notwithstanding significant increase in the Company’s production, as compared to 2006, the industrial water consumption was reduced by 4.3 % and COD content in its discharged waste water was reduced by 5.4%.

In 2007, the Company entrusted a qualified environment appraisal organisation to conduct examination on all the oil and gas fields, refineries for their environment protection status over the past 3 years, and the results was published and recognised by the State Environmental Protection Administration.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PART OF THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION IS DERIVED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

1	CONSOLIDATED RESULTS OF OPERATIONS

In 2007, the Company’s turnover, other operating revenues and other income were RMB 1,209.7 billion, and the operating profit was RMB 85.9 billion, representing an increase of 13.4% and 6.5% over 2006, respectively. By seizing the favorable conditions provided by the steady growth of China’s domestic economy, the Company proactively expanded the market, extended oil and gas resources, optimised crude oil mix for processing, and increased the production of chemical products and sales volume of refined oil products. In addition, the Company reinforced safe production, energy saving and cost efficiency. As a result of the forgoing factors, the Company achieved good operating results in 2007.

The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods:

	Years ended 31 December
	2007	2006	Change
	RMB millions		(%)

Turnover, other operating revenues and other income	1,209,706	1,066,902	13.4
Of which: Turnover	1,173,869	1,034,888	13.4
Other operating revenues	30,974	26,853	15.3
Other income	4,863	5,161	(5.8)
Operating expenses	(1,123,842)	(986,270)	13.9
Of which: Purchased crude oil, products, and operating supplies and expenses	(970,929)	(854,236)	13.7
Selling, general and administrative expenses	(37,843)	(37,514)	0.9
Depreciation, depletion and amortisation	(43,315)	(33,554)	29.1
Exploration expenses (including dry holes)	(11,105)	(7,983)	39.1
Personnel expenses	(22,745)	(20,956)	8.5
Employee reduction expenses	(399)	(236)	69.1
Taxes other than income tax	(34,304)	(29,330)	17.0
Other operating expenses, net	(3,202)	(2,461)	30.1
Operating profit	85,864	80,632	6.5
Net finance costs	(8,101)	(5,813)	39.4
Investment income and share of profits less losses from associates and jointly controlled entities	5,701	3,723	53.1
Profit before taxation	83,464	78,542	6.3
Taxation	(24,721)	(23,504)	5.2
Profit for the year	58,743	55,038	6.7
Attributable to:
Equity shareholders of the Company	56,533	53,603	5.5
Minority interests	2,210	1,435	54.0

(1)	Turnover, other operating revenues and other income

In 2007, the Company’s turnover, other operating revenues and other income were RMB 1,209.7 billion, of which turnover was RMB 1,173.9 billion, representing an increase of 13.4% over 2006. These results were largely attributable to the increase in prices of domestic petroleum and petrochemical products and the Company’s efforts in expanding the sales volume of its petroleum and petrochemical products. In 2007, the Company’s other operating revenues were RMB 31.0 billion, representing an increase of 15.3% over 2006. At the end of 2007, the Company recognised a subsidy of RMB 4.9 billion.

The following table sets forth the Company’s external sales volume, average realised prices and the respective rates of change from 2006 to 2007 for the Company’s major products:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		change	Years ended 31 December		change
	2007	2006	(%)	2007	2006	(%)

Crude oil	4,431	4,027	10.0	3,110	3,210	(3.1)
Natural gas (million cubic meters)	5,817	5,366	8.4	811	789	2.8
Gasoline	35,177	32,661	7.7	5,408	5,224	3.5
Diesel	76,916	72,963	5.4	4,724	4,469	5.7
Kerosene	7,047	5,463	29.0	4,728	4,525	4.5
Basic chemical feedstock	10,230	9,693	5.5	6,200	5,831	6.3
Monomers and polymer for synthetic fiber	4,053	3,683	10.0	9,109	8,821	3.3
Synthetic resin	7,864	7,137	10.2	10,203	9,897	3.1
Synthetic fiber	1,501	1,613	(6.9)	11,605	11,389	1.9
Synthetic rubber	958	800	19.8	13,738	13,928	(1.4)
Chemical fertilizer	1,574	1,651	(4.7)	1,659	1,650	0.5

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemicals production and the remaining were sold to other customers. In 2007, the total revenue of crude oil, natural gas and other upstream products that were sold externally amounted to RMB 20.4 billion, representing an increase of 2.5% over 2006, accounting for 1.7% of the turnover, other operating revenues and other income. The increase was mainly due to the increase in the sales volume of the crude oil and the expansion of the Company’s natural gas business.

The Company’s refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. In 2007, the external sales revenue of petroleum products by these two segments were RMB 776.8 billion, accounting for 64.2% of the Company’s turnover, other operating revenues and other income, and representing an increase of 11.1% over 2006. The result comes from the fact that the Company took advantage of the high price of petroleum products, expanded the sales volume of the petroleum products, optimised the sales structure and expanded the markets of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 586.9 billion, accounting for 75.6% of the total turnover of refined petroleum products, and representing an increase of 12.6% over 2006. The turnover of other refined petroleum products was RMB 189.9 billion, representing an increase of 6.7% compared with 2006, and accounting for 24.4% of the total turnover of petroleum products.

The Company’s external sales revenue of chemical products was RMB 217.5 billion, accounting for 18.0% of its turnover, other operating revenues and other income, and representing a increase of 10.9% over 2006. This was mainly attributed to the fact that the Company took advantage of the high price level of the chemical products, expanded its sales volume.

(2)	Operating expenses

In 2007, the Company’s operating expenses were RMB 1,123.8 billion, representing an increase of 13.9% over 2006, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 970.9 billion, representing an increase of 13.7% over 2006, accounting for 86.4% of the total operating expenses, of which:

¦	Crude oil purchase expense was RMB 483.9 billion, representing an increase of 8.9% over 2006. This expense accounted for 43.1% of the total operating expense, representing a decrease of 2 percentage points. With the rapid economic development in China, and the expanded market demand and the Company increased its throughput of crude oil that was purchased externally. In 2007, the total throughput of crude oil purchased externally reached 123.98 million tonnes (excluding the amounts processed for third parties), representing an increase of 4.8%. The average cost for crude oil purchased externally was RMB 3,903 per tonne, representing an increase of 3.9% over 2006.

¦
In 2007, other purchasing expenses of the Company reached RMB 487.0 billion, accounting for 43.3% of the total operating expenses, representing an increase of 18.9%. The increase was mainly due to the increased costs of refined oil products and chemical raw materials purchased externally.

Selling, general and administrative expenses totaled were RMB 37.8 billion, representing an increase of 0.9% over 2006.

Depreciation, depletion and amortisation was RMB 43.3 billion, representing an increase of 29.1%, mainly due to the increased depreciation resulted from continuous investments in form of property, plant and equipment by the Company in recent two years.

Exploration expenses reached RMB 11.1 billion, representing an increase of 39.1%. The increase was mainly due to the Company’s increased efforts on exploration and forward study in the Southern marine facies blocks, such as the northeast and the west of Sichuan Province.

Personnel expenses were RMB 22.7 billion, representing an increase of 8.5%.

Employee reduction expenses: In 2007, the Company undertook an employee reduction expense of approximately RMB 0.4 billion for a total reduction of approximately 5,000 employees.

Taxes other than income tax were RMB 34.3 billion, representing an increase of 17.0% over 2006. The increase was mainly due to the increase of the special levy on crude oil income in the amount of RMB 2.5 billion, and the increase of the consumption tax levied on naphtha and other refined petroleum products in the amount of RMB 1.6 billion. In addition, city construction tax and education surcharge increased by RMB 0.8 billion.

Other operating expenses were RMB 3.2 billion, representing an increase of 30.1%. The increase was mainly due to the increase in impairment loss on long-lived assets, which increased by RMB 2.3 billion compared with 2006.

(3)	Operating profits
In 2007, the Company’s operating profit was RMB 85.9 billion, representing an increase of 6.5% over 2006.

(4)	Net finance costs

In 2007, the Company’s net finance costs were RMB 8.1 billion, representing an increase of 39.4% over 2006. The increase was mainly attributed to the RMB 3.2 billion unrealised loss on embedded derivative component of convertible bonds.

(5)	Profit before taxation
In 2007, the Company’s profit before taxation reached RMB 83.5 billion, representing an increase of 6.3% over 2006.

(6)	Taxation
In 2007, the Company’s taxation was RMB 24.7 billion, representing an increase of 5.2% over 2006.

(7)	Minority interests

In 2007, profit for the year attributable to the minority interests of the Company reached RMB 2.2 billion, representing an increase of 54.0%. The increase was mainly due to increased profit from two of the Company’s consolidated subsidiaries Shanghai Petrochemical Company Limited and Fujian Petrochemical Company Limited.

(8)	Profits attributable to equity shareholders of the Company
In 2007, profit attributable to equity shareholders of the Company was RMB 56.5 billion, representing an increase of 5.5% over 2006.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION

The Company manages its operations in four business segments, namely, exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and a corporate and others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each business segment have included the “other operating revenues” and “other income” of the segment.

The following table shows the operating revenues by each business segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

			As a percentage of		As a percentage of
			consolidated operating		consolidated operating
			revenue before elimination		revenue after elimination
	Operating revenues		of inter-segment sales		of inter-segment sales
	Years ended 31 December		Years ended 31 December		Years ended 31 December
	2007	2006	2007	2006	2007	2006
	RMB millions		(%)		(%)

Exploration and Production Segment
External Sales(1)	38,194	34,091	1.7	1.9	3.1	3.2
Inter-segment sales	107,473	109,075	5.0	6.0
Operating revenues	145,667	143,166	6.7	7.9
Refining Segment
External sales(1)	124,178	124,636	5.7	6.9	10.3	11.7
Inter-segment sales	534,671	477,766	24.7	26.3
Operating revenues	658,849	602,402	30.4	33.2
Marketing and Distribution Segment
External sales(1)	662,950	588,709	30.6	32.4	54.8	55.2
Inter-segment sales	2,841	4,849	0.1	0.3
Operating revenues	665,791	593,558	30.7	32.7
Chemicals Segment
External sales(1)	224,699	202,628	10.4	11.1	18.6	19.0
Inter-segment sales	15,990	12,299	0.7	0.7
Operating revenues	240,689	214,927	11.1	11.8
Corporate and Others
External sales(1)	159,685	116,838	7.4	6.4	13.2	10.9
Inter-segment sales	297,145	145,287	13.7	8.0
Operating revenues	456,830	262,125	21.1	14.4
Operating revenue before elimination
of inter-segment sales	2,167,826	1,816,178	100.0	100.0
Elimination of inter-segment sales	(958,120)	(749,276)
Consolidated operating revenues	1,209,706	1,066,902			100.0	100.0

Note 1: Including other operating revenues and other income.

The following table sets forth the operating revenues, operating expenses and operating profit/ (loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the rates of change from 2006 to 2007.

	Years ended 31 December
	2007	2006	Change
	RMB millions		(%)

Exploration and Production Segment
Operating revenues	145,667	143,166	1.7
Operating expenses	96,901	79,984	21.2
Operating profit	48,766	63,182	(22.8)
Refining Segment
Operating revenues	658,849	602,402	9.4
Operating expenses	669,301	628,112	6.6
Operating loss	(10,452)	(25,710)	—
Marketing and Distribution Segment
Operating revenues	665,791	593,558	12.2
Operating expenses	630,064	563,324	11.8
Operating profit	35,727	30,234	18.2
Chemicals Segment
Operating revenues	240,689	214,927	12.0
Operating expenses	227,383	200,469	13.4
Operating profit	13,306	14,458	(8.0)
Corporate and others
Operating revenues	456,830	262,125	74.3
Operating expenses	458,313	263,657	73.8
Operating loss	(1,483)	(1,532)	—

(1)
Exploration and Production Segment
Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemicals operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold to other customers.

In 2007, the operating revenues of this segment were RMB 145.7 billion, representing an increase of 1.7% over 2006. The increase was mainly attributable to the increase in the sales volume of crude oil and the increase both in the sales volume and sales price of natural gas.
In 2007, this segment sold 38.85 million tonnes of crude oil and 6.3 billion cubic meters of natural gas, representing an increase of 2.4% and 10.2% respectively over 2006. The average realised price of crude oil was RMB 3,095 per tonne, representing a decrease of 3.1%. The average realised price of natural gas was RMB 823 per thousand cubic meters, representing an increase of 3.6% over 2006.

In 2007, the operating expenses of this segment were RMB 96.9 billion, representing an increase of 21.2% over 2006. The increase was mainly due to the following reasons:

¦
The exploration expense (including dry hole cost) increased by RMB 3.1 billion over 2006. The increase was mainly attributable to the increased efforts on exploration and forward study in marine facies blocks in the Southern part of China, namely, northeast and west of Sichuan Province.

¦	The increase of RMB 5.3 billion in depreciation, depletion and amortisation, which was mainly due to the increase in depreciation and depletion of the oil and gas assets.

¦	Special levy on crude oil income increased by RMB 2.5 billion over 2006.

¦	Other operating expenses increased by RMB 3.6 billion over 2006. The increase was mainly due to the increase in cost of materials as a result of the increase in sales of these materials.

In 2007, in light of the high crude oil price, in order to increase oil and gas production, the Company developed more marginal oil reserves, which, together with increased water and electricity charges associated with oil and gas production, contributed to the increase in the lifting cost of crude oil and natural gas by 15.6% from RMB 520 per tonne in 2006 to RMB 601 per tonne in 2007.

In 2007, the operating profit of the segment was RMB 48.8 billion , representing a decrease of 22.8% over 2006.

(2)	Refining Segment

Business activities of the refining segment consist of purchasing crude oil from third parties or from the exploration and production segment of the Company, processing crude oil into refined oil products, selling gasoline, diesel and kerosene to the marketing and distribution segment, selling a portion of chemical feedstock to the chemicals segment of the Company, and selling other refined petroleum products to the domestic and overseas customers.

In 2007, the operating revenues of this segment were RMB 658.8 billion, representing an increase of 9.4% over 2006. The increase was mainly attributable to the increase in the price and sales volume of each refined petroleum products.

The following table sets forth the sales volumes, average realised prices and the respective rates of change of the Company’s major refined oil products of the segment from 2006 to 2007.

	Sales volume			Average realised price
	(thousand tonne)			(RMB/tonne)
	Years ended 31 December		change	Years ended 31 December		change
	2007	2006	(%)	2007	2006	(%)

Gasoline	23,965	22,937	4.5	4,641	4,499	3.2
Diesel	61,541	59,712	3.1	4,057	3,873	4.8
Chemical feedstock	25,509	25,398	0.4	4,985	4,395	13.4
Other refined oil products	42,204	39,681	6.4	3,884	3,690	5.3

In 2007, the sales revenues of gasoline by the segment were RMB 111.2 billion, representing an increase of 7.8% over 2006 and accounting for 16.9% of this segment’s operating revenues.

In 2007, the sales revenues of diesel by the segment were RMB 249.6 billion, representing an increase of 8.0% over 2006 and accounting for 37.9% of this segment’s operating revenues.

In 2007, the sales revenues of chemical feedstock by the segment were RMB 127.2 billion, representing an increase of 13.9% over 2006 and accounting for 19.3% of this segment’s operating revenues. The increase in the sales revenues of chemical feedstock was higher than the increase in the sales revenues of gasoline and diesel, which was mainly due to the fact that the extent of increase in the price of the chemical feedstock is greater than the extent of increase in the price of the gasoline and diesel oil.

In 2007, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 163.9 billion, representing an increase of 11.9% over 2006 and accounting for 24.9% of this segment’s operating revenues.

In 2007, this segment’s operating expenses were RMB 669.3 billion, representing an increase of 6.6% over the year of 2006. The increase was which mainly attributable to the increase in refining throughput and crude oil price as well as the allowance for diminution in value of certain imported crude oil.

In 2007, the average cost of crude oil processed was RMB 3,762 per tonne, representing an increase of 2.2% over 2006. Refining throughput were 155.27 million tonnes (excluding the volume processed for third parties), representing an increase of 4.5% over 2006. In 2007, the total costs of crude oil processed were RMB 584.2 billion, representing an increase of 6.8%, and accounting for 87.3% of the segment’s operating expenses, up by 0.2 percentage points over 2006.

In 2007, due to the high international crude oil prices, and the government’s tight control over refined oil products’ price, the refinery segment of the Company incurred losses. The refining margin (defined as the sales revenues less  the crude oil costs and refining feedstock costs and taxes other than income tax divided by the throughput of crude oil and refining feedstock) was RMB 107 per tonne, representing an increase of RMB 123 per tonne over that of 2006, which was at a loss of RMB-16 per tonne.

In 2007, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax, other operating expenses; and divided by the throughput of crude oil and refining feedstock) was RMB 133 per tonne, representing a decrease of RMB 2.5 per tonne, or 1.8%, against 2006.

In 2007, this segment incurred an operating loss of RMB 10.5 billion, representing a year-on-year loss decrease of RMB 15.3 billion.

(3)	Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and third parties, making wholesale and direct sales to domestic customers, and retail of the refined oil products through the segment’s retail distribution network, as well as providing related services.

In 2007, the operating revenues of this segment were RMB 665.8 billion, up by 12.2% over 2006. The increase was mainly attributable to the improvements in sales mix and the increased proportion of the retail business and the increased domestic demand for the refined oil products.

In 2007, the operating revenues from sales of gasoline and diesel were RMB 555.1 billion, accounting for 83.4% of the operating revenues of this segment. The percentage of retail in the total sales volume of gasoline and diesel increased from 63.4% in 2006 to 63.8% in 2007, representing an increase of 0.4 percentage points. The percentage of direct sales in the total sales volume increased from 17.0% in 2006 to 17.5% in 2007, representing an increase of 0.5 percentage points. The percentage of wholesale volume in the total sales volume of gasoline and diesel decreased from 19.6% in 2006 to 18.7% in 2007, representing a decrease of 0.9 percentage points.

The following table sets forth the sales volumes, average realised prices, and respective rates of change of the four major refined oil product categories in 2006 and 2007, including detailed information of different sales channels for gasoline and diesel:

		Sales volume			Average realised price
		(thousand tonnes)		Rate of	(RMB/tonne)		Rate of
		Years ended 31 December		change	Years ended 31 December		change
		2007	2006	(%)	2007	2006	(%)

Gasoline		35,124	32,718	7.4	5,410	5,224	3.6
Of which:	Retail	26,728	23,885	11.9	5,542	5,350	3.6
	Direct sales	2,611	2,812	(7.1)	5,036	4,922	2.3
	Wholesale	5,785	6,021	(3.9)	4,967	4,867	2.1
Diesel		77,288	73,694	4.9	4,723	4,466	5.8
Of which:	Retail	44,991	43,528	3.4	4,832	4,527	6.7
	Direct sales	17,034	15,309	11.3	4,742	4,599	3.1
	Wholesale	15,263	14,857	2.7	4,381	4,152	5.5
Kerosene		7,005	5,397	29.8	4,729	4,524	4.5
Fuel oil		13,160	15,067	(12.7)	2,923	2,989	(2.2)

In 2007, the operating expenses of the segment were RMB 630.1 billion, representing an increase of 11.8% compared with that of 2006. The increase was mainly due to the increase in the purchasing cost of refined oil products.

In 2007, the segment’s unit cash selling expenses of refined oil products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortisation, and divided by the sales volume) was RMB 138.9 per tonne.

In 2007, the operating profit of the segment was RMB 35.7 billion, representing an increase of 18.2%.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2007, operating revenues of the Chemicals Segment were RMB 240.7 billion, representing an increase of 12.0% over the year of 2006. The increase was primarily due to the increase in sales volume and prices of major chemical products.

In 2007, the sales revenues of the Company’s six major categories of chemical products (namely basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertiliser) totaled approximately RMB 227.3 billion, representing an increase of 12.5% over 2006, and accounting for 94.4% of the operating revenues of this segment.The following table sets forth the sales volumes, average realised prices and rates of change of each of these six categories of chemical products of this segment in 2006 and 2007.

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonnes)
	Years ended 31 December		changes	Years ended 31 December		changes
	2007	2006	(%)	2007	2006	(%)

Basic organic chemicals	12,888	11,572	11.4	5,870	5,649	3.9
Monomers and polymers for synthetic fiber	4,089	3,709	10.2	9,116	8,814	3.4
Synthetic resin	7,964	7,254	9.8	10,163	9,842	3.3
Synthetic fiber	1,501	1,614	(7.0)	11,605	11,390	1.9
Synthetic rubber	977	833	17.3	13,721	13,885	(1.2)
Chemical fertiliser	1,599	1,654	(3.3)	1,657	1,660	(0.2)

In 2007, operating expenses of the chemicals segment were RMB 227.4 billion, representing an increase of 13.4% over 2006. The increase was primarily due to:

          l       Increase in the consumption of feedstock and ancillary materials as well as the increase in their prices, which, together, contributed to an increase of RMB25.8 billion over 2006.

                    l       Because of increased in production volume of the chemical products, fuel and energy costs increased by approximately RMB 1.1 billion compared with 2006.

In 2007, operating profit of the chemicals segment was RMB 13.3 billion, representing a decrease of RMB 1.2 billion over 2006.

(5)	Corporate and Others

The business activities of corporate and others mainly consist of import and export business of the Company’s subsidiaries, research and development activities of the Company, and administrative activities of its headquarter.

In 2007, the operating revenues generated from corporate and others were RMB 456.8 billion, representing an increase of 74.3% over 2006. The increase was mainly due to the increase in crude oil price as well as the trading volume of crude oil and refined oil products. The increase in volume of self-managed business also contributed to the increase in operating revenues.

In 2007, the operating expenses of this segment were RMB 458.3 billion, representing an increase of 73.8% over 2006. This increase was mainly due to the increase in the purchasing costs of its trading business associated with the increase in its operating revenue.

In 2007, the operating loss of this segment was RMB 1.5 billion, which was approximately the same as 2006.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

The Company’s primary sources of funding were from its operating activities, short-term and long-term loans. The primary use of funds were for operating expenses, capital expenditure and repayment of the short-term and long-term loans.

(1) Assets, liabilities, and equity

			Unit: RMB millions

	At 31 December	At 31 December	Amount of
	2007	2006	Changes

Total assets	732,725	610,832	121,893
Current assets	185,116	146,490	38,626
Non-current assets	547,609	464,342	83,267
Total liabilities	399,967	324,175	75,792
Current liabilities	265,355	216,372	48,983
Non-current liabilities	134,612	107,803	26,809
Equity attributable to the equity
shareholders of the Company	307,433	264,334	43,099
Share capital	86,702	86,702	—
Reserves	220,731	177,632	43,099
Minority interests	25,325	22,323	3,002
Total equity	332,758	286,657	46,101

The Company’s total assets were RMB 732.7 billion, representing an increase of RMB 121.9 billion over 2006, of which:

l
Thecurrent assets reached RMB 185.1 billion, representing an increase of RMB 38.6 billion over 2006. The increase was mainly due to the increase in the international crude oil prices and other raw materials prices, which resulted in increased inventory of crude oil, other raw materials and finished goods by RMB 21.1 billion. In addition, accounts receivable and bills receivable increased by RMB 12.2 billion.

l
The non-current assets reached RMB 547.6 billion, representing an increase of RMB 83.3 billion over 2006. The increase was mainly due to the increase of construction in progress and property, plants and equipment under the investment plan of RMB 61.9 billion; the increase in interests in associates and jointly controlled entities of RMB 8.5 billion; and the increase of lease prepayments and deferred tax assets of RMB 8.9 billion.

The total liabilities reached RMB 400.0 billion, representing an increase of RMB 75.8 billion over 2006, of which:

l
The current liabilities reached RMB 265.4 billion , representing an increase of RMB 49.0 billion over 2006. The increase was mainly due to increased trade accounts payable and bills payable of RMB 30.7 billion in line with expanded operations of the Company and the increase in accrued expenses and other payables of RMB 20.0 billion.

l
The non-current liabilities reached RMB 134.6 billion, representing an increase of RMB 26.8 billion over 2006. The increase was mainly due to the net effect of increase in scale of direct financing activities and the increase in repayment of bank loans totaling RMB 19.7 billion; and the increase of other liabilities by RMB 7.8 billion.

Equity attributable to the equity shareholders of the Company reached RMB 307.4 billion, representing an increase of RMB 43.1 billion over 2006. The increase was mainly due to the increase in reserves.

(2) Cash flow

The following table sets forth the major items on the consolidated cash flow statements for the years ended 31 December 2006 and 31 December 2007.

	Unit: RMB millions

	Years ended 31 December
Major items of cash flow	2007	2006

Net cash flow from operating activities	119,594	92,507
Net cash flow from investing activities	(113,587)	(103,385)
Net cash flow from financing activities	(5,310)	2,878
Net changes in cash and cash equivalents	697	(8,000)

The net cashflow from operating activities was RMB 119.6 billion.

In 2007, the profit before taxation was RMB 83.5 billion, depreciation, depletion and amortisation was RMB 43.3 billion, dry hole costs was RMB 6.1 billion and accounts receivable and payable related to operating activities increase cash inflow of RMB 13.0 billion. In addition, the cash outflow for payment of income tax was RMB 27.7 billion.

Net cash outflow from investing activities was RMB 113.6 billion. This was mainly due to the capital expenditure and exploration wells expenditure under investment plan of RMB 109.9 billion and purchase of subsidiaries, investments and investments in associates of RMB 5.5 billion.

Net cash outflow from financing activities was RMB 5.3 billion.

This was mainly due to the net amount for repayment of bank loans and other loans of RMB 20.8 billion, dividend paid of RMB 13.9 billion, distribution to China Petrochemical Corp. of RMB 5.7 billion cash and cash equivalents for the acquisition of assets from China Petrochemical Corp.; and the net cash inflows from issuance of bonds of RMB 34.4 billion.

(3) Contingent liability
Please refer to the “Significant Events” included in the report describing the Company’s material guarantees and the implementation of the guarantees.

(4) Capital expenditures
Please refer to “Capital Expenditure” in the section headed “Business Review and Prospects”.

(5) Research and development expenses, and environmental expenses
Research and development expenses refer to the expenses that were recognised during the period in which they incurred. In 2007, the Company’s research and development expenses were RMB 3.4 billion.

Environmental expenses refer to the normal pollutant dischange fees paid by the Company, excluding any capitalized costs for pollutant processing facilities. In 2007, the Company’s environmental expenses were RMB 2.1 billion.

4 ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 184 of this report.

(1) Under ASBE, the operating income and operating profit of the Company are as follows

	Years ended 31 December
	2007	2006
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	145,667	143,094
Refining Segment	656,923	597,241
Marketing and Distribution Segment	662,854	593,558
Chemicals Segment	240,689	214,927
Others	456,830	262,125
Elimination of inter-segment sales	(958,120)	(749,276)
Consolidated operating income	1,204,843	1,061,669
Operating profit
Exploration and Production Segment	48,588	60,496
Refining Segment	(13,666)	(30,157)
Marketing and Distribution Segment	33,597	31,401
Chemicals Segment	13,416	14,377
Others	(1,448)	(1,866)
Financial expenses, investment income and fair value loss	(2,345)	(2,011)
Consolidated operating profit	78,142	72,240
Net profit attributable to equity shareholders of the Company	54,947	52,086

Operating profit: In 2007, the realised operating profits by the Company was RMB 78.1 billion, representing an increase of RMB 5.9 billion. This increase was mainly due to the fact that the Company took advantage of the pace of the steady growth of the domestic economy, expanded the market proactively, enlarged the production of oil and gas resources, optimised crude oil processing structure, increased the production volume of chemical products and sales volume of refined oil products and firmly stuck to the principle of saving energy and reducing cost.

Net profit: In 2007, the net profit attributable to the equity shareholders of the company is RMB 54.9 billion, representing an increase of 2.8 billion or 5.5%, over 2006.

(2) Financial data prepared under ASBE:
		Unit: RMB millions

	31 December	31 December
	2007	2007	Changes

Total assets	718,572	602,720	115,852
Long-term liabilities	130,468	108,145	22,323
Shareholder’s equity	326,347	281,799	44,548

Analysis of changes:

Total assets: At the end of 2007, the Company’s total assets were RMB 718.6 billion, representing an increase of RMB 115.9 billion compared with that at the end of 2006. The change was primarily attributable to the increased investment project of RMB 77.4 billion in non-current assets including construction in progress and fixed assets, the increased inventories of crude oil, other raw materials and finished goods of RMB 21.1 billion resulted from the increase in international crude oil price and higher prices in other raw materials as well as the increase of RMB 12.2 billion in accounts receivable and bills receivable.

Long-term liabilities: At the end of 2007, the Company’s long-term liabilities were RMB 130.5 billion, representing an increase of RMB 22.3 billion compared with that at the end of 2006. Such increase was mainly caused by the net cash inflows of the increase in scale of direct financing activities and the repayment of bank loans of RMB 19.7 billion.

Shareholders’ equity: At the end of 2007, the shareholders’ equity of the Company were RMB 326.3 billion, representing an increase of RMB 44.5 billion compared with that at the end of 2006. The change was mainly the result of a realised net profit of RMB 57.2 billion in 2007 and final dividend for 2006 and interim dividend for the first half of 2007 of RMB 13.9 billion.

(3) The principle operations categorised by business segements

					Increase/
				Increase/	decrease
				decrease Income	of Cost	Increase/
				from principal	of principal	decrease
				operations	operations	of gross
	Income from	Cost of		compared	compared	profit margin
	principal	principal	Gross	with the	with the	compared with
	operations	operations	profit margin	preceding year	preceding year	the preceding
Segment	(RMB millions)	(RMB millions)	(%)	(%)	(%)	(%)

Exploration and production	145,667	64,318	47.0	1.8	15.5	(6.7)
Refining	656,923	636,062	0.2	10.0	5.8	3.6
Chemicals	240,689	213,847	10.8	12.0	13.3	(1.1)
Marketing and distribution	662,854	601,576	9.1	11.7	11.2	0.3
Corporate and others	456,830	455,158	0.3	74.3	75.4	(0.6)
Elimination of inter-segment sales	(958,120)	(958,000)	N/A	N/A	N/A	N/A
Total	1,204,843	1,012,961	13.1	13.5	13.0	0.2

Note: Gross profit margin=Income from principal operations- Cost of principal operations, tax and surcharge/Income from principal operations

SIGNIFICANT EVENTS

1	ISSUANCE OF BONDS WITH WARRANTS IN THE DOMESTIC MARKET

At the third extraordinary general meeting of shareholders of Sinopec Corp. for 2007 held on 15 November 2007, the proposal relating to the issuance of bonds with warrants (“Bonds with Warrants”) was reviewed and approved. The proceeds from issuance will be used to fund the Sichuan-to-East China Gas Project, Tianjin 1 million tonnes per annum (tpa) ethylene project, Zhenhai 1 million tpa ethylene project and repayment of bank loans. The proceeds from the exercise of warrants, if exercised, will be used to fund Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan ethylene project, repayment of bank loans or replenishment of working capital of Sinopec Corp. The issuance of Bonds with Warrants in the amount of up to RMB 30 billion was approved by China Securities Regulatory Commission (CSRC) on 31 January 2008. The Bonds with Warrants were issued on 20 February 2008. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate, and the 3.03 billion warrants were distributed with exercise ratio of 2 for 1 and a term of 2 years. The bonds and warrants were listed on Shanghai Stock Exchange on 4 March 2008.

2	ISSUANCE OF CORPORATE BONDS IN THE DOMESTIC MARKET

At the first extraordinary general meeting of shareholders of Sinopec Corp. for 2007 held on 22 January 2007, the proposal relating to the issuance of corporate bonds in the amount of up to RMB 10 billion in the domestic market to qualified institutional investors and/or Chinese citizens with valid identification paper (excluding the buyers forbidden by the Chinese laws and regulations) was approved. On 10 May 2007, Sinopec Corp. issued RMB 5 billion 10-year term corporate bonds in the domestic market with a credit rating of AAA and a fixed coupon rate of 4.2% per annum. The proceeds from the issuance will be used to fund Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Guangzhou 800 thousand tpa ethylene expansion project, and Jinling 600 thousand tpa PX and aromatics project.

At the annual general meeting of shareholders of Sinopec Corp. for 2006 held on 29 May 2007, the proposal relating to the issuance of corporate bonds was approved. On 27 September 2007, the fifteenth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the issuance of domestic corporate bonds in the amount of up to RMB 20 billion within the scope of authorisation of the annual general meeting of shareholders for 2006. On 13 November 2007, Sinopec Corp. issued RMB 20 billion corporate bonds including RMB 11.5 billion 10-year term corporate bonds with a fixed coupon rate of 5.68% per annum and RMB 8.5 billion 5-year term corporate bonds with a fixed coupon rate of 5.40% per annum. The proceeds from the issuance will be used to fund the Sichuan-to-East China Gas Project.

3	ISSUANCE OF HK $11.7 BILLION ZERO COUPON CONVERTIBLE BONDS IN OVERSEAS MARKET

At the first extraordinary general meeting of shareholders of Sinopec Corp. for 2007 held on 22 January 2007, the proposal relating to the issuance of corporate bonds convertible into overseas shares of Sinopec Corp. was approved. On 24 April 2007, Sinopec Corp. issued HK$11.7 billion zero coupon convertible bonds with a term of 7 years. The proceeds from the issuance were used to repay the foreign currency loans of Sinopec Corp. incurred in connection with the privatisation of former Beijing Yanhua Petrochemical Company Limited and former Sinopec Zhenhai Refining & Chemical Company Limited, both of which were previously listed on the Hong Kong Stock Exchange.

4	MERGER BY ABSORPTION OF FOUR SUBSIDIARIES

In 2006, Sinopec Corp. completed the tender offers to acquire four subsidiaries formerly listed on A shares market, namely Sinopec Qilu Petrochemical Co., Ltd. (“Oilu Petrochemical”), Sinopec Yangzi Petrochemical Co., Ltd. (“Yangzi Petrochemical”), Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd. (中國石化楊子石油化工股份有限公司) (“Zhongyuan Oil & Gas”), and Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. (“Petroleum Dynamic”).

On 9 February 2007, Zibo Jiexu Chemical Co. Ltd., Sinopec Yangzi Petrochemical Co., Ltd.(中國石化楊子石油化工股份有限公司), Henan Province Zhongpu Oil & Gas Technology Co. Ltd, Shengli Oil Field Haosheng Petrochemical Co., Ltd, (collectively “shell companies”) which are wholly-owned subsidiaries of Sinopec Corp., respectively entered into a merger by absorption agreement with Oilu Petrochemical, Yangzi Petrochemical, Zhongyuan Oil & Gas, and Petroleum Dynamic (collectively “delisted subsidiaries”). According to the agreements, the delisted subsidiaries should be merged into the corresponding shell companies, which should pay the appropriate amount of cash as consideration of the merger to the shareholders of the delisted subsidiaries other than Sinopec Corp., and increase capital contribution to Sinopec Corp. as consideration of the merger. The shareholders of the shell companies and the delisted subsidiaries respectively approved the merger by absorption agreements on 28 February 2007. The shareholders of the delisted subsidiaries other than Sinopec Corp. received the consideration in cash on 20 March 2007.

5	Major projects

(1)	Sichuan-to-East China Gas Project

The Sichuan-to-East China Gas Project was one of the major projects during China’s eleventh Five-Year Plan Period. The project consists of two parts, namely, the exploration, development, and gas processing project of Puguang Gas Field and long-distance natural gas pipeline from Puguang Gas Field to Shanghai. The estimated total investment of this project is RMB 63.2 billion. It is expected that the construction of the major part of the project will be completed by the end of 2008.

(2) Qingdao refinery project

The capacity of Qingdao refinery project is 10 million tpa. Construction of this refinery project commenced in June 2005, and is currently progressing smoothly. The project is expected to be put into operation in 2008.

(3) Tianjin ethylene project

Tianjin ethylene project mainly consists of 1 million tpa ethylene unit, 12.5 million tpa refinery expansion and thermal power utilities facilities. Total investment for this project is about RMB 26 billion. Construction of this project commenced in June 2006, and is currently progressing smoothly. The project is expected to be completed by the end of 2009.

(4) Zhenhai ethylene project

Zhenhai ethylene project mainly consists of 1 million tpa ethylene unit and downstream auxiliary utilities facilities. Total investment for this project is about RMB 21.9 billion. Construction of this project commenced in November 2006, and is currently progressing smoothly. The project is expected to be completed in 2010.

(5) Wuhan ethylene project

Wuhan ethylene project mainly consists of 10 sets of facilities including 800 thousand tpa ethylene unit, 500 thousand tpa gasoline hydro-treating unit and 140 thousand tpa butadiene unit. Construction of this project commenced on 18 December 2007, and commissioning is expected by the end of 2011.

(6) Fujian refinery and ethylene project and refined oil products marketing project

On 25 February 2007, Sinopec Corp., Fujian Province, Exxon Mobil and Saudi Aramco entered into a joint venture contract for the Fujian refinery and ethylene project. At the same time, Sinopec Corp., Exxon Mobil and Saudi Aramco entered into a joint venture contract for the Fujian refined oil products marketing project. Fujian refinery and ethylene project consists of expansion of the existing refinery in Quanzhou of Fujian from 4 million tpa to 12 million tpa, and construction of 800 thousand tpa ethylene units and downstream auxiliary facilities. In addition, the project also includes the construction of 300 thousand tonnes crude oil dock and auxiliary utilities. The project will be constructed with 50%, 25% and 25% of equity investments by Fujian Refinery and Chemicals Co., Ltd. (a company incorporated with 50% and 50% equity investments by Sinopec Corp. and Fujian Province respectively), Exxon Mobil and Saudi Aramco respectively, and it is expected to be completed and put into operation at the beginning of 2009. With 55%, 22.5% and 22.5% investments by Sinopec Corp., Exxon Mobil and Saudi Aramco respectively, the Fujian refined oil products marketing joint venture is planned to manage and operate approximately 750 service stations and a number of oil depots in Fujian Province. On 15 and 19 March 2007, the Ministry of Commerce approved the aforesaid joint venture contracts respectively, and approved the establishment of the two joint ventures, namely, Fujian United Petrochemical Co., Ltd. and Sinopec SenMei (Fujian) Petroleum Co., Ltd.

6 SUBSIDIES

Since 2007, international crude oil prices have increased significantly. Due to tight controls, prices of refined oil products in domestic market were lower than crude oil prices. Due to the losses, some local refineries reduced throughput or even shutdown. Together with the increased consumption of diesel in winter, it resulted in a shortage of refined oil products in certain areas. The Company adopted various measures, including increasing its own production of refined oil products and purchasing refined oil products from local refineries at a high price, to guarantee the domestic supply of refined oil products. These measures were successful in assuring domestic supply but resulted in considerable losses to the Company. In March 2008, the Company received a subsidy of RMB 12.3 billion, among which RMB 4.9 billion will be recorded as subsidy income of the Company for 2007, and RMB 7.4 billion for the first quarter of 2008.

7 THE PERFORMANCE OF COMMITMENTS BY SHAREHOLDERS HOLDING OVER 5% SHARES IN SINOPEC CORP. NAMELY SINOPEC GROUP COMPANY
By the end of the reporting period, the major commitments made by Sinopec Group Company included:

i complying with agreements regarding connected transactions;

ii solving the issues concerning the legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

iii implementing the Reorganisation Agreement (as defined in the Prospectus for the Issuance of H Shares);

iv granting licences for intellectual property rights;

v refraining from involvement in competition within the same industry; and

vi withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above commitments are included in the Prospectus for the Issuance of A Shares published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

During this reporting period, Sinopec Corp. was not aware of any breach of the above important commitments by Sinopec Group Company.

8 ISSUANCE OF CORPORATE BONDS AND INTEREST PAYMENT

On 24 February 2004, Sinopec Corp. issued 10-year term domestic corporate bonds in the amount of RMB 3.5 billion with a credit rating of AAA and a fixed coupon rate of 4.61%. On 28 September 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004, respectively. The balance of the outstanding principal under the corporate bond issuance was RMB 3.5 billion as of 31 December 2007. By 25 February 2008, Sinopec Corp. had paid the full amount of coupon interest for the fourth interest payment year.

9 ACQUISITION OF ASSETS

(1) Acquisition of the equity interests of five refinery companies including Zhanjiang Dongxing and the operation rights of 63 service stations from Sinopec Group Company

On 28 December 2007, the eighteenth meeting of the Third Session of the Board of Directors of Sinopec Corp. reviewed and approved the proposal on acquisition of the equity interests of five refinery companies including Zhanjiang Dongxing and the operation rights of 63 service stations from Sinopec Group Company. Under this proposal, Sinopec Group Company would transfer its 100% equity interest in Hangzhou Refinery, 59.47% equity interest in Yangzhou Petrochemical Plant and 75% equity interest in Zhanjiang Dongxing to Sinopec Corp. The Sinopec Group Company would transfer its 100% equity interest in Taizhou Petrochemical Plant and 100% interest in Qingjiang Petrochemical Plant to Sinopec Yangzi Petrochemical Company (中國石化楊子石油化工股份有限公司). At the same time, Sinopec Group Company would transfer its operation rights of 63 service stations to Sinopec Corp. The appraised value of the target assets of the acquisition amounted to RMB 3,659.79 million as at the valuation date, being 30 September 2007 and the consideration for the acquisition is RMB 3,659.79 million.

(2) Acquisition of fuel business of China Resources Enterprise, Ltd. in Hong Kong and oil depots of China Resources (Holdings) Co., Ltd. in Hong Kong

On 19 April 2007, the Company entered into a cooperation agreement with China Resources Enterprise, Ltd. Under this agreement, Sinopec Corp. acquired all the 20 service stations and fuel business, including aviation kerosene, fuel oil and industrial diesel business in Hong Kong, for a consideration of HK$ 4 billion. In the meantime, Sinopec Corp. also entered into a cooperation agreement with China Resources (Holdings) Co., Ltd. on oil depots, under which Sinopec Corp. aquired two oil depots from China Resources (Holdings) Co., Ltd. in Hong Kong, for a consideration of HK$ 1.063 billion.

10 MATERIAL LITIGATION AND ARBITRATION EVENTS
The Company was not involved in any material litigation or arbitration during this reporting period.

11 MATERIAL GUARANTEE CONTRACTS AND PERFORMANCE THEREOF

Guarantees provided by the Company (excluding the guarantees provided for non wholly-owned subsidiaries)Unit: RMB millions

	Date of
	Occurrence					Whether
	(Date of				Whether	for a
	Execution of	Guaranteed	Type of		completed	connected
Obligors	the Agreement)	amount	guarantee	Term	or not	party1

Yueyang Sinopec Shell Coal Gasification Co., Ltd.	10 December 2003	377	Joint and several liabilities	10 December 2003 -10 December 2017	No	Yes
Fujian Refining & Petrochemical Company Limited	6 September 2007	9,166	Joint and several liability	6 September 2007 -31 December 2015	No	Yes
Shanghai Gaoqiao-SK Solvent Co., Ltd.	22 September 2006 24 November 2006 30 March 2007 16 April 2007	75	Joint and several liabilities	22 September 2006 - 22 September 2011 24 November 2006 - 24 November 2011 30 March 2007 - 30 March 2012 16 April 2007 - 16 April 2012	No	Yes
Balance of Guarantee by Sinopec Yangzi Petrochemical for its associates and joint ventures		88			No	Yes
Balance of Guarantee by Sinopec Shanghai Petrochemical for its associates and joint ventures		17			No	Yes
Balance of Sinopec Sales Company Limited for its associates and joint ventures		75			No	Yes
Total amount of guarantees provided during the reporting period2						9,316
Total amount of guarantees outstanding at the end of the reporting period2						9,798

Guarantees by the Company to non wholly-owned subsidiaries
Total amount of guarantee provided to non wholly-owned subsidiaries during the reporting period						None
Total amount of guarantee for non wholly-owned subsidiaries outstanding at the end of the reporting period						2,361

Total amount of guarantees of the Company (including those provided for non wholly-owned subsidiaries)
Total amount of guarantees3						12,159
Total amount of guarantees as a percentage of Sinopec Corp.’s net assets						4.0

Guarantees provided for shareholders, effective controllers and connected parties						None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%					82
The amount of guarantees in excess of 50% of the net assets						None
Total amount of the above three guarantee items4						82

Note 1: As defined in the stock listing rules of Shanghai Stock Exchange.

Note 2:   The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the non wholly-owned subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:  Total amount of guarantees is the aggregate of the above “total amount of guarantees outstanding at the end of the reporting period (excluding the guarantees provided for non wholly-owned subsidiaries)” and “total amount of guarantees for non wholly-owned subsidiaries outstanding at the end of the reporting period”.

Note 4:  “Total amount of the above three guarantee items” is the aggregate of “guarantees provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%” and “the amount of guarantees in excess of 50% of the net assets”.

Material Guarantees under Performance

The twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp. approved the proposal regarding Sinopec Corp.’s provision of guarantee to Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

The thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp. approved the proposal to provide a credit line guarantee to China International United Petroleum & Chemical Co., Ltd. in the amount equivalent to RMB 2.191 billion.

The eighth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the proposal to provide guarantee to Fujian United Petrochemical Company Limited for its Fujian Refining and Ethylene Joint Venture Project in the amount of RMB 9.166 billion.

Specific statement and independent opinions presented by independent directors regarding external guarantees provided by Sinopec Corp. accumulated up to and during 2007

We, as independent directors of Sinopec Corp., hereby make the following statement after conducting a thorough checking of external guarantees provided by Sinopec Corp. accumulated up to and during 2007 in accordance with requirements of the domestic regulatory authorities:

The accumulated balance of external guarantees provided by Sinopec Corp. at the end of 2007 was about RMB 12.159 billion, accounting for approximately 4.0% of the its net assets, of which, the amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70% decreased RMB 95million. Guarantees provided by Sinopec Corp. (including those provided by controlling subsidiaries of Sinopec Corp.) for 2007 were approximately RMB 9.3 billion which consisted mainly of the guarantee equivalent to RMB 9.166 billion provided by Sinopec Corp. to Fujian United Petrochemical Company Limited, of which Sinopec Corp. holds 25% equity interest, and the guarantee equivalent to RMB 20 million provided by Sinopec Corp. to Shanghai Gaoqiao-SK Solvent Co., Ltd., of which Sinopec Corp. holds 50% equity interest. External guarantees provided before 2007 have been disclosed in detail in the annual report of 2006.

We hereby present the following opinions:

The accumulated balance of external guarantees provided by Sinopec Corp. at the end of 2007 decreased 16.8% compared with last year, of which, the amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70% decreased of 53.7%. Sinopec Corp. has performed examination and approval procedures for external guarantees accumulated up to and during 2007 in accordance with relevant provisions of laws, regulations and the Articles of Association. Sinopec Corp. shall continue to perform approval and disclosure procedures for new external guarantees occurred thereafter in strict accordance with relevant provisions for guarantees.

12 GENERAL MEETING OF SHAREHOLDERS

During this reporting period, Sinopec Corp. held four shareholders’ general meetings in strict compliance with the procedures of notification, convening of shareholders’ meetings as stipulated in relevant laws, rules and regulations and the Articles of Association of Sinopec Corp. For further details, please refer to the section “Summary of Shareholders’ Meetings” of page 55 this annual report.

13 TRUSTEESHIP, CONTRACTING AND LEASE

During this reporting period, Sinopec Corp. did not have any omission in disclosure of significant trusteeship, contracting or lease of any other company’s assets, nor placed its assets to or under any other companies trusteeship, contracting or lease that is subject to disclosure.

14	OTHER MATERIAL CONTRACTS
During this reporting period, Sinopec Corp. did not have any omission in disclosure of any other material contracts that are subject to disclosure.

15	ENTRUSTED MONEY MANAGEMENT
During this reporting period, Sinopec Corp. did not entrust or continue to entrust any outside party to carry out cash assets management on its behalf.

16 SHARES AND SECURITIES INVESTMENT HELD IN OTHER LISTED COMPANIES

			Number of	Shareholding	Initial
No.	Stock Code	Abbreviation	Shares Held	ratio	Investment Cost	Accounting Entry

1	384 (HK)	Sino Gas International Holdings	210 million	6.5%	HK$128 million	Long-term Equity Investment
Other Securities Investment Held at End of Period			—	—	—	—
Total			—	—	—	—

Besides the above, Sinopec Corp. did not hold any share of non-listed financial entities or companies preparing for listing in the near future, nor did it buy or sell the shares of any other listed companies.

17 ASSET SECURED
Details regarding the Company’s secured assets as at 31 December 2007 are disclosed in Note 30 to the financial statements prepared under IFRS in this Annual Report.

18 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL
As of 31 December 2007, none of Sinopec Corp.’s directors, supervisors and other members of the senior management held any share of Sinopec Corp.

During this reporting period, none of the directors, supervisors or other members of the senior management or any of their respective associates had any interests and short positions (including those that are deemed to be such, or regarded as owned in accordance with relevant provisions of the Securities and Futures Ordinance) in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which are required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of the Hong Kong Stock Exchange (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

19 OTHER SIGNIFICANT EVENTS

During the reporting period, neither Sinopec Corp. nor the Board of Directors of Sinopec Corp. and the directors thereof were subject to any investigation by the CSRC, nor was there any administrative penalty or circular of criticism released by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Committee of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

CONNECTED TRANSACTIONS
1 AGREEMENTS CONCERNING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY

Prior to overseas listing, in order to ensure the smooth continuation of normal production and of business transacted between the Company and Sinopec Group Company, the parties entered into a number of agreements on connected transactions. On 31 March 2006, Sinopec Corp. and Sinopec Group Company entered into Supplementary Agreement of Connected Transaction. The terms of Mutual Supply Agreement and Cultural, Hygienic and Community Services Agreement were changed to commence from 1 January 2007 to 31 December 2009. The supplementary agreement is applicable to the continuing connected transactions conducted by the Company after 1 January 2007. Particulars of the connected transactions are set out below:

(1) Agreement for the mutual supply of ancillary services for products, production and construction services (“Mutual Supply Agreement”).

(2) Sinopec Group Company provides trademarks, patents and computer softwares to the Company for use free of charge.

(3) Sinopec Group Company provides cultural and educational, hygienic and community services to the Company.

(4) Sinopec Group Company provides leasing of lands and certain properties to the Company.

(5) Sinopec Group Company provides consolidated insurance to the Company.

(6) Sinopec Group Company provides shareholders’ loans to the Company.

(7) The Company provides service stations franchisee licences to Sinopec Group Company.

2 WAIVER OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY GRANTED BY THE HONG KONG STOCK EXCHANGE

Pursuant to the Hong Kong Listing Rules, the above connected transactions are subject to full disclosure, depending on their nature and the value of the transactions, with prior approvals from independent directors, and/or Shareholders’ meetings, and the Hong Kong Stock Exchange. At the time of its listing, Sinopec Corp. applied for waivers from the Hong Kong Stock Exchange of the requirement to fully comply with the disclosure requirements of the Hong Kong Listing Rules in respect of the transactions mentioned above. The Hong Kong Stock Exchange conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

The proposal of continuing connected transaction for the three years from 2007 to 2009 was approved at the Annual General Meeting of Shareholders for 2005 held on 24 May 2006. For details of the continuing connected transactions, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 3 April 2006.

3 DISCLOSURE AND APPROVAL OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY COMPLY WITH THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE

There is no substantial change in above agreements on connected transactions during the reporting period. The accumulated amounts of the connected transactions for the year 2007 of Sinopec Corp. are in compliance with the relevant requirements of the Listing Rules of the Shanghai Stock Exchange. For detailed implementation of connected transaction agreements, please refer to following item 4.

4	CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR

Audited by the auditors of Sinopec Corp., the aggregate amount of connected transactions actually occurred in relation to the Company during the year was RMB 267.992 billion, of which, incoming trade amounted to RMB 123.317 billion, and outgoing trade amounted to RMB 144.675 billion (including RMB 144.581 billion of sales of goods, RMB 34 million of interest received, RMB 60 million of agency commission income). In 2007, the products and services provided by Sinopec Group Company and its associates (procurement, storage, exploration and production services, production-related services) to the Company were RMB 97.978 billion, representing 8.7% of the Company’s operating expenses for the year 2007. The auxiliary and community services provided by Sinopec Group Company to the Company were RMB 1.621 billion, representing 0.14% of the operating expenses of the Company for 2007. In 2007, the product sales from the Company to Sinopec Group Company amounted to RMB 62.221 billion, representing 5.2% of the Company’s operating revenue. With regard to the Leasing Agreement for Land Use Rights, the amount of rent paid by the Company to Sinopec Group Company and its associates for the year 2007 was approximately RMB 3.234 billion. With regard to the Leasing Agreement for House, the amount of rent paid by the Company to Sinopec Group Company and its associates for the year 2007 was approximately RMB 0.364 billion. With regard to the premium payable under SPI Fund Document, the amount of fund paid by the Company for the year 2007 was approximately RMB 1.086 billion. The amount of each category of transactions does not exceed its respective proposed cap specified in the announcement published on 31 March 2006

Connected sales and purchases table

Unit: RMB millions

	Sales of goods and provision of		Purchase of goods and
	services to connected party		services from connected party
		Percentage		Percentage
		of the total		of the total
		amount of		amount of
	Transaction	the type	Transaction	the type
Connected party	amount	of transaction	amount	of transaction

Sinopec Group Company	62,281	5.2%	103,566	9.2%
Other connected parties	82,360	6.8%	18,962	1.7%
Total	144,641	12.0%	122,528	10.9%
Notes:
Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Please refer to Note 37 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually occurred during this year.

The above mentioned connected transactions in 2007 have been approved at the nineteenth meeting of the Third Session of the Board of Directors of Sinopec Corp.

The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

(1) The transactions have been approved by the Board of Directors;

(2) The transactions have been entered into for considerations consistent with the pricing policies as stated in the relevant agreements;

(3) The transactions have been entered into in accordance with the terms of the respective agreements and documents governing the respective transactions; and

(4) The relevant actual amounts have not exceeded the relevant caps disclosed in the announcements.

After reviewing the above transactions, the independent directors of Sinopec Corp. have confirmed that:

(1) The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

(2) The transactions have been entered into based on one of the following terms:

(a) on normal commercial terms;

(b) on terms not less favorable than those available from/to independent third parties; or

(c) on terms that are fair and reasonable to the shareholders of Sinopec Corp., where there is no available comparison to determine whether item (a) or (b) is satisfied; and

(3) The total value of each category of transactions does not exceed its respective cap.

5 OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURRED DURING THIS YEAR

For details of the acquisition of five refinery companies including Zhanjiang Dongxing and operation rights of 63 service stations from Sinopec Group Company, please refer to Section SIGNIFICANT EVENTS in this annual report.

6 FUNDS PROVIDED BETWEEN CONNECTED PARTIES
			Unit: RMB millions

	Fund to		Fund from
	Connected Parties		Connected Parties
	Amount		Amount
Connected Parties	incurred	Balance	incurred	Balance

Sinopec Group Company	3,061	5,962	640	11,265
Other Connected Parties	5	313	(210)	111
Total	3,066	6,275	430	11,376

CORPORATE GOVERNANCE
1 IMPROVEMENT ON CORPORATE GOVERNANCE DURING THE REPORTING PERIOD

During the reporting period, Sinopec Corp. continued to improve its corporate governance in accordance with the requirements of domestic and overseas regulations. In accordance with the requirements of the CSRC, Sinopec Corp. developed a comprehensive review on its corporate governance, rectified the problems discovered in the evaluation and prepared self-evaluation report and modification report (details of such reports were published on the website of Shanghai Stock Exchange). According to the relevant laws and regulations and taking into account of the actual circumstances of the Company’s, Sinopec Corp. formulated the “Rules governing Transactions of Shares of Sinopec Corp. by Directors, Supervisors and Senior Management Officers” and the “Working Rules for the Independent Directors”, amended and improved the “Information Disclosure Rules of Sinopec Corp.” and further improved its internal control system. Sinopec Corp. advocated sustainable development, fulfilled its social responsibility and released the “Report on Sustainable Development of the Year 2006”. In addition, information disclosure and investor relations of the Company has been continuously improved which is well regarded in the capital market.

2 INDEPENDENT DIRECTORS’ PERFORMANCE OF THEIR DUTIES AND CONFIRMATION OF INDEPENDENCE

During the reporting period, the independent directors of Sinopec Corp. were committed to carrying out the related working rules of independent directors and fulfilling their duties and fiduciary obligations as specified in the relevant laws, regulations and the Articles of Association of Sinopec Corp. They reviewed the documents submitted by Sinopec Corp. with due care, attended meetings of both the Board of Directors and the professional committees of the Board of Directors (Please refer to the Section “Report of the Board of Directors” in this annual report for detailed information on attendance of the meetings.) , provided independent opinions on connected transactions, external guarantees and appointment and dismissal of directors and put forth many constructive comments and suggestions relating to the Company’s corporate governance, reform and development, production and operation etc. They fully discharged their duties of independent directors objectively and independently protecting the interests of shareholders, in particular, the interests of the minority shareholders.

As required by the Hong Kong Stock Exchange, Sinopec Corp. makes the following confirmations concerning the independence of its independent directors: Sinopec Corp. has received annual confirmations from all the independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. Sinopec Corp. takes the view that all independent non-executive directors are independent.

3 SEPARATION BETWEEN SINOPEC CORP. AND ITS CONTROLLING SHAREHOLDER

Sinopec Corp. is independent from its controlling shareholder, Sinopec Group Company, in respect of business, personnel, asset, organizational structure and finance and has its own independent and comprehensive business operations and management capability.

4 THE IMPLEMENTATION AND Improvement OF THE COMPANY’S INTERNAL CONTROL SYSTEM

In accordance with the changes in domestic and overseas regulatory requirements and needs for improving management standard of the Company, in 2007, Sinopec Corp. added and optimised the internal control processes, regulated the authority management, amended the information disclosure rules and fully utilized the online control of the ERP information system to improve the internal control management. Meanwhile, the Company improved the code of conduct for employees, aiming to create a more favorable internal control environment.

In 2007, Sinopec Corp. strictly implemented the Internal Control Handbook approved by the Board of Directors. The Company’s branches and subsidiaries carried out self-evaluation every half year and work-flow examination every quarter. The internal control office and internal audit department of the Company respectively carried out self-evaluation on the implementation of internal control by 18 departments of the headquarters and 82 branches and subsidiaries and rectified the problems identified. During this reporting period, the management performed self-evaluation on the effectiveness of the design and implementation of its internal control system in preparation of financial statements, and concluded that the internal control of Sinopec Corp. was effective during this reporting period.

On 28 December 2007, the eighteenth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the Internal Control Handbook (2008 Edition) which covers all the operation and management activities of the Company consisting 55 business work flows in 15 major categories, including investment, procurement, sales, capital and consolidated statements etc.

The Board of Directors of the Company hereby confirms that Sinopec Corp. has diligently implemented and improved its Information Disclosure Rules in 2007 and all the information it disclosed is authentic, accurate and complete.

5 SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEMES

Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance evaluation and incentive schemes for the directors, supervisors and other senior management officers. Sinopec Corp. implements various incentive schemes like “Measures for Implementation of Senior Management Remuneration Packages”.

Remuneration for Sinopec Corp. directors, supervisors and other senior management officers consists of base salary and performance bonus, including contributions by Sinopec Corp. to pension plans for its directors, supervisors and other senior management officers.

6 COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
         For details, please refer to the website of Sinopec Corp. at http://english.sinopec.com/en-ir/en-governance/index.shtm

7 CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH THE LISTING RULES OF THE HONG KONG STOCK EXCHANGE)

(1) Compliance with Code on Corporate Governance Practices

Since its listing, in accordance with the domestic and overseas regulatory requirements, Sinopec Corp. has set up compliant corporate governance structures and has continually improved its Articles of Association, Rules and Procedures for the General Meeting of Shareholders, Rules and Procedures for the Meeting of Board of Directors, Rules and Procedures for the Meeting of Supervisory Board and other related rules. The operations of the general meeting of shareholders, the Board of Directors (including the three professional committees: Strategies Committee, Audit Committee, and Remuneration and Performance Evaluation Committee), the Supervisory Board and the senior management officers were in compliance with the relevant requirements and well co-ordinated. Sinopec Corp. has actively enhanced information disclosure and investor relations to improve its corporate governance, continually improved the level of its internal control system, establish long-term internal control system and strengthened the internal control function in the Company’s daily operation and management.

Sinopec Corp. has fully complied with the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange during the year ended 31 December 2007 save for the matter disclosed in item E.1 below. Sinopec Corp.’s compliance is principally as follows:

A Board of Directors

A.1 Board of Directors

Principle: The Company should be headed by an effective board which should assume responsibility for leadership and control of the Company.

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Board meetings shall be held at least four times a year	Yes
The Board of Directors convenes at least a meeting every quarter.
In 2007, Sinopec Corp. convened 11 Board meetings. For the information about attendance, please refer to the Report of the Board of Directors of this annual report.

All directors are given an opportunity to include matters in the agenda for regular Board meetings	Yes	The Rules and Procedures for the Meeting of Board of Directors prescribes that each Board member may submit proposals for inclusion in the agenda for Board meetings (including regular Board meetings).

Notice of at least 14 days shall be given of any regular meeting	Yes	For any regular meeting of the Board, a notice will be given 14 days in advance, while for other types of Board meetings, a notice will normally be given 10 days in advance.
All directors should have access to the advice and services of the Board Secretary	Yes
The Board Secretary shall assist the directors in handling the routine tasks of the Board, keep the directors informed about any regulation, policy and other domestic and overseas requirements and ensure that the directors observe domestic and overseas laws and regulations as well as the Articles of Association and other related regulations when performing their duties and responsibilities.

A.2	Chairman and the Chief Executive Officer

Principle: Distinction of the Board of Directors from the Management

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

The respective roles of the Chairman and the Chief Executive Officer shall be separate, and shall be clearly established and set out in writing	Yes
Mr. Su Shulin serves as Chairman of the Board, while Mr. Wang Tianpu serves as the President. The Chairman is elected by a simple majority vote, while the President is nominated by the Chairman and appointed by the Board. The duties and responsibilities of the Chairman and the President are separate and the scope of their respective duties and responsibilities are set forth in the Articles of Association.

The Chairman shall ensure that all directors are properly briefed on issues arising at board meetings	Yes
The Board Secretary will prepare meeting materials such as related explanation material for each proposal. Each of the directors will normally receive meeting information and related documents 10 days before the Board meeting, as well as special briefing if necessary.

The Chairman shall be responsible for ensuring that directors receive adequate information in a timely manner	Yes	Each of the directors may request the President, or request, via the President, relevant departments to provide information and explanations.

A.3	Board Composition

Principle: the Board shall have a combination of appropriate skills and experience.

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Board Composition	Yes
The Board is made up of 11 members, each with extensive professional and governance experiences (Please refer to the Section “Directors, Supervisors, Senior Management and Employees” in this report for detailed information.) Of the 11 members, 3 are independent non-executive directors. Over half of the Board are non-executive directors and independent non-executive directors. Sinopec Corp. has received from each independent non-executive director a letter of confirmation for 2007 regarding its qualification under relevant independence requirements set out in rule 3.13 of the Listing Rules of the Hong Kong Stock Exchange. Sinopec Corp. considers that each of the independent non-executive directors is independent.

A.4	Appointment, Re-election and Removal

Principle: there should be a formal, prudent and transparent procedures for appointment of directors

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Non-executive directors should be appointed for a specific term	Yes	Terms of each session of all the directors (including non-executive directors) are 3 years.
Each of the directors shall be subject to election and to retirement by rotation at least once every three years	Yes	All directors are elected by the general meeting of shareholders, each for a term of 3 years. The Board is not authorized to fill casual vacancies.

A.5	Responsibility of Directors

Principle: Each director is required to keep abreast of his responsibilities as a director

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Each newly appointed director shall be inducted on the first occasion of his appointment	Yes	For each new appointment, Sinopec Corp. arranged for professional consultants, including PRC and Hong Kong lawyers, to induct the newly appointed director.
Non-executive directors shall have certain authorities	Yes
All the non-executive directors have equal authorities to the executive directors. In addition, all the non-executive directors, especially the independent non-executive directors are entitled to some special authorities. The Articles of Association and the Rules and Procedures for Board of Directors’ Meetings of Sinopec Corp. clearly provide the authorities of directors and non-executive directors including independent non-executive directors, which are published on the website of Sinopec Corp at http://www.sinopec.com.

Every director shall ensure that he can give sufficient time and attention to the affairs of the Company and should not accept the appointment if he cannot do so	Yes	Each of the directors can devote enough time and efforts to the affairs of Sinopec Corp.

Every director must comply with its obligations under the Model Code set out in Appendix 10; The Board of Directors shall develop written guidelines for the dealings by employees in the issuer’s securities.
Yes
Each of the directors confirmed that he has complied with the Model Code during the reporting period. In addition, the Company formulated the Model Code of Securities Transactions by Corporate Employees in 2005 and the Rules governing Transaction of the Company’s Shares by Corporate Directors, Superiors and Senior Management Officers in 2007.

A.6	Supply and Access to Information

Principle: Directors should be provided in a timely manner with appropriate information.

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

The agenda and accompanying board documents shall be sent at least 3 days before the intended date of the meeting	Yes	The meeting agenda and related documents should normally be despatched 10 days in advance. Each director is entitled to request other related information.
The management has an obligation to supply the board directors with adequate information relevant to the meeting	Yes
The Board Secretary is responsible for organizing and preparing materials for Board meetings, including preparation of explanations for each proposed agenda to enable clear understanding by each director. The President shall provide the directors with necessary information and data. The director may request the President, or request, via the President, relevant departments to provide necessary information and explanation.

All directors are entitled to have access to board	Yes	All directors may inspect Board minutes and related data at any time.

minutes and related materials

B Remuneration and Related Disclosure

Principle: The director remuneration system should be transparent.

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

A remuneration committee shall be set up with written scope of authorities	Yes
A Remuneration and Performance Evaluation Committee has been set up and the relevant rules has been formulated, its members including director Shi Wanpeng, director Liu Zhongli, director Li Deshui and director Dai Houliang, its main authorities include proposing to the Board remuneration plans for directors, supervisors and senior management officers.

The Remuneration Committee shall consult the Chairman and/or President about proposed remuneration for other executive directors, and shall have access to professional advice if necessary	Yes	The Remuneration and Performance Evaluation Committee has always consulted the Chairman and the President regarding proposed remuneration of other executive directors.
The Remuneration Committee shall be provided with sufficient resources to discharge its duties and responsibilities	Yes
Committee members may obtain independent professional advice.  Costs arising from or in connection with such consultation are borne by Sinopec Corp. Meanwhile, the committee appoints consultants to provide suggestions to the committee. The expenses of the committee are included in the budget of the Company. In addition, according to the policy of the Company, the senior management officers and relevant departments of the Company shall adopt positive and cooperative attitude and actively cooperate with the work of the Remuneration and Performance Evaluation Committee.

C Accountability and Audit

C.1	Financial Reporting

Principle: The Board should present a balanced, clear and comprehensive assessment of the Company’s performance, status and prospects.

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Management should provide such explanation and information to the board as will enable the board to make informed assessment of the financial and other information put before the board for approval	Yes
Sinopec Corp. has adopted an internal control mechanism to ensure that the management and related Sinopec Corp. departments have provided sufficient financial data to the Board and its Audit Committee.

The board should acknowledge its responsibility for financial disclosure, reports submitted to regulators as well as other disclosure required under statutory requirements. The directors should acknowledge their responsibility for preparing the accounts and there should be a statement by the auditors about their reporting responsibilities in the auditor’s report on the financial statements.
Yes
The Board approved the Financial Report for the Year 2007 and warranted that there were no material omissions from, or misrepresentations or misleading statements contained in the annual report, and jointly and severally accepted full responsibility for the authenticity, accuracy and completeness of the information contained in the annual report. The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in their report on the financial statements.

C.2	Internal Control

Principle: The issuer should maintain sound and effective internal controls

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

The directors shall at least annually conduct a review of the effectiveness of the system of internal control of the issuer and its affiliates.	Yes
Sinopec Corp. has established and continually optimised the internal control system. Every year, the management of Sinopec Corp. performs self-evaluation on the effectiveness of its internal control system and submits the self-evaluation report to the Board. The Board shall make a separate resolution on the report. For detailed information of the internal control system of this reporting period, please refer to “The Implementation and Improvement of the Internal Control system” section of the “Corporate Governance” in this annual report.

C.3	Audit Committee

Principle: The arrangements regarding the board and company auditors should be formal and transparent

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Minutes of the committee meeting shall be kept by a duly appointed secretary of the meeting. The draft and final minutes shall be sent to all members of the committee within a reasonable period after the meeting
Yes
At every meeting of the Audit Committee, written opinions shall be issued and submitted to all the members for any suggestion after the meetings. The written opinions shall be amended according to the suggestions of the members and the final minutes shall be sent to all members for signature.

A former partner of the issuer’s current auditing firm shall be refrained from acting as a member of the issuer’s audit committee	Yes
The Audit Committee members include director Liu Zhongli, director Shi Wanpeng and director Li Deshui. As verified, none of the members had served as a partner or former partner to the current auditing firm.

The written terms of reference of the audit committee (including the minimum requirements regarding authority and duties) shall be made available for inspection or be posted on the website	Yes	Sinopec Corp. has promulgated the working rules of the Audit Committee. The written terms of reference are available for inspection at the Secretariat of the Board.

Where the board disagrees with the audit committee’s view on selection, appointment, resignation or dismissal of external auditors, such disagreement shall be set out in the Corporate Governance Report
	Yes	During the reporting period, the Board and the Audit Committee did not have any different opinion.
The audit committee should be provided with sufficient resources to discharge its duties	Yes
Committee members may obtain independent professional advice.  Costs arising from or in connection with such consultation are borne by Sinopec Corp. The committee appoints consultants to provide suggestions to the committee. The expenses of the committee are included in the budget of the Company. Meanwhile, according to the policy of the Company, the senior management officers and relevant departments of the company shall adopt positive and cooperative attitude and actively cooperate with the work of the Audit Committee by providing it with the relevant information.

D Delegation by the Board

D.1	Management function of the Board

Principle: The scope of authorisation should be clear

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

The board should give clear directions as to the powers of management, in particular, as to circumstances where the management should obtain prior approval or authorization from the board	Yes
The Board, the management and each of the Board committees have clear terms of reference. The Articles of Association and the Rules and Procedures for the General Meeting of Shareholders and the Rules and Procedures for the Meeting of Board of Directors have clear scope regarding the duties and authorities of the Board and the management, which are posted on the website of Sinopec Corp. at http://www.sinopec.com

D.2	Board committees

Principle: Board committees should be formed with specific written terms of reference

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Where board committees are established to deal with matters, the board should have sufficiently clear terms of reference to enable the committee to properly discharge its functions	Yes	The Board committees have clear written terms of reference.
The terms of reference of the board committees should require such committees to report to the board on their decisions and recommendations	Yes	The rules of the Board committees require such committees to report to the Board on their decisions and recommendations.

E Effective communication with shareholders

E.1	Effective communication

Principle: The board should endeavor to maintain an ongoing dialogue with shareholders

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

In respect of a substantially separate issue at a general meeting of shareholders, a separate resolution shall be proposed by the chairman of that meeting	Yes	A separate resolution is always proposed for each substantially separate issue.
The chairman of the board shall attend the annual general meeting and shall arrange the chairman of the audit, remuneration and nomination committees to attend (as appropriate)	No
For the reason of handling other material affairs, the chairman of the Board didn’t attend the Annual General Meeting of 2006. In accordance with the regulatory requirements and the Rules and Procedures for the General Meeting of Shareholders, director Dai Houliang was appointed to attend and preside the meeting.

E.2	Voting by poll

Principle: The issuer should regularly inform shareholders of the procedures for demanding a poll.

Whether
Code Provisions	Complied with	Compliance by Sinopec Corp.

Voting by poll is required under certain circumstances in the general meeting	Yes	During the reporting period, all resolutions at the general meetings were subject to voting by poll to ensure the interests of all shareholders.

(2) Nomination of Directors

The Board of Sinopec Corp. has not established a Nomination Committee. During the reporting period, the nomination of director was put forward in accordance with the Articles of Association by the Board of Directors and submitted to the general meeting of shareholders by way of proposal.

(3) Auditors

At the Annual General Meeting of Sinopec Corp. for the year 2006 held on 29 May 2007, KPMG Huazhen and KPMG were re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2007, respectively, and the Board of Directors was authorised to determine their remunerations. As approved at the Nineteenth Meeting of the Third Session of the Board of Directors of Sinopec Corp., the audit fee for 2007 was HK$66 million. The financial statements for year 2007 have been audited by KPMG Huazhen and KPMG. Zhang Jingjing and Zhang Yansheng are China Registered Certified Public Accountants of KPMG Huazhen.

KPMG Huazhen and KPMG have provided audit services to Sinopec Corp. for 7.5 years since the second half of 2000, and the first audit engagement was entered into in March 2001.

During the reporting period, both KPMG Huazhen and KPMG did not provide any non-audit service to Sinopec Corp.

Auditors appointed	KPMG Huazhen (Domestic)	KPMG (Overseas)

Audit fees of Sinopec Corp.	HK$ 1,500,000 (unpaid)	HK$ 33,500,000 (unpaid)
for year 2007	HK$1,500,000 (paid)	HK$ 29,500,000 (paid)
Audit fees of Sinopec Corp.
for year 2006	HK$ 3,000,000 (paid)	HK$57,000,000 (paid)
Audit fees of Sinopec Corp.
for year 2005	HK$ 3,000,000 (paid)	HK$ 45,000,000 (paid)
Travel and other expenses	Borne by the firm	Borne by the firm

Note:   Most domestic and overseas listed subsidiaries of Sinopec Corp. appointed KPMG Huazhen and KPMG as their auditors, and a few domestic listed subsidiaries selected other firms as their auditors. Please refer to their respective annual reports for details about such subsidiaries’ appointments and dismissals of auditing firms.

(4) Other Information about Sinopec Corp.’s Corporate Governance

Except their working relationships with Sinopec Corp, none of the directors, supervisors or other senior management has any financial, business or family relationships or any relationships in other material aspects with each other. For information regarding changes in share capital and shareholdings of principal shareholders, please refer to page 7 to page 9; for information regarding general meetings of shareholders, please refer to page 55; for information regarding meetings of the Board of Directors, please refer to page 56; for information regarding equity interests of directors, supervisors and other senior management officers, please refer to page 41; for information regarding resume and annual remuneration of directors, supervisors and other senior management officers, please refer to page 62 to page 72; and for information regarding external auditors, please refer to page 75.

SUMMARY OF SHAREHOLDERS’ MEETINGS
During the reporting period, Sinopec Corp. convened four general meetings of shareholders in strict observance of relevant laws, regulations and the provisions of the Articles of Association regarding notification, convening and holding of general meetings, the details of the general meetings are as follows:

1
The First Extraordinary General Meeting of Shareholders for 2007 was held on 22 January 2007 in Beijing, China. For further details, please refer to the announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 23 January 2007.

2
The Annual General Meeting of Shareholders for 2006 was held on 29 May 2007 in Beijing, China. For further details, please refer to the announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 30 May 2007.

3
The Second Extraordinary General Meeting of Shareholders for 2007 was held on 10 August 2007 in Beijing, China. For further details, please refer to the announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and website of Hong Kong Stock Exchange on 13 August 2007.

4
The Third Extraordinary General Meeting of Shareholders for 2007 was held on 15 November 2007 in Beijing, China. For further details, please refer to the announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and website of Hong Kong Stock Exchange on 16 November 2007.

REPORT OF THE BOARD OF DIRECTORS
The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2007 for review.

1 THE MEETINGS OF THE BOARD OF DIRECTORS
During this reporting period, eleven Board meetings were held, details of which are as follows:

(1)   The eighth meeting of the Third Session of the Board of Directors was held on 26 February 2007 by way of written resolutions. At the meeting, the Board considered and approved Sinopec Corp. to provide guarantee for Fujian refining & ethylene joint venture project constructed by Fujian United Petrochemical Company Limited.

(2) The ninth meeting of the Third Session of the Board of Directors was held in Beijing, China on 6 April 2007.

(3) The tenth meeting of the Third Session of the Board of Directors was held on 15 April 2007 by way of written resolutions.

For details of above (2) and (3), please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 10 April 2007 and 16 April 2007 respectively.

(4) The eleventh meeting of the Third Session of the Board of Directors was held on 24 June 2007 by way of written resolutions.

(5) The twelfth meeting of the Third Session of the Board of Directors was held on 28 June 2007 by way of written resolutions.

(6) The thirteenth meeting of the Third Session of the Board of Directors was held on 10 August 2007 in Beijing, China.

(7) The fourteenth meeting of the Third Session of the Board of Directors was held in Beijing, China on 24 August 2007.

(8) The fifteenth meeting of the Third Session of the Board of Directors was held on 27 September 2007 by way of written resolutions.

(9) The sixteenth meeting of the Third Session of the Board of Directors was held on 29 October 2007 by way of written resolutions.

(10) The seventeenth meeting of the Third Session of the Board of Directors was held on 16 November 2007 by way of written resolution.

(11) The eighteenth meeting of the Third Session of the Board of Directors was held on 28 December 2007 by way of written resolution.

For details of above (4) to (11), please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and website of Hong Kong Stock Exchange on the next business day after each meeting.

2 IMPLEMENTATION OF RESOLUTIONS PASSED AT SHAREHOLDERS’ MEETING BY THE BOARD OF DIRECTORS

During the reporting period, all members of the Board of Directors of Sinopec Corp. carried out their duties diligently and responsibly in accordance with the relevant laws and regulations and the Articles of Association, duly implemented the resolutions passed at the shareholders’ meetings, and accomplished the various tasks delegated to them at the shareholders’ meetings.

3 ATTENDANCE OF DIRECTORS AT THE BOARD OF DIRECTORS MEETINGS
During this reporting period, Sinopec Corp. held eleven Board meetings, the attendance of directors at meetings are as follows

	Counts of	Counts of
	attendance	commissioned
Name	by himself (times)	attendance (times)

Su Shulin	6*	—
Zhou Yuan	11	—
Wang Tianpu	11	—
Zhang Jianhua	11	—
Wang Zhigang	11	—
Dai Houliang	11	—
Liu Zhongli (Independent Non-executive Director)	11	—
Shi Wanpeng (Independent Non-executive Director)	11	—
Li Deshui (Independent Non-executive Director)	9	2
Yao Zhongmin	9	2
Fan Yifei	8	3

Note: Mr. Su Shulin was elected as director of the Third Session of the Board of Directors on 10 August 2007, and he attended all the meetings of the Board of Directors thereafter.

4 MEETINGS OF PROFESSIONAL COMMITTEES

(1) Meetings of the Audit Committee
During the reporting period, the Audit Committee under the Third Session of the Board of Directors held four meetings, details of which are as follows:

a.  The third meeting of the Third Session of the Audit Committee was held on 2 April 2007 in Beijing, China, whereby the Explanation on the Business Performance and Financial Positions of the Year 2006, Explanation on Audit and Adjustment Issues for 2006 , the Financial Statements for 2006 as audited by KPMG Huazhen and KPMG respectively in accordance with PRC Accounting Rules and Regulations and IFRS, the Evaluation Report on Internal Control by Management, the Explanation on Implementation of Opinions of Experts Group on the PRC Accounting Rules in 2007, as well as the Reports on Audit for 2006 and Tentative Plan of Audit for 2007 were reviewed and the Opinions on the Reviewing of the Financial Statements for 2006 were issued.

b.  The fourth meeting of the Third Session of the Audit Committee was held on 15 April 2007 by way of written resolutions, whereby the First Quarterly Report of 2007, the Opinions on the Reviewing of the Financial Statements for the First Quarter of 2007 was issued.

c.  The fifth meeting of the Third Session of the Audit Committee was held on 23 August 2007 in Beijing, China, whereby the Explanation on the Business Performance and Financial Positions of the First Half of 2007, Explanation on Audit for the First Half of 2007, Explanation on Audit and Adjust Issues for the First Half of 2007 and the Interim Reports of 2007 as audited by KPMG Huazhen and KPMG respectively in accordance with ASBE and IFRS, were reviewed and the Opinions on the Reviewing of the Interim Report of 2007 was issued.

d.  The sixth meeting of the Third Session of the Audit Committee was held on 27 October 2007 by way of written resolutions, whereby the Third Quarterly Report of 2007 was reviewed, and the Opinions on the Reviewing of the Third Quarterly Report of 2007 was issued.

(2) Meetings of the Remuneration and Performance Evaluation Committee

During the reporting period, the Remuneration and Performance Evaluation Committee under the Third Session of the Board of Directors held the second meeting on 2 April 2007. At this meeting, the Report on Implementation of the Rules of Remuneration of Directors, Supervisors and Senior Management for 2006 were reviewed and the Opinion on Reviewing of the Implementation of the Rules of Remuneration of Directors, Supervisors and Senior Management for 2006 were issued.

During the reporting period, all the members of the Audit Committee and the Remuneration and Performance Evaluation Committee attended the above-mentioned meetings of the above professional committees.

5 FINANCIAL PERFORMANCE

The financial results of the Company for the year ended 31 December 2007 prepared in accordance with IFRS and its financial position as at that date and its analysis are set out from page 133 to 183 page in this Annual Report.

6 DIVIDEND

At the nineteenth meeting of the Third Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a full-year dividend of RMB 0.165 per share (including tax) in cash. After deducting the interim cash dividend, the final cash dividend per share for distribution would be RMB 0.115, the total cash dividend for the year would be 14.306 billion. The distribution proposal will be implemented upon approval by the shareholders at the Annual General Meeting for 2007. The final dividends will be distributed on or before 30 June 2008 (Monday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 13 June 2008 (Friday). The register of members of Sinopec Corp.’s H shares will be closed from 9 June 2008 (Monday) to 13 June 2008 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on 6 June 2008 (Friday) for registration.

The dividend will be denominated and declared in Renminbi, the holders of domestic shares will be paid in Renminbi and the holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be determined based on the average closing exchange rate of Renminbi against Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend.

Generally, an individual shareholder of H shares or an individual holder of American Depository Shares (ADSs) who is resident and domiciled in the UK will be liable to UK income tax on the dividend received from Sinopec Corp. (after deducting relevant pre-tax deductions and tax credit). Where an individual shareholder of H shares receives a dividend from Sinopec Corp. without any deduction of tax, the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the applicable rate (currently 10 % in case of a taxpayer subject to a basic rate or a lower rate, and 32.5 % in case of a taxpayer subject to a higher rate). Where tax is withheld from the dividend, credit may be claimed against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. If such a withholding is required, Sinopec Corp. will assume responsibility for withholding that tax regarding the income with a source within the PRC. The current Chinese-UK Double Taxation Agreement provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is generally limited to 10% of the gross dividend.

Individual holders of H Shares or holders of ADSs who are UK resident but are not domiciled in the UK (and have submitted a claim to that effect to the UK Inland Revenue), will generally only be liable to income tax on any dividend received from Sinopec Corp. to the extent that it is repatriated to the UK.

Generally, a shareholder of H shares or a holder of ADSs which is a UK tax resident and UK domiciled will be liable to UK income tax or corporation tax (as appropriate and at the rates of tax applicable to the shareholder or holder) on any dividend received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADSs which is a UK tax resident may be entitled to relief for “underlying” tax paid by Sinopec Corp. or its subsidiaries.

7 MAJOR SUPPLIERS AND CUSTOMERS

During this reporting period, the total amount of purchase from the five largest suppliers of Sinopec Corp. represented 49.06% of the total amount of purchase made by Sinopec Corp., of which purchases from the largest supplier represented 20.48% of the total purchases made by Sinopec Corp. The total amount of sales to the five largest customers of Sinopec Corp. represented 9% of the total annual sales of Sinopec Corp.

During this reporting period, except for the connected transactions with the controlling shareholder, Sinopec Group Company, and its subsidiaries, as disclosed in Connected Transaction Section of this Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

8 BANK LOANS AND ATHER BORROWINGS
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2007 are set out in Note 30 of the Financial Statements prepared in accordance with IFRS in this annual report.

9 FIXED ASSETS
During this reporting period, changes to the fixed assets of Sinopec Corp. are set out in Note 18 of the Financial Statements prepared in accordance with IFRS in this annual report.

10 RESERVES

During this reporting period, changes to the reserves of Sinopec Corp. are set out in the Consolidated Statement of Changes in Equity in the Financial Statements prepared in accordance with IFRS in this annual report.

11 DONATIONS
During the reporting period, the amount of donations made by Sinopec Corp. totaled around RMB 158 million.

12 PRE-EMPTIVE RIGHTS

Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue of its shares to its existing shareholders in proportion to their shareholdings.

13 PURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its affiliates repurchased, sold or redeemed any securities of Sinopec Corp.

14 RISK FACTORS

In the course of its production and operations, Sinopec Corp. actively takes various measures to mitigate operational risks. However, in practice, it may not be possible to prevent all risks and uncertainties.

Macroeconomic Policies and Government Regulation: Although the government is gradually liberalising the petroleum and petrochemicals sector, the petroleum and petrochemical industry in China are still subject to some forms of regulations and new macrocontrols taken from time to time according to actual needs, which include: issuing petroleum production license, setting of guidance prices for retail of gasoline, diesel and kerosene including jet fuel, provision and pricing of certain resources and services, modification of taxes and fees, formulation of import & export quotas and procedures, formulation of safety, quality and environmental protection standards. Such regulations may have material effect over the operations and economic returns of the Company.

Change of Environmental Legal Requirements: Our production activities produce waste water, gas and solid (effluents). The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may issue and implement more restrictive environmental laws and regulations, and apply higher standard in relation to the environmental protection. Under the aforesaid situation, The Company may incur more expenses in relation to the environment protection accordingly.

External Purchase of Crude Oil: A significant amount of the Company’s demand for crude oil is satisfied from external purchases. In recent years, international crude oil prices continued to be volatile and remained at a high level and are subject to wild fluctuations, and the supply of crude oil may even be interrupted due to major incidents. Although the Company has taken flexible counter measures, it may not be fully shielded from risks associated with any wild fluctuation of international crude oil prices and disruption of supply of crude oil.

Cyclic Effects: The majority of the operational income of the Company comes from the sales of refined oil and petrochemical products, and part of the operation and its relevant products are cyclic and are sensitive to macro-economy, the cyclic changes of regional and global economy, the change of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternatives etc. Part of and even all of the above mentioned factors have impact on many products and operations of the Company. Although the Company is an integrated energy and chemicals company, it can only counteract the disadvantages to some extent.

Open Market: With the opening of the petroleum and chemical markets, the Company is facing the domestic and overseas competitions in many fields. In some regions and fields, foreign large-scale integrated petrochemical corporations have become the competitors of the Company. Although the Company has actively adopted corresponding measures, it may still be affected by the opening of the markets.

Investment Risk: Petroleum and chemical sector is a fund incentive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risk may exist that expected returns may not be achieved due to major changes in factors such as market environment.

Uncertainties with Additional Oil and Gas Reserves: The Company’s ability to achieve sustainable development is dependent to certain extent on our ability in discovering or acquiring additional oil and natural gas reserves and further exploring our current reserve base. To obtain additional reserves, the Company faces inherent risks associated with exploration and development and (or) with acquiring activities. The Company has to invest a large amount of money, however, whether the Company can obtain additional reserves is not certain. If the Company fails to acquire additional reserves through further exploration and development or acquisition activities, the oil and natural gas reserves and production of the Company will decline over some time which will adversely affect the Company’s financial situation and operation performance.

Operational Risks and Natural Disasters: The process of petroleum chemical production is exposed to the risk of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has implemented a strict HSE management system, in an effort to avoid such risks as much as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or impact.

Exchange Rate and Interest Rate: At present, the exchange rate of RMB implements an administered floating exchange rate regime based on market supply and demand with reference to a basket of currencies. As the Company outsources a significant portion of crude oil in foreign currency which are based on US dollar-denominated international prices, fluctuations in the value of the Renminbi against the US dollars and certain other foreign currencies may affect our crude oil costs. The fluctuations of the domestic interest rate have some effect on our financing costs and will affect the results of operation. Furthermore, China may adopt tight monetary policy under the condition of macro-economy which will directly increase the Company’s interest expenditures.

Connected Transaction Risk: The Company currently has and will continue various connected transactions with Sinopec Group Company. Sinopec Group Company provide us various services, including but not limited to provision of assisting facilities, construction services, maintenance services, transportation, lease of land use rights, lease of properties, education and community services. The aforesaid connected transactions between Sinopec Group Company and us are governed by the services contracts and/or other contracts entered between the two parties. The Company has built up various systems to ensure the fairness of the aforesaid transactions, but the interests of Sinopec Group Company. and other relevant parties might be of conflicts with our interests.

Risk from Competition in the Same Industry: The Company and Sinopec Group Company have a small amount of similar operation or business in relation to refinery, service station, and petrochemical business. In order to ensure our interests, Sinopec Corp. and Sinopec Group Company entered into the Non-Competition Agreement to avoid from the adverse impact on Sinopec Corp. derived from competition in the same industry. This agreement governs the existing and potential business over which Sinopec Corp. and Sinopec Group Company have and/or will have competition against each other, including the option agreed to be granted by Sinopec Group Company to Sinopec Corp. to purchase business which is potentially competitive against the business of Sinopec Corp., and operate its marketing enterprises and sevice stations with same marketing and service strategies with Sinopec Corp. At the same time, Sinopec Corp. will acquire business which is retained by Sinopec Group Company and constitutes or will constitute competition against Sinopec Corp. Notwithstanding the above mentioned contracts and arrangements, Sinopec Group Company is the biggest shareholder of Sinopec Corp., and the interests of Sinopec Group Company may be of conflicts with the interests of Sinopec Corp.

By Order of the Board
Su shulin
Chairman

Beijing China
3 April 2008

REPORT OF THE SUPERVISORY BOARD

Mr. Wang Zuoran, Chairman of the Supervisory Board

To all shareholders:

During this reporting period, all members of the Supervisory Board observed the principle of good faith and duly fulfilled their supervisory duties in accordance with the PRC Company Law and the relevant provisions of the Articles of Association of Sinopec Corp. to safeguard the rights of the shareholders and the interest of the Company.

During this reporting period, the Supervisory Board held four meetings.

At the fourth meeting of the Third Session of the Supervisory Board held on 6 April 2007, the Board reviewed and approved the Annual Financial Report for the Year 2006, the Annual Report for the Year 2006 and its Summaries including the Proposals on Impairment Provision and Write Off. Connected Transactions and Profit Distribution, and the Working Report of Supervisory Board for 2006. The working plan and arrangements for 2007 were put forward.

At the fifth meeting of the Third Session of the Supervisory Board held on 15 April 2007, the First Quarterly Report of 2007 was reviewed and approved.

At the sixth meeting of the Third Session of the Supervisory Board held on 24 August 2007, the Board reviewed and approved the Interim Financial Report of 2007, the Interim Report of 2007 (including the Proposal on Profit Distribution for the First Half of 2007).

At the seventh meeting of the Third Session of the Supervisory Board held on 19 October 2007, the Third Quarterly Report of 2007 was reviewed and passed.

Through its diligent performance of supervisory and oversight duties, the Supervisory Board believes that: in 2007, Sinopec Corp. has abided by the principles of standardization, precision and integrity in its operation. Confronted with the increasing international oil prices and the tight supply of domestic refined oil products, Sinopec Corp. endeavored to strengthen oil and natural gas exploration and development, optimise the productions of refining and chemical segments, improve the product marketing, strive to satisfy refined oil product supply, elaborately organise key projects construction, firmly focus on energy saving, emission reduction, cost reduction and efficiency improvement, and reinforce the production safety. These measures enabled the Company to achieve the goals of 2007.

Firstly, the Board of Directors diligently discharged its obligations and exercised its rights under the PRC Company Law and the Company’s Articles of Association, fully implemented the resolutions of the general meeting of shareholders and the meetings of Board of Directors and made decisions in a timely manner over material affairs including the capital operations, production and operating plans and development goals. The President-led senior management carried out the operation lawfully, standardised the business practices and implemented and optimised the internal control system under the supervision of the Board of Directors. The former chairman Mr. Chen Tonghai, suspected of violating laws and the disciplines of the Communist Party of China, is being investigated by relevant Chinese national authorities. The Board did not find any behavior of any other directors and senior management officers that violated laws, regulations, the Articles of Association or any detriment to the interest of the Company or the shareholders. During the reporting period, Sinopec Corp. disclosed timely the material information according to the securities regulatory requirements and all the disclosures were authentic, accurate and complete.

Secondly, the annual financial report of the Company has been prepared in accordance with the ASBE and the IFRS respectively. Sinopec Corp. made the retroactive adjustment to the accounting policy change issues on the initial implementing date. The principle of consistency has been adopted in preparing the financial reports and the financial report truly and fairly reflected the Company’s financial status and operation performance. In accordance with ASBE, the Company’s operationary income was RMB1204.843 billion, profit before taxation was RMB 82.911 billion, the net profits was RMB 57.153 billion, of which the profit attributable to equity shareholders of the Company was RMB 54.947 billion. In accordance with the IFRS, the turnover, other operating revenues and other income was RMB 1209.706 billion, profit before taxation was RMB 83.464 billion, the net profit was RMB 58.743 billion, the profit attributable to equity shareholders of the Company was RMB 56.533 billion.

Thirdly, Sinopec Corp. conducted the capital operation lawfully. During this reporting period, the Company has successfully issued zero-coupon convertible bond, corporate bond, and short-term financing bills in the domestic and foreign capital markets. The raised fund was all used to the committed key projects or as part of the working capital. The purpose of the raised fund was not changed. Meanwhile, Sinopec Corp. consolidated by merger of four subsidiaries, purchased five oil refineries and sixty-three service stations from Sinopec Group Company. to strengthen its principal operations and enlarge its industry scale. Nothing in these transactions was found to be detrimental to the benefits of Sinopec Corp. and the interest of shareholders

Fourthly, all connected transactions between Sinopec Corp. and Sinopec Group Company were in conformity with the relevant rules and regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange. All the connected transactions were conducted on the basis of fair and reasonable price and abided by the principle of “fair, just and open”. Nothing in these transactions was found to be detrimental to the benefits of Sinopec Corp. or the interest of the non-connected shareholders

In the year ahead, the Supervisory Board will continue to implement scientific development notion, focus on implementing the internal control system, the management of the investments in the key projects, asset acquisition or swap and standardising connected transactions. The Board will stick to the principles of honesty and good faith, strengthen its supervision and investigation power, strive to promote the growth of the benefit of Sinopec Corp. in 2008, and defend the interests of shareholders.

Wang Zuoran
Chairman of the Supervisory Board

Beijing China, 3 April 2008

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1. INTRODUCTION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1) DIRECTORS

Su Shulin, 46, Chairman of the Board of Directors of Sinopec Corp., and President and Secretary of the Party (the Communist Party of China) Leadership Group of Sinopec Group. He received a Bachelor’s Degree from Daqing Petroleum Institute in July 1983, and obtained a Master’s Degree from Harbin Engineering University in March 1999. He is a professor level senior engineer. In March 1996, he was appointed as Assistant to the President of Daqing Petroleum Administration Bureau; in January 1997, he was appointed as Assistant to the President of Daqing Petroleum Administration Bureau with a concurrent position of Director to No.1 Oil and Gas Development Division; in November 1997, he was appointed as Managing Vice Director General and the Party Standing Committee member of Daqing Petroleum Administration Bureau; in January 1999, he was appointed as President and Deputy Secretary of the Party Committee of Daqing Petroleum Administration Bureau; in October 1999, he was appointed as Vice President of PetroChina Company Limited and concurrently Chairman, President and Secretary to the Party Committee of Daqing Petroleum Administration Bureau; in August 2000, he was appointed as Vice President and Member of the Party Leadership Group of China National Petroleum Corporation (“CNPC”) and concurrently Vice President of PetroChina Company Limited as well as Chairman, President and Secretary to the Party Committee of Daqing Oil Field Co., Ltd.; in March 2001, he was appointed as Vice President and Member of the Party Leadership Group of CNPC and concurrently Vice President of PetroChina Company Limited as well as Chairman and President of Daqing Oil Field Co., Ltd.; in November 2002, he was appointed as Vice President and Member of the Party Leadership Group of CNPC and concurrently Director and Senior Vice President of PetroChina Company Limited as well as Chairman and President of Daqing Oil Field Co., Ltd.; in December 2003 he was appointed as Vice President and Member of the Party Leadership Group of CNPC and concurrently Director and Senior Vice President of PetroChina Company Limited; in September 2006 he was appointed as Committee member and Standing Committee member of the Party Liaoning Provincial Committee; in October 2006 he was appointed as Committee member, Standing Committee member and Director of Organization Dept. of the Party Liaoning Provincial Committee; in June 2007 he was appointed as President and Secretary of the Party Leadership Group of Sinopec Group Company; in August 2007 Mr. Su was elected as Director and Chairman on Third Session of the Board of Directors of Sinopec Corp.. He was elected as Alternative Member of Central Committee on the 16th and 17th National Congresses of the Party.

Zhou Yuan, 60, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President and Deputy Secretary of the Party Leadership Group of Sinopec Group. Mr. Zhou graduated from East China Petroleum Institute in September 1975. He is a senior Economist. In April 1986, he was appointed as the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) as well as the Secretary of the Party Committee of South Xinjiang Petroleum Exploration Company. In March 1989, he was appointed as the Vice Commander, Deputy Secretary of the Party Committee and Secretary of the Disciplinary Committee of Tarim Exploration and Development Headquarters. In August 1990, he was appointed as the Deputy Secretary of the Party Committee and the Secretary of Politics & Law Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City). In January 1992, he was appointed as Vice Minister of Organization Dept. of the Party Committee of Xinjiang Autonomous Region. In December 1993, he was appointed as a member of the Standing Committee of the Party Discipline Committee and the Deputy Minister of the Party Committee of the Organization Dept. of Xinjiang Autonomous Region. In January 1998, he was appointed as a member of the Standing Committee of the Party Disciplinary Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous Prefecture. In August 1999, he was appointed as a member of the Standing Committee of the Party Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous Prefecture. In November 1999, he was appointed as a member of Standing Committee of the Party Committee of Xinjiang Autonomous Region and Minister of the Organization Dept. of the Party Committee of Xinjiang Autonomous Region. In July 2004, he was appointed as the Vice President of Sinopec Group and deputy secretary of Party Leadership Group. In March 2008, he was elected as a member of the 11th NPC Environment and Resources Protection Committe; Mr. Zhou was elected as Director and Vice Chairman of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Wang Tianpu, 45, Director of the Board of Directors and President of Sinopec Corp.. Mr. Wang graduated from Qingdao Chemical Engineering Institute in July 1985. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003. He is a professor level senior engineer. In March 1999, Mr. Wang was appointed as Vice President of Qilu Petrochemical Company of Sinopec Group; in February 2000, he was appointed as Vice President of Sinopec Corp. Qilu Company; in September 2000, he was appointed as President of Sinopec Corp. Qilu Company. Mr. Wang was appointed as Vice President of Sinopec Corp. in August 2001 and was appointed as Senior Vice President of Sinopec Corp. in April 2003. Mr. Wang was appointed as President of Sinopec Corp. in March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and he is President of Sinopec Corp.

Zhang Jianhua, 43, Director of the Board of Directors and Senior Vice President of Sinopec Corp.. Mr. Zhang graduated from East China Chemical Engineering Institute in July 1986, and obtained a master’s degree from East China University of Science and Technology in December 2000. He is a professor level senior engineer. In April 1999, Mr. Zhang was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. In February 2000, he was appointed as Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was appointed as President of Sinopec Corp. Shanghai Gaoqiao Company in September 2000. Mr. Zhang was appointed as Vice President of Sinopec Corp. in April 2003. He was also appointed as the Director General of Sinopec Production & Operation Management Dept. in November 2003. He was appointed as Senior Vice President of Sinopec Corp. in March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp..

Wang Zhigang, 50, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp.. Mr. Wang graduated from East China Petroleum Institute in January 1982 and then obtained a master’s degree from China Petroleum University in June 2000. He obtained a Ph.D degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003. He is a professor level senior engineer. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Company Limited. In June 2000, Mr. Wang was appointed as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director General of the Economic and Trade Committee of Ningxia Hui Autonomous Region in November 2001. He was appointed as Vice President of Sinopec Corp. in April 2003. He was also appointed as the Director General of Sinopec Exploration and Production Dept. since June 2003. He was appointed as Senior Vice President of Sinopec Corp. in March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp..

Dai Houliang, 44, Director of the Board of Directors of Sinopec Corp., Senior Vice President and Chief Finance Officer of Sinopec Corp.. Mr. Dai graduated from Jiangsu Chemical Engineering Institute in July 1985. He obtained a Ph.D degree in December 2006 from Nanjing Industrial University. He is a professor level senior engineer. He was appointed as Vice President of Sinopec Yangzi Petrochemical Company in December 1997. He was appointed as Director and Vice President of Yangzi Petrochemical Co., Ltd. in April 1998. He was appointed as Vice Chairman and President of Yangzi Petrochemical Co. Ltd. and Director of Sinopec Yangzi Petrochemical Company in July 2002. He was appointed as Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company in December 2003. He was also appointed as Chairman of BASF-YPC Company Limited in December 2004. He was appointed as the Deputy CFO of Sinopec Corp. in September 2005. Mr. Dai was appointed as Vice President of Sinopec Corp. in November 2005. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp..

Liu Zhongli, 73, Independent Non-Executive Director of Sinopec Corp.. He graduated from the training course of the Training Dept. of Central Communist Party School (undergraduate course) in July 1982. He is a senior economist. He was appointed as Deputy Director General of Planning Commission of Heilongjiang Provincial Government and a member of Party Leadership Group of Planning Commission of Heilongjiang Provincial Government in July 1982. In May 1983, he was appointed as Director General of Planning Commission (Planning & Economics Commission) of Heilongjiang Provincial Government and Secretary of Party Leadership Group of Planning Commission (Planning & Economics Commission) of Heilongjiang Provincial Government. He was appointed as Deputy Governor of Heilongjiang Province in May 1985. He was appointed as Vice Minister of the Ministry of Finance and Deputy Secretary of Party Leadership Group of the Ministry of Finance in February 1988. He was appointed as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council in July 1990. In September 1992, he was appointed as Minister and Secretary of Party Leadership Group of the Ministry of Finance. In February 1994, he was concurrently appointed as Director General of State Administration of Taxation. In March 1998, he was appointed as Head of Economic System Reform Office of the State Council and Secretary of Party Leadership Group. In August 2000, he was appointed as Chairman of National Council for Social Security Fund and Secretary of Party Leadership Group. He was appointed as a member of the Standing Committee of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC) and Director General of the Economics Committee of CPPCC in March 2003. In October 2004, he was concurrently appointed as Chairman of the Chinese Institute of Certified Public Accountants. Mr. Liu was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Shi Wanpeng, 70, Independent Non-Executive Director of Sinopec Corp.. Mr. Shi graduated from Northern Jiaotong University in August 1960. He is a professor level senior engineer. In January 1983, he was appointed as Deputy Director General of the Transport Bureau of the State Economic Commission. In January 1987, he was appointed as the Director General of the Economic and Technical Co-operation Bureau of the State Economic Commission. In May 1988, he was appointed as Director General  of the Production and Dispatch Bureau of the State Planning Commission. In July 1991, he was appointed as Deputy Secretary General of the Production Office of the State Council. In July 1992, he acted as Deputy Director General of the Economic and Trade Office of the State Council. In April 1993, he was appointed as Vice Minister of the State Economic and Trade Commission. In July 1997, he was appointed as Chairman (minister level) of the China Textiles Association. In March 1998, he was appointed as Vice Minister of the State Economic and Trade Commission. In January 2003, he was appointed as Chairman of China Packaging Federation. He was appointed as a member of the Standing Committee of the National Committee of the Tenth session of CPPCC and Deputy Director General President of its Economic Committee in March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003; he was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Li Deshui, 63, Independent Non-Executive Director of Sinopec Corp.. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. In 1992 he acted as Deputy Director General of the National Economy Comprehensive Dept. of the State Planning Commission. In May 1996 he was appointed as Director General of the National Economy Comprehensive Dept. of the State Planning Commission. In November 1996, he was appointed as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he was appointed as Vice Mayor of Chongqing Municipality. In November 1999 he was appointed as Deputy Director General of the Research Office of the State Council and a member of its Party Leadership Group. In April 2002, he was appointed as Secretary of the Party Committee and Vice President of China International Engineering Consultancy Company. In March 2003 he was appointed as Secretary of the Party Committee and Director of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected the 36th Vice Chairman of Statistics Commission of the United Nations. In March 2005 he was appointed as a member of the Tenth Session of the CPPCC. In April 2006 he was appointed as a member of Economic Commission CPPCC. In March 2006, he was the consultant of the State Statistics Bureau. In March 2008, he was elected as a member of the 11th CCPCC and Deputy Director General of Economy Committee. Mr. Li was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Yao Zhongming, 55, Director of Sinopec Corp.. Mr. Yao graduated from Northeastern University of Finance & Economics in September 1977 and he graduated as postgraduate from Zhongnan University of Finance & Economics in December 1996 with a master’s degree. He is a senior Economist. In May 1985, he was appointed as a member of the Party Committee of China Construction Bank Henan Branch and its Vice Governor. In June 1989, he was appointed as the head of China Construction Bank Henan Branch, and was appointed as Deputy Secretary of the Party Leadership Group and Vice Governor of the branch. In June 1992, he started to serve as Secretary of the Party Leadership Group and Governor of China Construction Bank Henan Branch. He was appointed as Vice Governor of Henan Province in April 1993. In January 1994, he was appointed as a member of the Party Leadership Group of China Development Bank and its Vice Governor and Chairman of the Party Disciplinary Supervision Committee. In March 1998, he was appointed as Deputy Secretary of the Party Leadership Group of China Development Bank and its Vice Governor and Chairman of the Party Disciplinary and Committee. In June 1998, he was appointed as the Deputy Secretary of the Party Committee of China Development Bank and its Vice Governor. Mr. Yao was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Fan Yifei, 44, Director of Sinopec Corp.. Mr. Fan graduated from Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master’s degree from Columbia University in 2002. He is a senior accountant. In June 1993, he was appointed as Manager of the Planning and Finance Dept. and the Assistant to the General Manager of the Trust Investment Company of China Construction Bank successively. In September 1994, he was appointed as Deputy Director General of the Capital Planning Dept. of China Construction Bank. He was appointed as the Director General of the Finance and Accounting Dept. of China Construction Bank in July 1996. He was appointed as the Director General of the Planning and Finance Dept. of China Construction Bank in January 1998. Mr. Fan was appointed as the Assistant to the Governor of China Construction Bank in February 2000, during which he enriched his experience by participating in the Three Gorges Project from March 2003 to March 2004, and he was also appointed as the Assistant to the President of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan was appointed as Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003 he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp.in May 2006.

Directors of Sinopec

					Remuneration paid	Whether paid
			Position with		by the Company	by the holding	Shares held at Sinopec Corp.
Name	Gender	Age	Sinopec Corp	Term of Office	in 2007	Company	(as at 31 December)
					(RMB thousand, before tax)		2007	2006

Su Shulin	Male	46	Chairman	2007.08-2009.05	—	Yes	0	0
Zhou Yuan	Male	60	Vice Chairman	2006.05-2009.05	—	Yes	0	0
Wang Tianpu	Male	45	Director, President	2006.05-2009.05	825	No	0	0
Zhang Jianhua	Male	43	Director, Senior Vice President	2006.05-2009.05	789	No	0	0
Wang Zhigang	Male	50	Director, Senior Vice President	2006.05-2009.05	789	No	0	0
Dai Houliang	Male	44	Director, Senior Vice President, CFO	2006.05-2009.05	691	No	0	0
Liu Zhongli	Male	73	Independent Non-executive Director	2006.05-2009.05	240 (Fees)	No	0	0
Shi Wanpeng	Male	70	Independent Non-executive Director	2006.05-2009.05	240 (Fees)	No	0	0
Li Deshui	Male	63	Independent Non-executive Director	2006.05-2009.05	240 (Fees)	No	0	0
Yao Zhongmin	Male	55	Director	2006.05-2009.05	65 (Fees)	No	0	0
Fan Yifei	Male	44	Director	2006.05-2009.05	65 (Fees)	No	0	0

(2) SUPERVISORS

Wang Zuoran, 57, Chairman of the Supervisory Board of Sinopec Corp.. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994. Mr. Wang is a professor level senior economist. In October 1994, Mr. Wang was appointed as Vice President and Party Secretary of Shengli Petroleum Administration Bureau. In February 2000, Mr. Wang was appointed as the Assistant to the President of Sinopec Group. Mr. Wang was appointed as Director of the Party’s Disciplinary Supervision Committee of Sinopec Group in July 2001. Mr. Wang started to serve as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. in February 2000. In April 2003, Mr. Wang was appointed as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zhang Youcai, 66, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp.. Mr. Zhang graduated from Nanjing Industrial University in August 1965. He is also a professor. Starting from January 1968, he was appointed as a technician, Vice President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant successively. In August 1980, he was appointed as Deputy Director General and member of the Party Leadership Group of the Industrial Bureau of Nantong Prefecture. In January 1982, he was appointed as Deputy Director General of Planning Commission of Nantong Prefecture. From March 1983, he was appointed as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City successively. He was Vice Minister and member of the Party Leadership Group of Ministry of Finance in December 1989 (from May 1994 to March 1998, he served concurrently as Director General of State-owned Assets Administration Bureau). He was appointed as a member of the Standing Committee of the Tenth National People’s Congress (NPC) and Deputy Director General of its Financial and Economic Committee of NPC in March 2003. Mr. Zhang was appointed as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp. in April 2003; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Kang Xianzhang, 59, Supervisor of Sinopec Corp.. Mr. Kang received his degrees from the Correspondence Teaching Dept. of the Party School of Beijing Municipal Party Committee in March 1988 and the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 respectively. He is a professor level senior political engineer. In June 1995, he was appointed as the Deputy Director General of the Organization Dept. of the Communist Party Committee of the Tibet Autonomous Region.

In August 1996, he was appointed as a senior researcher (deputy director general level) in the Cadre Allocation Bureau of the Organization Dept. of the Central Committee of the Communist Party of China. He was appointed as the Deputy Secretary of the Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry in May 1997. In October 1998, he was appointed as Supervisor (deputy director general level) in the Party’s Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and was appointed as a Deputy Director General of the Supervisory Bureau of the same company in May 1999. He was appointed as the Deputy Director General of the Supervisory Dept. of Sinopec Corp. in February 2000. He was appointed as a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director General of the Supervisory Bureau of Sinopec Group, as well as Director General of the Supervisory Dept. of Sinopec Corp. in March 2001. Mr. Kang was appointed as Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. in April 2003 ; he was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zou Huiping, 47, Supervisor of Sinopec Corp.. Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986. He is a professor level senior accountant. In November 1998, he was appointed as Chief Accountant of Sinopec Group Guangzhou Petrochemical Works. In February 2000, he was appointed as Deputy Director General of Financial Assets Dept. of Sinopec Group. In December 2001, he was appointed as Deputy Director General of Finance Planning Dept. of Sinopec Group. In March 2006, he was Director General of Financial Assets Dept. of Sinopec Assets Management Co.,Ltd.. In March 2006, he was appointed as Director General of Audit Dept. of Sinopec Corp.. Mr. Zou was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Li Yonggui 67, Independent Supervisor of Sinopec Corp.. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965. He is a senior economist and CPA. In February 1985, he was appointed as Deputy Director General of Taxation Bureau of Ministry of Finance. He was appointed as Chief Economist of State Administration of Taxation in December 1988. In April 1991, he was appointed as Deputy Director General of State Administration of Taxation. He was appointed as Chief Economist of State Administration of Taxation in February 1995. Mr. Li was appointed as Chairman of Chinese Association of Certified Public Taxation Experts in April 2000. Mr. Li started to serve as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. in April 2003; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Su Wensheng, 51, Employee Representative Supervisor of Sinopec Corp.. Mr. Su graduated from the General Section of Tsinghua University in December 1980 and obtained a Master’s degree from China Petroleum University (Beijing) in June 2000. He is a senior engineer. In September 1986 , he was appointed as Deputy Secretary of Party Committee and Secretary of Party Disciplinary Committee of Beijing Designing Institute of the former Sinopec Group Company. In November 1996, he was appointed as Secretary of Party Committee of the Beijing Designing Institute. Mr. Su was appointed as Director General of Ideology & Politics Dept. and Deputy Secretary of the Affiliated Party Committee of Sinopec Group Company in December 1998. He has been Managing Deputy Secretary of the Party Working Committee of the Sinopec Western New Region Exploration Headquarters since December 2001. He was appointed as the Party Secretary and Vice Chairman of Beijing Yanshan Petrochemical Corporation in October 2007. Mr. Su was appointed as an Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. in April 2003; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Zhang Jitian, 60, Employee Representative Supervisor of Sinopec Corp.. Mr. Zhang graduated from Hohhot Transportation Technical School in July 1968 and got his degree from Chemical Industry Management Institute in July 1986. He is a professor level senior political engineer. In August 1996, he was appointed as Deputy Director General of Personnel and Educational Dept. of the former Sinopec Group Company; in December 1998, he was appointed as Deputy Director General of Personnel and Educational Dept. of Sinopec Group Company; he was appointed as Deputy Director General (remunerate as Director) of Personnel Dept. of Sinopec Corp. in September 2005. Mr. Zhang was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Cui Guoqi, 54, Employee Representative Supervisor of Sinopec Corp.. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985, and obtained a MBA degree from the Business School of Renmin University of China in January 1997, He is a professor level senior political engineer. Mr. Cui was appointed as Director and Trade Union Chairman of Sinopec Yanshan Petrochemical corporation in February 2000. He was appointed as Deputy Secretary of Party Committee, Chairman of Trade Union, director of Board of Beijing Yanshan Petrochemical Corporation in August 2005. Mr. Cui was appointed as the Deputy Secretary (remunerate as Secretary) of Party Committee of Sinopec Yanshan Petrochemical Company and its Union Chairman, director, and chairman of Beijing Eastern Petrochemical Co. Ltd. in November 2006. In October 2007, he was appointed as president , Deputy Secretary of Party Committee of Baichuan Economical and Trading Company of Sinopec Group Company and Director General of Headquarters Logistic Center of Sinopec Group. Mr. Cui was appointed as Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. in April 2003; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Li Zhonghua, 56, Employee Representative Supervisor of Sinopec Corp.. Mr. Li graduated from the Correspondence Teaching Dept. of the Party School of Shengli Oilfield in June 1996 and got his degree from the Correspondence Teaching College of the Party School of Shandong Provincial Party Committee in December 1998. He is a professor level senior political engineer. In March 1995, he was appointed as Secretary of Party Committee and Deputy General Manager of No. 2 Drilling Company of Shengli Petroleum Administration Bureau; General Manager, Secretary of Party Committee of Offshore Drilling Company of Shengli Petroleum Administration Bureau; and General Manager, Deputy Party Secretary of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau successively. In January 2004, he was appointed as Deputy Chief Engineer and General Manager, Deputy Secretary of Party Committee of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau; he was appointed as member of the Standing Committee of Party Committee and Chairman of the Trade Union of Shengli Petroleum Administration Bureau in November 2004. He was appointed as Deputy Secretary of Party Committee of Shengli Petroleum Administration Bureau in April 2006. Mr. Li was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Supervisors of Sinopec

					Remuneration paid	Whether paid
			Position with		by the Company	by the holding	Shares held at Sinopec Corp.
Name	Gender	Age	Sinopec Corp	Term of Office	in 2007	Company	(as at 31 December)
					(RMB thousand, before tax)		2007	2006

Wang Zuoran	Male	57	Chairman of Supervisory Board	2006.05-2009.05	—	Yes	0	0
Zhang Youcai	Male	66	Vice Chairman of Supervisory Board and Independent Supervisor	2006.05-2009.05	240 (Fees)	No	0	0
Kang Xianzhang	Male	59	Supervisor	2006.05-2009.05	—	Yes	0	0
Zou Huiping	Male	47	Supervisor	2006.05-2009.05	296	No	0	0
Li Yonggui	Male	67	Independent Supervisor	2006.05-2009.05	240 (Fees)	No	0	0
Su Wensheng	Male	51	Employee Representative Supervisor	2006.05-2009.05	378	No	0	0
Zhang Jitian	Male	60	Employee Representative Supervisor	2006.05-2009.05	296	No	0	0
Cui Guoqi	Male	54	Employee Representative Supervisor	2006.05-2009.05	387	No	0	0
Li Zhonghua	Male	56	Employee Representative Supervisor	2006.05-2009.05	297	No	0	0

(3) OTHER SENIOR MANAGEMENT

Cai Xiyou, 46, Senior Vice President of Sinopec Corp.. Mr. Cai graduated from Fushun Petroleum Institute in August 1982, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. In June 1995, he was appointed as Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. In May 1996, he was appointed as Vice President of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). In December 1998, he was appointed as Vice President of Sinopec Sales Company, and in June 2001, he was appointed as Executive Vice President of Sinopec Sales Company. He was appointed as Director and President of China International United Petrochemical Company Limited (UNIPEC) in December 2001. He was appointed as Vice President of Sinopec Corp. in April 2003. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.

Zhang Kehua, 54, Vice President of Sinopec Corp.. Mr Zhang graduated from Shanghai Chemical Engineering Institute in January 1980 and got his master’s degree from China Petroleum University in December 2000. He is a professor level senior engineer. He was appointed as Vice President of No. 3 Construction Company of the former Sinopec Group Company in February 1994. In April 1996, he was appointed as Deputy Director General (Vice President of Sinopec Engineering Incorporation) of the Engineering Dept. of the former Sinopec Group Company. He was appointed as Deputy Director General of the Engineering Dept. of Sinopec Group Company in December 1998 and was appointed as Deputy Director General of Engineering Dept. of Sinopec Group Company in December 2001. Mr. Zhang was appointed as Director General of Engineering management Dept. of Sinopec Group Company in September 2002. Mr. Zhang was appointed as the Assistant to the President of Sinopec Group in October 2004 and Mr. Zhang has been Vice President of Sinopec Corp. since May 2006. Director General of Engineering Dept. of Sinopec Corp. in June 2007 concurrently.

Zhang Haichao, 50, Vice President of Sinopec Corp.. Mr. Zhang got his degrees from Zhoushan Commercial and Technical School in December 1979 and Jilin Chemical Engineering Institute in July 1985 respectively, and obtained a Master’s Degree from Macao University of Technology in August 2005. He is a senior economist. He started to serve as Vice President of Zhejiang Petroleum Company in March 1998. He was appointed as President of Zhejiang Petroleum Company in September 1999, and appointed as President of Sinopec Zhejiang Petroleum Company in February 2000. He was appointed as Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. in April 2004. He was appointed as Secretary of the Party Committee, Vice Chairman and Vice President of Sinopec Sales Co., Ltd. in October 2004. He was appointed as Secretary of the Party Committee, Chairman and President of Sinopec Sales Co., Ltd. in November 2005. He was appointed as Chairman and President of Sinopec Sales Co., Ltd. in June 2006. He started to serve as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. in April 2003. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 45, Vice President of Sinopec Corp.. Mr. Jiao got a bachelor’s degree and a doctoral degree from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. In January 1999, he was appointed as Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then was appointed as Vice President and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Corp. in February 2000. He was appointed as Vice President of Sinopec Exploration and Development Research Institute in July 2000. He then was appointed as Deputy Director General of Sinopec Exploration and Production Dept. in March 2001. In June 2004, he was appointed as President of the Sinopec Northwest Company of Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

Chen Ge, 45, Secretary to the Board of Directors of Sinopec Corp.. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 and obtained a MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. In July 1983, he started to work in Beijing Yanshan Petrochemical Corporation. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

Other Senior Management

				Remuneration paid	Whether paid
			Position with	by the Company	by the holding	Shares held at Sinopec Corp.
Name	Gender	Age	Sinopec Corp	in 2007	Company	(as at 31 December)
				(RMB thousand, before tax)		2007	2006

Cai Xiyou	Male	46	Senior Vice President	789	No	0	0
Zhang Kehua	Male	54	Vice President	361	No	0	0
Zhang Haichao	Male	50	Vice President	457	No	0	0
Jiao Fangzheng	Male	45	Vice President	259	No	0	0
Chen Ge	Male	45	Secretary to the Board of Directors	378	No	0	0

2	NEW APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On June 22, 2007, Mr. Chen Tonghai, resigned as Director and the Chairman of the Board of Directors for personal reason.

At the Second Extraordinary General Meeting of Sinopec Shareholders for 2007 held on August 10, 2007, Mr. Su Shulin was elected Director on the Third Session of the Board of Directors of Sinopec, and was elected Chairman on the Third Session of the Board of Directors of Sinopec at the thirteenth meeting.

3	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN CONTRACTS

None of the Directors or the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party at 31 December 2007 or at any time during the year.

4	SALARIES OF DIRECTORS, SUPERVISORS AND THE SENIOR MANAGEMENT

The salaries of directors, supervisors and other senior management have been demonstrated in the tables on this annual report. The remuneration does not include the delayed payment of RMB 5,248,911 yuan which is payable to directors, supervisors and other senior management in 2004-2006, as per requirement of Chinese government and Sinopec.

5 THE COMPANY’S EMPLOYEES
As at December 31, 2007, the Company has a total of 334,377 employees.

Breakdown according to operation Dept. structures:

	Number of	Percentage to
	Employees	Total Employees (%)

Exploration and Production	116,799	34.9
Refining	79,395	23.7
Marketing and Distribution	58,788	17.6
Chemicals	70,712	21.2
R&D and Others	8,683	2.6
Total	334,377	100

Breakdown according to functions:

	Number of	Percentage to
	Employees	Total Employees (%)

Production	171,914	51.4
Sales	58,428	17.5
Technical	44,498	13.3
Finance	9,877	2.9
Administration	26,750	8.0
Others	22,910	6.9
Total	334,377	100

Breakdown according to education level:

	Number of	Percentage to
	Employees	Total Employees (%)

Master’s degree or above	5,285	1.6
University	60,407	18.1
Tertiary education	72,542	21.7
Technical/polytechnic school	31,743	9.5
Secondary, technical/polytechnic school or below	164,400	49.1
Total	334,377	100

6	EMPLOYEE BENEFITS SCHEME

Details of the Company’s employee benefits scheme are set out in note 38 to the financial statements prepared under IFRS which are contained in this annual report. As at 31 December 2007, the Company has a total of 135,426 retired employees. All of them participate in the basic pension schemes administered by provincial (autonomous regions and municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED, CONTROLLING AND NON WHOLLY-OWNED SUBSIDIARIES
At 31 December 2007, details of the principal wholly-owned, controlling and non wholly-owned subsidiaries of the Company were as follows.

		Percentage of
	Registered	shares held by	Total
Name of company	capital	Sinopec Corp.	assets	Net profit	Auditor	Principal activities
	RMB millions	(%)	RMB millions	-RMB millions

Sinopec Yangzi Petrochemical	16,337	100.00	25,176	2,903	KPMG	Manufacturing of intermediate
Company Limited					Huazhen	petrochemcial products and
						petroleum products
Sinopec (Hong Kong) Limited	5,477	100.00	13,935	98	KPMG	Trading of crude oil and
	HKD millions		HKD millions	HKD millions		petrochemical products
Sinopec Sales Company Limited	1,700	100.00	43,443	10,869	KPMG	Marketing and distribution of
					Huazhen	refined petroleum products
China Petrochemical International	1,663	100.00	7,356	(5)	KPMG	Trading of petrochemical
Company Limited					Huazhen	products
Sinopec Zhongyuan Petroleum	875	100.00	7,853	781	KPMG	Exploration and production of
Company Limited					Huazhen	crude oil and natural gas
Sinopec Shengli Oil Field Dynamic	364	100.00	3,226	202	Shandong	Exploration and production of
Company Limited					Zhengyuanhexin	crude oil and distribution of
					CPA’s Office, Ltd.	petrochemical products
China International United	223	100.00	56,358	700	KPMG	Trading of crude oil and
Petroleum and Chemical					Huazhen	petrochemical products
Company Limited
Sinopec Zhongyuan Petrochemical	2,400	93.51	2,445	(18)	KPMG	Manufacturing of chemical
Company Limited					Huazhen	products
Sinopec Qingdao Refining and Chemical	800	85.00	10,210	(63)	KPMG	Manufacturing of intermediate
Company Limited					Huazhen	petrochemcial products and
						petroleum products
Sinopec Hainan Refining and	3,986	75.00	13,739	(127)	KPMG	Manufacturing of intermediate
Chemical Company Limited					Huazhen	petrochemcial products and
						petroleum products
Sinopec Kantons Holdings Limited	104	72.34	3,934	128	KPMG	Trading of crude oil and
	HKD millions		HKD millions	HKD millions		petroleum products
Sinopec Shell (Jiangsu) Petroleum	830	60.00	1,506	63	KPMG	Marketing and distribution of
Marketing Company Limited					Huazhen	refined petroleum products
BP Sinopec (Zhejiang) Petroleum	800	60.00	903	63	KPMG	Marketing and
Company Limited					Huazhen	distribution of refined
						petroleum products
Sinopec Shanghai Petrochemical	7,200	55.56	Results have not	Results have not	KPMG	Manufacturing of synthetic fibres,
Company Limited			been announced	been announced	Huazhen	resin and plastics,
						intermediate petrochemical
						products and petroleum products
Sinopec Fujian Petrochemical	2,253	50.00	3,457	595	KPMG	Manufacturing of plastics,
Company Limited					Huazhen	intermediate petrochemical
						products and petroleum products
Sinopec Wuhan Petroleum Group	147	46.25	Results have not	Results have not	Wuhan Zhonghuan	Marketing and distribution of
Company Limited			been announced	been announced	CPA Company Limited	refined petroleum products
Sinopec Yizheng Chemical Fibre	4,000	42.00	Results have not	Results have not	KPMG	Production and sale of polyester
Company Limited			been announced	been announced	Huazhen	chips and polyester fibres

The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. The above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have a material impact on Sinopec Corp.’s results or net assets are set out above.

REPORT OF THE PRC AUDITORS

To the Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 31 December 2007, and the consolidated income statement and income statement, consolidated statement of changes in equity and statement of changes in equity, consolidated cash flow statement and cash flow statement for the year ended 31 December 2007, and notes to the financial statements.

1. MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable.

2. AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the Company’s consolidated financial position and financial position as at 31 December 2007, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year ended 31 December 2007.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Zhang Jingjing
Zhang Yansheng

Beijing, The People’s Republic of China	3 April 2008

(A)	FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
at 31 December 2007

	Note	2007 RMB millions	2006 RMB millions

Assets
Current assets
Cash at bank and in hand	6	8,364	7,698
Bills receivable	7	12,851	8,462
Trade accounts receivable	8	22,947	15,144
Other receivables	9	11,822	10,955
Advance payments	10	9,402	5,331
Inventories	11	116,049	94,912
Other current assets		100	596
Total current assets		181,535	143,098
Non-current assets
Long-term equity investments	12	31,335	23,544
Fixed assets	13	361,148	346,240
Construction in progress	14	95,408	53,000
Intangible assets	15	15,232	9,265
Goodwill	16	15,690	14,525
Long-term deferred expenses	17	5,842	4,757
Deferred tax assets	18	10,192	6,760
Other non-current assets		2,190	1,531
Total non-current assets		537,037	459,622
Total assets		718,572	602,720
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	36,954	35,725
Bills payable	21	12,162	21,714
Trade accounts payable	22	93,049	52,767
Receipts in advance	23	25,082	19,466
Staff costs payable	24	5,905	5,016
Taxes payable	25	17,562	14,623
Other creditors	26	47,503	35,710
Short-term debentures payable	29	10,074	11,885
Current portion of non-current loans	27	13,466	15,870
Total current liabilities		261,757	212,776
Non-current liabilities
Long-term loans	28	77,708	97,137
Debentures payable	29	42,606	3,500
Provision	30	7,613	5,310
Deferred tax liabilities	18	1,492	1,020
Other non-current liabilities		1,049	1,178
Total non-current liabilities		130,468	108,145
Total liabilities		392,225	320,921
Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	38,391	38,553
Surplus reserves	33	64,797	59,519
Retained profits (Including cash dividend proposed after the balance sheet date in respect of year 2007 of RMB 9,971 million (2006: RMB 9,537 million))		111,059	74,608
Shareholders’ equity attributable to equity shareholders of the Company		300,949	259,382
Minority interests		25,398	22,417
Total shareholders’ equity		326,347	281,799
Total liabilities and shareholders’ equity		718,572	602,720

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

BALANCE SHEET
at 31 December 2007

	Note	2007 RMB millions	2006 RMB millions

Assets
Current assets
Cash at bank and in hand	6	3,105	2,983
Bills receivable	7	6,377	2,760
Trade accounts receivable	8	13,547	8,832
Other receivables	9	18,209	8,443
Advance payments	10	9,252	4,393
Inventories	11	65,901	54,004
Other current assets		23	19
Total current assets		116,414	81,434
Non-current assets
Long-term equity investments	12	85,784	86,514
Fixed assets	13	290,082	259,781
Construction in progress	14	80,720	41,010
Intangible assets	15	10,322	6,824
Long-term deferred expenses	17	4,995	3,279
Deferred tax assets	18	9,418	5,839
Other non-current assets		735	561
Total non-current assets		482,056	403,808
Total assets		598,470	485,242
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	21,952	15,851
Bills payable	21	8,613	16,265
Trade accounts payable	22	58,932	38,041
Receipts in advance	23	23,412	16,398
Staff costs payable	24	5,282	3,954
Taxes payable	25	15,383	11,933
Other creditors	26	65,729	44,969
Short-term debentures payable	29	10,074	9,885
Current portion of non-current loans	27	12,813	13,863
Total current liabilities		222,190	171,159
Non-current liabilities
Long-term loans	28	67,055	88,029
Debentures payable	29	42,606	3,500
Provision	30	7,002	4,842
Deferred tax liabilities	18	584	972
Other non-current liabilities		601	768
Total non-current liabilities		117,848	98,111
Total liabilities		340,038	269,270
Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	38,175	36,526
Surplus reserves	33	64,797	59,329
Retained profits
(Including cash dividend proposed after the balance sheet date in respect of year 2007 of RMB 9,971 million (2006: RMB 9,537 million))		68,758	33,415
Total shareholders’ equity		258,432	215,972
Total liabilities and shareholders’ equity		598,470	485,242

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2007

	Note	2007 RMB millions	2006 RMB millions

Operating income	34	1,204,843
Less: Cost of sales	34	1,012,961	896,373
Sales taxes and surcharges	35	34,304	28,977
Selling expenses		22,564	19,590
Administrative expenses		35,964	33,491
Financial expenses	36	4,890	5,780
Exploration expenses, including dry holes	37	11,105	7,983
Impairment losses	38	7,458	1,004
Fair value loss	39	3,211	—
Add: Investment income	40	5,756	3,769
Operating profit		78,142	72,240
Add: Non-operating income	41	6,828	6,020
Less: Non-operating expenses	42	2,059	2,877
Profit before taxation		82,911	75,383
Less: Income tax	43	25,758	22,400
Net profit		57,153	52,983
Including: Net loss made by acquiree before the consolidation		(205)	(361)
Attributable to:
Equity shareholders of the Company		54,947	52,086
Minority interests		2,206	897
Basic and diluted earnings per share	54	0.63	0.60

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2007

	Note	2007 RMB millions	2006 RMB millions

Operating income	34	882,353	800,438
Less: Cost of sales	34	733,481	672,324
Sales taxes and surcharges	35	29,181	23,086
Selling expenses		18,867	16,284
Administrative expenses		28,775	24,855
Financial expenses	36	4,076	4,676
Exploration expenses, including dry holes	37	11,002	7,959
Impairment losses	38	7,171	796
Fair value loss	39	3,211	—
Add: Investment income	40	20,422	21,935
Operating profit		67,011	72,393
Add: Non-operating income	41	5,963	3,459
Less: Non-operating expenses	42	1,684	2,212
Profit before taxation		71,290	73,640
Less: Income tax	43	16,607	15,997
Net profit		54,683	57,643

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2007

	Note	2007 RMB millions	2006 RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,400,348	1,239,086
Rentals received		370	384
Grants received		—	5,161
Other cash received relating to operating activities		2,793	3,700
Sub-total of cash inflows		1,403,511	1,248,331
Cash paid for goods and services		(1,135,587)	(1,030,412)
Cash paid for operating leases		(6,764)	(6,075)
Cash paid to and on behalf of employees		(22,255)	(20,414)
Value added tax paid		(41,011)	(31,580)
Income tax paid		(27,674)	(19,586)
Taxes paid other than value added tax and income tax		(30,965)	(27,332)
Other cash paid relating to operating activities		(15,005)	(14,062)
Sub-total of cash outflows		(1,279,261)	(1,149,461)
Net cash flow from operating activities	45(a)	124,250	98,870
Cash flows from investing activities:
Cash received from sale of investments		1,441	569
Dividends received		2,657	647
Net cash received from sale of fixed assets and intangible assets		446	358
Cash received on maturity of time deposits with financial institutions		3,340	1,337
Other cash received relating to investing activities		404	540
Sub-total of cash inflows		8,288	3,451
Cash paid for acquisition of fixed assets and intangible assets		(110,638)	(77,375)
Cash paid for purchase of investments		(1,581)	(3,761)
Cash paid for purchase of time deposits with financial institutions		(3,373)	(916)
Cash paid for acquisition of subsidiaries and minority interests, net		(7,468)	(21,971)
Sub-total of cash outflows		(123,060)	(104,023)

Net cash flow from investing activities		(114,772)	(100,572)
Cash flows from financing activities:
Cash received from contribution from minority shareholders		1,223	1,255
Cash received from issuance of convertible bonds, net of issuing expenses		11,368	—
Cash received from issuance of corporate bonds		35,000	22,689
Cash received from borrowings		768,039	772,954
Sub-total of cash inflows		815,630	796,898
Cash repayments of corporate bonds		(12,000)	(21,000)
Cash repayments of borrowings		(788,793)	(761,389)
Cash paid for dividends, profits distribution or interest expenses		(20,843)	(19,761)
Dividends paid to minority shareholders by subsidiaries		(593)	(722)
Distributions to Sinopec Group Company		(2,182)	—
Sub-total of cash outflows		(824,411)	(802,872)
Net cash flow from financing activities		(8,781)	(5,974)
Effects of changes in foreign exchange rate		(64)	(25)
Net increase/(decrease) in cash and cash equivalents	45(b)	633	(7,701)

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2007

	Note	2007 RMB millions	2006 RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,027,467	940,422
Rentals received		171	263
Grants received		—	3,016
Other cash received relating to operating activities		12,513	18,379
Sub-total of cash inflows		1,040,151	962,080
Cash paid for goods and services		(821,988)	(775,915)
Cash paid for operating leases		(5,680)	(5,445)
Cash paid to and on behalf of employees		(16,930)	(14,938)
Value added tax paid		(32,060)	(23,127)
Income tax paid		(18,875)	(13,013)
Taxes paid other than value added tax and income tax		(26,090)	(22,021)
Other cash paid relating to operating activities		(20,751)	(15,638)
Sub-total of cash outflows		(942,374)	(870,097)
Net cash flow from operating activities	45(a)	97,777	91,983
Cash flows from investing activities:
Cash received from sale of investments		330	69
Dividends received		9,108	2,843
Net cash received from sale of fixed assets and intangible assets		101	122
Cash received on maturity of time deposits with financial institutions		867	90
Other cash received relating to investing activities		87	234
Sub-total of cash inflows		10,493	3,358
Cash paid for acquisition of fixed assets and intangible assets		(93,600)	(60,182)
Cash paid for purchase of investments		(8,222)	(7,356)
Cash paid for purchase of time deposits with financial institutions		(523)	(200)
Cash paid for acquisition of subsidiaries and minority interests, net		(3,500)	(21,971)
Sub-total of cash outflows		(105,845)	(89,709)
Net cash flow from investing activities		(95,352)	(86,351)
Cash flows from financing activities:
Cash received from issuance of convertible bonds, net of issuing expenses		11,368	—
Cash received from issuance of corporate bonds		35,000	19,711
Cash received from borrowings		495,310	507,716
Sub-total of cash inflows		541,678	527,427
Cash repayments of corporate bonds		(10,000)	(20,000)
Cash repayments of borrowings		(514,015)	(498,050)
Cash paid for dividends, profits distribution or interest expenses		(19,772)	(17,260)
Sub-total of cash outflows		(543,787)	(535,310)
Net cash flow from financing activities		(2,109)	(7,883)
Net increase/(decrease) in cash and cash equivalents	45(b)	316	(2,251)

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2007

	Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Unrecognised investment losses RMB millions	Retained profits RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total shareholders’ equity RMB millions

Balance at 31 December 2005	86,702	37,121	34,028	(594)	58,366	215,623	29,383	245,006
Change in accounting policies (Note 4)	—	(595)	110	594	1,003	1,112	185	1,297
Balance after adjustment for change in accounting policies	86,702	36,526	34,138	—	59,369	216,735	29,568	246,303
Adjusted for the Acquisition of Refinery Plants (Note 1)	—	1,993	190	—	(385)	1,798	495	2,293
Balance at 1 January 2006	86,702	38,519	34,328	—	58,984	218,533	30,063	248,596
Changes in equity for the year
1. Net profit	—	—	—	—	52,086	52,086	897	52,983
2. Gain and loss recognised directly in equity
– Change in fair value of available-for-sale financial assets, net of deferred tax	—	34	—	—	—	34	—	34
Sub-total of 1&2	—	34	—	—	52,086	52,120	897	53,017
3. Appropriation of profits
– Appropriation to surplus reserves	—	—	25,191	—	(25,191)	—	—	—
– Dividend declared (Note 44)	—	—	—	—	(11,271)	(11,271)	—	(11,271)
4. Acquisition of subsidiaries and minority interests	—	—	—	—	—	—	(8,223)	(8,223)
5. Contributions from minority interests, net of distributions	—	—	—	—	—	—	423	423
6. Disposal of a subsidiary	—	—	—	—	—	—	(743)	(743)
Balance at 31 December 2006	86,702	38,553	59,519	—	74,608	259,382	22,417	281,799

	Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total shareholders’ equity RMB millions

Balance at 1 January 2007	86,702	38,553	59,51	74,608	259,382	22,417	281,799
Changes in equity for the year
1. Net profit	—	—	—	54,947	54,947	2,206	57,153
2. Gain and loss recognised directly in equity
– Change in fair value of available-for-sale
financial assets, net of deferred tax	—	2,892	—	—	2,892	145	3,037
Sub-total of 1&2	—	2,892	—	54,947	57,839	2,351	60,190
3. Appropriation of profits
– Appropriation to surplus reserves (Note 33)	—	—	5,468	(5,468)	—	—	—
– Dividend declared (Note 44)	—	—	—	(13,872)	(13,872)	—	(13,872)
4. Contributions from minority interests,
net of distributions	—	—	—	—	—	630	630
5. Consideration for the Acquisition of
Refinery Plants	—	(2,400)	—	—	(2,400)	—	(2,400)
6. Reclassification	—	(654)	(190)	844	—	—	—
Balance at 31 December 2007	86,702	38,391		64,797		111,059

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2007

	Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity RMB millions

Balance at 31 December 2005	86,702	37,797	34,028	58,339	216,866
Change in accounting policies (Note 4)	—	(1,271)	110	(46,105)	(47,266)
Balance at 1 January 2006	86,702	36,526	34,138	12,234	169,600
Changes in equity for the year
1. Net profit	—	—	—	57,643	57,643
2. Appropriation:
– Appropriation to surplus reserves	—	—	25,191	(25,191)	—
– Dividend declared (Note 44)	—	—	—	(11,271)	(11,271)
Balance at 31 December 2006	86,702	36,526	59,329	33,415	215,972
Balance at 1 January 2007	86,702	36,526	59,329	33,415	215,972
Changes in equity for the year
1. Net profit	—	—	—	54,683	54,683
2. Gain and loss recognised directly in equity
– Change in fair value of available-for-sale
financial assets, net of deferred tax	—	2,711	—	—	2,711
Sub-total of 1&2	—	2,711	—	54,683	57,394
3. Appropriation:
– Appropriation to surplus reserves (Note 33)	—	—	5,468	(5,468)	—
– Dividend declared (Note 44)	—	—	—	(13,872)	(13,872)
4. Consideration paid to Sinopec Group Company
for the Acquisition of Refinery Plants	—	(1,062)	—	—	(1,062)
Balance at 31 December 2007	86,702	38,175	64,797	68,758	258,432

These financial statements have been approved by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director, President	Director, Senior Vice President	Head of Corporate Finance
(Authorised representative)		and Chief Financial Officer	Department

The notes on pages 84 to 132 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2007

1	STATUS OF THE COMPANY
China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” ( the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation (“registered valuers”). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)the exploration, development and production of crude oil and natural gas;

(2)the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 28 December 2007, the Group acquired the equity interests of Zhanjiang Dongxing Petrochemical Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively “Refinery Plants”) from Sinopec Group Company, for a total cash consideration of RMB 2,468 million (hereinafter referred to as the “Acquisition of Refinery Plants”).

As the Group and Refinery Plants are under the common control of Sinopec Group Company, the Acquisition of Refinery Plants are considered as “combination of entities under common control”. The financial position as at 31 December 2006 and results of operation for the year ended 31 December 2006 and before previously reported by the Group have been restated to include the results of Refinery Plants.

The results of operation of Refinery Plants for the period from 1 January 2007 to 31 December 2007 (acquisition date) is as follows:

2007 RMB millions

Revenue	23,957
Net loss	(205)
Net cash outflows	(51)

The financial position of Refinery Plants as at 31 December 2007 (acquisition date) and 2006 is as follows:

	2007 RMB millions	2006 RMB millions

Current assets	4,043	4,313
Non-current assets	3,921	3,695
Current liabilities	6,135	6,108
Non-current liabilities	68	32
Shareholders’ equity (Including minority interests)	1,761	1,868

2	BASIS OF PREPARATION
Effective from 1 January 2007, the financial statements of the Company have been prepared on an accrual basis in accordance with the accounting policies in Note 3.

(1)	Statement of Compliance with the Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of ASBE (2006) issued by the MOF. These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cashflows and cashflows of the Group.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2007.

(2)	Accounting year
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—available-for-sale financial assets (see Note 3(11))

—convertible bonds (see Note 3(11))

(4)	Reporting currency
The Company’s and most of its subsidiaries’ reporting currency are Renminbi. The Group’s consolidated financial statements are presented in Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

(1)	Business combination and consolidated financial statements

(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets obtained and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. The cost of a business combination paid by the Group is the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the Group, in exchange for control of the acquiree plus any cost directly attributable to the business combination. Difference between the fair value and carrying amount of disposed asset is recognised in the income statement for the period. The acquisition date is the date on which the Group effectively obtains control of the acquiree.

The Group allocates the cost of a business combination on the acquisition date and recognises the fair value of the acquiree’s various identifiable assets, liabilities or contingent liabilities as they are acquired.

The excess of the cost of business combination over the fair value of the identifiable net assets acquired is recognised as goodwill (Note 3(9)).

When the cost of business combination is less than the fair value of the identifiable net assets acquired, the difference is charged to the income statement.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Business combination and consolidated financial statements (Continued)

(c)	Consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting period through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Minority interest is presented separately in the consolidated balance sheet within equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

Where the amount of losses attributable to the minority shareholders of a subsidiary exceeds the minority shareholders’ portion of the equity of the subsidiary, the excess, and any further losses attributable to the minority shareholders, are allocated against the equity attributable to the Company except to the extent that the minority shareholders have a binding obligation under the articles of association or an agreement and are able to make additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the equity attributable to the Company until the minority shareholders’ share of losses previously absorbed by the Company has been recovered.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

(2)	Translation of foreign currencies
Foreign currency transactions are on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets (see Note 3(17)), are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained profits”, are translated into Renminbi at the spot exchange rates at the transactions dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to income statement in the period in which the disposal occurs.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories
Inventories are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Consumables, packaging and other ancillary materials are expensed or recognised as the costs of related assets when being consumed.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s financial statements, investments in subsidiaries are accounted for using the cost method. The investments are stated at cost less impairment losses (Note 3(10)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the book value of the acquired entities’ net asset at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

The initial investment cost of a long-term equity investment obtained through a business combination involving entities not under common control is the cost of business combination determined at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity of which the Group can exercise joint control with other venturers. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all venturers.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale. The investment is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the investment with the transferee, and the transfer is expected to be completed within one year. The investment held for sale is measured at the lower of its carrying amount and fair value less costs to sell. Any excess of its carrying amount over fair value less costs to sell is recognised as a provision for impairment loss of the investment.

Impairment losses on investment in jointly controlled entities and associates are measured according to Note 3(10).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to the income statement.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to income statement.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s individual separately identifiable assets at the time of acquisition. Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated for the part attributable to the Group calculated based on its share of the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits exceeds the share of losses not recognised.

(c)	Other long-term equity investments

Other long-term equity investments refer to investments for which the Group does not have the rights to control, have joint control or exercise significant influence over the investees, and for which the investments are not quoted in an active market and their fair value can not be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates, and subsequently accounted for under the cost method. As at the balance sheet date, the Group makes provision for impairment losses on such investments according to Note 3(10).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(10)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(10)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(17)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, they are recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in income statement as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values for the respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plant and buildings	15-45 years	3%-5%
Oil and gas properties	10-14 years	0%-3%
Machinery, equipment, vehicles and others	4-18 years	3%
Oil depots and storage tanks	8-14 years	3%
Service stations	25 years	3%-5%

Useful lives, residual values and depreciation methods are reviewed at at least each year end.

(7)	Oil and gas properties

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation, where the estimated useful life is finite and provision for impairment losses (see Note 3(10)). The cost of intangible assets less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group.

Intangible assets include exploration and production rights. Exploration and production rights are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

(9)	Goodwill

Goodwill represents the excess of cost of business combination over the Group’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net asset acquired at the date of exchange.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3 (10)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Impairment of non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is an estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the assets remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in the income statement. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the higher of its individual fair value less costs to sell (if determinable) and the present value of expected future cash flows (if determinable).

Impairment losses for assets are not reversed.

(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, payables, loans, bonds payable and share capital, etc.

(a)	Recognition and measurement of financial assets and financial liabilities
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in income statement, the relevant transaction cost is recognised in the income statement. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

—Financial asset or financial liability with change in fair value recognised in the income statement (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in income statement.

—Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest rate method.

—Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are stated at amortised cost using the effective interest rate method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(a) Recognition and measurement of financial assets and financial liabilities (Continued)

—Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories. Investments in equity instruments that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are stated at cost.

Other than the above equity instrument investments whose the fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in the income statement. The cumulative gains and losses previously recognised in equity are transferred to the income statement when the available-for-sale financial assets are derecognised.

—Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(14)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

(b)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to income statement) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

—Receivables and held-to-maturity investments

Held-to-maturity investments are assessed for impairment on an individual basis. Receivables are assessed for impairment both on an individual basis and on a collective group basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in income statement.

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observative figures reflecting present economic conditions.

Impairment loss on receivables and held-to-maturity investments is reversed in the income statement if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

—Available-for-sale financial assets and other long-term equity investments

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ funds, are reversed and charged to income statement.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through income statement.

For other long-term equity investments (see Note 3(5)(c)), the amount of the impairment loss is stated as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(c)	Determination of fair value

Fair value of financial asset or financial liability is determined with reference to quoted market price in active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

(d)	Convertible bonds
Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

(e)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in income statement:

—the carrying amounts; and

—the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or part of financial liabilities are derecognised.

(f)	Equity instruments
An equity instrument is a contract that the holder of which entitles the Company’s residual assets.

The consideration received from the issue of equity instruments less transaction costs is recognised in share capital and capital reserve.

The consideration paid for the repurchase of the Company’s issued equity instruments plus the associated transaction costs is charged to the shareholders’ equity.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Employee benefits

Employee benefits include various payments and other related expenses paid in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

(a)	Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group participates in various defined contribution retirement plans organised by the respective divisions in municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans in accordance with the contribution rates and basis as defined by the municipal and provincial governments. The contributions are charged to the income statement on an accrual basis. When employees retire, the respective divisions are responsible for paying their basic retirement benefits. The Group does not have any other obligations in this respect.

(b)	Housing fund and other social insurance

In addition to retirement benefits, the Group makes contributions to housing fund and other social insurance such as basic medical insurance, unemployment insurance, work injury insurance and maternity insurance, etc. for its employees in accordance with the relevant rules and regulations. The Group makes monthly contributions to the housing fund and the above insurance based on the applicable rates based on the employees’ salaries. The contributions are charged to the income statement on an accrual basis.

(c)	Termination benefits

The Group recognises termination benefits if it decides to terminate an employee’s employment before the employment contract has expired, or makes an offer to an employee for voluntary redundancy. The termination benefits, which are the liabilities payable on termination, are recognised in the income statement when both of the following conditions have been satisfied:

—the Group has a detailed formal plan for the termination of employment or makes an offer to employees for voluntary redundancy, which will be implemented shortly; and

—the Group is not allowed to withdraw from the termination or voluntary redundancy being offered unilaterally.

(13)	Income tax
Current tax and deferred tax are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case, they are recognised in equity.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, and any adjustment to tax payable in respect of previous year.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

The amounts of deferred tax assets and liabilities are recognised based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted and relevant tax laws at the balance sheet date.

(14)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of future events, or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

3SIGNIFICANT ACCOUNTING POLICIES (Continued)

15)	(Revenue recognition

Revenue is the total inflow of economic benefits generated from the Group’s normal activities, which causes shareholders’ equity to increase but is unrelated to shareholder’s injection of capital. Revenue is recognised in the income statement when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

—the significant risks and rewards of ownership and title have been transferred to buyers

—the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sale of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

(b)	Revenues from rendering services

When the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are charged to the income statement when incurred, and revenues are not recognised.

(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(16)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are recorded at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(17)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(18)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in the income statement when incurred.

(19)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

(20)	Research and development costs
Research and development costs are recognised in the income statement when incurred.

(21)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(22)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3SIGNIFICANT ACCOUNTING POLICIES (Continued)

(23)	Related parties

Parties are considered to be related to the Group if the Group controls, jointly controls or exercises significant influence over another party, or vice versa, or where the Group and the party are subject to common control, joint control or significant influence from another party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. The Group’s related parties include but not limited to the following:

(a) the holding company of the Company;

(b) the subsidiaries of the Company;

(c) the parties that are subject to common control with the Company;

(d) investors which exercise joint control over the Group;

(e) investors which exercise significant influence over the Group;

(f) jointly controlled entities of the Group;

(g) associates of the Group;

(h) the major individual investors of the Group and a close family member of such individuals;

(i) the member of key management personnel of the Group, and a close family member of such individuals;

(j) the member of key management personnel of the Company’s holding company;

(k) close family member of key management personnel of the Company’s holding company; and

(l) an entity which is under control, joint control or significant influence of major individual investor, key management personnel or a close family of such individuals.

(24)	Segment reporting
A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

4	EXPLANATION ON CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

(1)	Changes in significant accounting policies
The Group adopts ASBE (2006) effective from 1 January 2007. Significant accounting policies are summarised in Note 3.

The Group has issued H-shares and the financial statements in prior years were reported by using the applicable PRC Accounting Rules and Regulations and the International Financial Reporting Standards (“IFRS”). Pursuant to the requirements of the “Opinions on the Implementation of the Accounting Standards for Business Enterprises” (the “Opinions”) and the “China Accounting Standards Bulletin No.1” (the “Bulletin No.1”), the Group, on the first day of adopting ASBE (2006), made retrospective adjustments to those items affected by the change in accounting policies according to the following principles.

Where the principles stipulated in ASBE (2006) differ from those of the applicable PRC Accounting Rules and Regulations and if the Group had already adopted these principles in preparing the financial statements in accordance with the IFRS in prior years, the Group, based on the information used in preparing the financial statements in accordance with IFRS, made retrospective adjustments to those items affected by the change in accounting policies. In addition, retrospective adjustments were made to other items in accordance with the related requirements of “ASBE 38 – First time adoption of Accounting Standards for Business Enterprises” and the Bulletin No.1.

Except for the retrospective adjustments made to the following items in accordance with the requirements of the Opinions, “ASBE 38 – First Time Adoption of Accounting Standards for Business Enterprises” and the Bulletin No.1, there were no other retrospective adjustments resulted from the change in accounting policies.

(a)	Capitalisation of general borrowing costs

Borrowing costs on general borrowings for the acquisition and construction of fixed assets, previously recognised in the income statement as incurred, are capitalised as part of the cost of the qualifying assets when the relevant conditions could be satisfied. Retrospective adjustments were made to the carrying amounts of the fixed assets and construction in progress as at 1 January 2007, resulting in an increase in retained profits.

(b)	Long-term equity investment differences

The excess of the initial investment cost of investment in jointly controlled entities and associates under equity method over the Group’s share of equity of the investee enterprise was amortised on a straight-line basis to the income statement. Under ASBE (2006), the excess of the initial investment cost of investment in jointly controlled entities and associates over the fair value of identifiable net asset acquired is no longer amortised. Retrospective adjustments were made to the equity investment differences by reversing the equity investment differences amortised in prior years, resulting in an increase in retained profits.

(c)	Disposal of oil and gas properties

Gains or losses on the retirement or disposal of an individual item of proved oil and gas property are not recognised unless the retirement or disposal encompasses an entire oil field. Retrospective adjustments are made to the losses on such item, which resulted in a corresponding increase in retained profits, net of depreciation.

4	EXPLANATION ON CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)Changes in significant accounting policies (Continued)

( d)	Change in fair value of available-for-sale financial assets

Investments in available-for-sale financial assets are adjusted to fair value which are based on the quoted price from active market as at 1 January 2007. Differences between the carrying amounts and fair value are adjusted retrospectively with a corresponding increase in equity.

(e)	Pre-operating expenditures

Pre-operating expenditures incurred during the start-up period was recorded in long-term deferred expenses. The whole amount of pre-operating expenditures was charged to the income statement when operations commence. Under the ASBE (2006), expenditures on start-up activities are recognised as an expense when they are incurred. The pre-operating expenditures incurred in prior years have been charged to retained profits.

(f)	Government grants

Asset-related government grants (excluding governmental capital injections for investment purposes), previously recognised in capital reserve once complied with the conditions attached, are recognised as deferred income and charged evenly to the income statements over the related assets’ useful lives. Retrospective adjustments have been made to asset-related government grants received in prior years which had been recognised in the capital reserve.

(g)	Debt restructuring
The benefits from debt restructuring which were recognised in capital reserve previously, are recognised as non-operating income.

(h)	Income tax
Due to retrospective adjustments made to above items (a) to (g), the Group adjusted the deferred tax effect as at 1 January 2007.

(i)	Unrecognised investment losses

The operating results of subsidiaries were included in the Group’s consolidated income statement to the extent that the subsidiaries’ accumulated losses do not result in their carrying amount being reduced below zero. Under ASBE (2006), the excess of subsidiaries’ accumulated loss over the carrying amount is borne by the holding company, unless stated in the articles of associations or agreement that the minority interest is liable and able to bear such losses. As at 1 January 2006 and 31 December 2006, unrecognised investment losses for prior years and for the year are adjusted to retained profits and net profit.

(j)	Minority interests

In accordance with ASBE (2006), minority interests are presented in the total shareholders’ equity, separately from the shareholders’ equity attributable to the equity shareholders of the Company, leading to an increase in total shareholders’ equity. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the net profit between minority interests and the equity shareholders of the Company.

(k)	Investments in subsidiaries

The Company’s investments in subsidiaries were accounted for using the equity method in prior years. According to the requirement of the Bulletin No.1, the Company’s investments in subsidiaries are accounted for using the cost method effective from the acquisition date. Retrospective adjustments made to the comparative figures of the Company’s financial statements did not have impact on the consolidated financial statements of the Group.

(l)	Investments in jointly controlled entities

Investments in jointly controlled entities, previously accounted for in the consolidated financial statements on a proportionate consolidation basis, are accounted for using the equity method. Retrospective adjustments made to the comparative figures did not have impact on the Group’s net profit and shareholders’ equity.

4	EXPLANATION ON CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (Continued)

(2)	Effects of changes in significant accounting policies
The effects of the above changes in significant accounting policies on the Group’s net profit for the year ended 31 December 2006 and the shareholders’ equity in prior years are summarised as follows:

	Note	Net profit for the year ended 31 December 2006 RMB millions	The Group Shareholders’ equity as at 31 December 2006 RMB millions	Shareholders’ equity as at 1 January 2006 RMB millions

Net profit and shareholders’ equity before adjustment		50,664	254,875	215,623
Capitalisation of general borrowing costs	4(1)(a)	525	2,636	2,111
Long-term equity investment differences	4(1)(b)	1,158	1,358	200
Disposals of oil and gas properties	4(1)(c)	(634)	620	1,254
Change in fair value of available-for-sale financial assets	4(1)(d)	—	38	—
Pre-operating expenditures	4(1)(e)	703	(64)	(759)
Government grants	4(1)(f)	12	(576)	(588)
Debt restructuring	4(1)(g)	486	—	—
Income tax	4(1)(h)	108	(994)	(1,106)
Unrecognised investment losses	4(1)(i)	(627)—	—
Minority interests	4(1)(j)	897	22,038	29,568
Total		2,628	25,056	30,680
Net profit and shareholders’ equity after adjustment		53,292	279,931	246,303

The effects of the above changes in significant accounting policies on the Company’s net profit for the year ended 31 December 2006 and the shareholders’ equity in prior years are summarised as follows:

	Note	Net profit for the year ended 31 December 2006 RMB millions	The Company Shareholders’ equity as at 31 December 2006 RMB millions	Shareholders’ equity as at 1 January 2006 RMB millions

Net profit and shareholders’ equity before adjustment		50,151	256,432	216,866
Capitalisation of general borrowing costs	4(1)(a)	525	2,636	2,111
Long-term equity investment differences	4(1)(b)	1,158	1,358	200
Disposals of oil and gas properties	4(1)(c)	(634)	620	1,254
Change in fair value of available-for-sale financial assets	4(1)(d)	—	38	—
Pre-operating expenditures	4(1)(e)	703	(64)	(759)
Government grants	4(1)(f)	12	(576)	(588)
Income tax	4(1)(h)	108	(994)	(1,106)
Unrecognised investment losses	4(1)(i)	(141)	(735)	(594)
Investments in subsidiaries	4(1)(k)	5,761	(42,743)	(47,784)
Total		7,492	(40,460)	(47,266)
Net profit and shareholders’ equity after adjustment		57,643	215,972	169,600

In accordance with Note 4(1), the Group and the Company made retrospective adjustments to the balance sheet items as at 31 December 2006 and reclassified the balance sheet items as at 31 December 2006 in accordance to the requirements of “ASBE 38 – First Time Adoption of Accounting Standards for Business Enterprises”.

5	TAXATION
Major types of tax applicable to the Group and the Company are income tax, consumption tax, resources tax, value added tax and special oil income levy.

On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is reduced from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15%, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

Consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne respectively. The consumption tax on jet fuel oil is temporarily exempted while others are temporarily imposed on 30% of the taxable amounts. Effective from 1 January 2008, whole amount of consumption tax was imposed on naphtha, solvent oil, lubricant oil and fuel oil.

Resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metre respectively.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

With effective from 26 March 2006, the Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The branches and subsidiaries granted with tax concession are set out below:

Name of branches and subsidiaries	Preferential tax rate	Reasons for granting concession

Sinopec National Star Xinan Branch	15%	Tax preferential policy in the western part of China
Sinopec National Star Xibei Branch	15%	Tax preferential policy in the western part of China
Tahe Oilfield Petrochemical Factory	15%	Tax preferential policy in the western part of China
Sinopec Yangzi Petrochemical Company Limited	15%	High technology enterprise
Sinopec Zhongyuan Petroleum Company Limited	15%	High technology enterprise
Petro-CyberWorks Information Technology Company Limited	15%	High technology enterprise
Zhanjiang Dongxing Petrochemical Company Limited	15%	Foreign investment enterprise
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

6	CASH AT BANK AND IN HAND

The Group

	Original currency millions	2007 Exchange rates	RMB millions	Original currency millions	2006 Exchange rates	RMB millions

Cash in hand
Renminbi			108			15
Cash at bank
Renminbi			6,846			6,201
US Dollars	103	7.3046	754	92	7.8087	721
Hong Kong Dollars	323	0.9364	302	27	1.0047	27
Japanese Yen	172	0.0641	11	259	0.0656	17
Euro	—	10.6669	5	2	10.2665	23
			8,026			7,004
Deposits at related parties
Renminbi			338			693
US Dollars	—	—	—	—	7.8087	1
Total cash at bank and in hand			8,364			7,698

The Company

	Original currency millions	2007 Exchange rates	RMB millions	Original currency millions	2006 Exchange rates	RMB millions

Cash in hand
Renminbi			24			5
Cash at bank
Renminbi			2,947			2,745
US Dollars	1	7.3046	4	—	7.8087	1
			2,975			2,751
Deposits at related parties
Renminbi			130			231
US Dollars	—	—	—	—	7.8087	1
Total cash at bank and in hand			3,105			2,983

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated based on market rate.

 At 31 December 2007, time deposits with financial institutions of the Group and the Company amounted to RMB 668 million (2006: RMB 635 million) and RMB 26 million (2006: RMB 220 million), respectively.

7	BILLS RECEIVABLE
Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2007, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 5,570 million and RMB 4,424 million, respectively, all of which are due before 30 June 2008.

8	TRADE ACCOUNTS RECEIVABLE

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions

Amounts due from subsidiaries	—	—	9,378	5,570
Amounts due from Sinopec Group Company and fellow subsidiaries	2,240	2,572	680	923
Amounts due from associates and jointly controlled entities	1,750	1,402	1,445	385
Amounts due from others	21,839	14,515	4,407	4,622
	25,829	18,489	15,910	11,500
Less: Allowance for doubtful accounts	2,882	3,345	2,363	2,668
Total	22,947	15,144	13,547	8,832

Ageing analysis on trade accounts receivable is as follows:

The Group
	2007				2006
	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %

Within one year	22,757	88.1	85	0.4	14,986	81.1	94	0.6
Between one and two years	253	1.0	97	38.3	295	1.6	126	42.7
Between two and three years	402	1.6	309	76.9	242	1.3	186	76.9
Over three years	2,417	9.3	2,391	98.9	2,966	16.0	2,939	99.1
Total	25,829	100.0	2,882		18,489	100.0	3,345

	The Company
	2007				2006
	Amt RMB millions	Percentage of total accounts receivable %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total accounts receivable	Allowance RMB millions	Percentage of allowance to accounts receivable balance %

Within one year	13,382	84.1	36	0.3	8,655	75.3	47	0.5
Between one and two years	169	1.1	51	30.2	219	1.9	61	27.9
Between two and three years	206	1.3	145	70.4	144	1.3	101	70.1
Over three years	2,153	13.5	2,131	99.0	2,482	21.5	2,459	99.1
Total	15,910	100.0	2,363		11,500	100.0	2,668

At 31 December 2007 and 2006, the total amounts of the top five trade accounts receivable of the Group are set out below:

	2007	2006

Total amount (RMB millions)	7,598	3,374
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of trade accounts receivable	29.4%	18.2%

At 31 December 2007, the Group’s and the Company’s trade accounts receivable due from related parties amounted to RMB 3,990 million and RMB 11,503 million (2006: RMB 3,974 million and RMB 6,878 million), representing 15.4% and 72.3% (2006: 21.5% and 59.8%) of the total trade accounts receivable.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

During the years ended 31 December 2007 and 2006, the Group and the Company had no individually significant trade accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the years ended 31 December 2007 and 2006, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2007 and 2006, the Group and the Company had no individually significant trade accounts receivable that aged over three years.

9	OTHER RECEIVABLES

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions

Amounts due from subsidiaries	—	—	8,689	3,592
Amounts due from Sinopec Group Company and fellow subsidiaries	6,438	3,443	5,819	1,784
Amounts due from associates and jointly controlled entities	313	308	230	284
Amounts due from others	8,147	10,683	6,875	6,482
	14,898	14,434	21,613	12,142
Less: Allowance for doubtful accounts	3,076	3,479	3,404	3,699
Total	11,822	10,955	18,209	8,443

Ageing analysis of other receivables is as follows:

	The Group
	2007				2006
	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance to other receivables balance %

Within one year	8,779	58.9	46	0.5	7,603	52.7	25	0.3
Between one and two years	1,707	11.5	44	2.6	1,751	12.1	49	2.8
Between two and three years	497	3.3	133	26.8	398	2.8	296	74.4
Over three years	3,915	26.3	2,853	72.9	4,682	32.4	3,109	66.4
Total	14,898	100.0	3,076		14,434	100.0	3,479

	The Company
	2007				2006
	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance to accounts receivable balance %	Amount RMB millions	Percentage of total other receivables %	Allowance RMB millions	Percentage of allowance to other receivables balance %

Within one year	16,501	76.3	16	0.1	6,152	50.7	9	0.1
Between one and two years	482	2.2	28	5.8	566	4.6	31	5.5
Between two and three years	312	1.4	39	12.5	254	2.1	41	16.1
Over three years	4,318	20.1	3,321	76.9	5,170	42.6	3,618	70.0
Total	21,613	100.0	3,404		12,142	100.0	3,699

At 31 December 2007 and 2006, the total amounts of the top five other receivables of the Group are set out below:

	2007	2006

Total amount (RMB millions)	6,398	1,885
Ageing	From within	From within
	one year to	one year to
	over three years	over three years
Percentage to the total balance of other receivables	42.9%	13.1%

At 31 December 2007, the Group’s and the Company’s other receivables due from related parties amounted to RMB 6,751 million and RMB 14,738 million (2006: RMB 3,751 million and RMB 5,660 million), representing 45.3% and 68.2% (2006: 26.0% and 46.6%) of the total of other receivables.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the years ended 31 December 2007 and 2006, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the years ended 31 December 2007 and 2006, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2007 and 2006, except for the current account with Sinopec Group Company, the Group and the Company had no individually significant other receivables that aged over three years.

10	ADVANCE PAYMENTS

All advance payments are aged within one year.

Except for the balances disclosed in Note 46, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

11	OTHER RECEIVABLES

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions

Raw materials	70,756	56,055	37,886	28,972
Work in progress	11,823	9,853	8,001	5,061
Finished goods	35,040	25,716	22,652	17,574
Spare parts and consumables	3,002	4,159	1,683	2,866
	120,621	95,783	70,222	54,473
Less: Provision for diminution in value of inventories	4,572	871	4,321	469
	116,049	94,912	65,901	54,004

Provision for diminution in value of inventories is mainly against raw materials. For the year ended 31 December 2007, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of inventories of the refining segment were higher than their net realisable value.

12	LONG-TERM EQUITY INVESTMENTS

     The Group

	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairments losses RMB millions	Total RMB millions

Balance at 1 January 2007	9,236	12,147	2,477	(316)	23,544
Additions for the year	2,572	1,399	249	—	4,220
Share of profits less losses from investments
accounted for under the equity method	2,707	4,048	—	—	6,755
Dividends receivable / received	(1,792)	(626)	—	—	(2,418)
Disposals for the year	—	(103)	(674)	—	(777)
Movement of provision for impairment losses	—	—	—	11	11
Balance at 31 December 2007	12,723	16,865	2,052	(305)	31,335

The Company

	Investments in subsidiaries RMB millions	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairments losses RMB millions	Total RMB millions

Balance at 1 January 2007	71,088	6,316	8,139	1,083	(112)	86,514
Additions for the year	8,946	—	1,203	248	—	10,397
Share of profits less losses from investments
accounted for under the equity method	—	1,925	3,567	—	—	5,492
Dividends receivable/received	—	(1,201)	(271)	—	—	(1,472)
Disposals for the year	—	—	(36)	(181)	—	(217)
Acquired equity interests in subsidiaries (Note)	(14,924)	—	—	—	—	(14,924)
Movement of provision for impairment losses	—	—	—	—	(6)	(6)
Balance at 31 December 2007	65,110	7,040	12,602	1,150	(118)	85,784

Note:
During the year ended 31 December 2007, the Company acquired all the assets and liabilities of Sinopec Qilu Petrochemical Company Limited and Sinopec Shijiazhuang Refining Chemical Company Limited. The above companies no longer existed as at 31 December 2007.

Details of the Company’s principal subsidiaries are set out in Note 48.

12 LONG-TERM EQUITY INVESTMENTS At 31 December 2007, principal associates of the Group and the Company are as follows: (Continued)

		Percentage	Percentage
		of equity/	of equity/voting
		voting right	right held by
	Registered capital/	held by the	the Company’s
Name of associates	paid-up capital	Company	subsidiaries	Principal activities
		%	%

Sinopec Finance	Registered capital	49.00	—	Provision of non-banking
Company Limited	RMB 6,000,000,000			financial services
China Aviation Oil Supply	Registered capital	—	29.00	Marketing and distribution of
Company Limited	RMB 3,800,000,000			refined petroleum products
Shanghai Petroleum	Registered capital	30.00	—	Exploration and production of
National Gas Corporation	RMB 900,000,000			crude oil and natural gas
Shanghai Chemical Industry Park	Registered capital	—	38.26	Planning, development and operation
Development Company Limited	RMB 2,372,439,000			of the Chemical Industry Park
				in Shanghai, the PRC
China Shipping & Sinopec Suppliers Company Limited	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products

Sinopec Shandong Taishan	480,793,320 ordinary	24.57	—	Sale of petroleum products and
Petroleum Company Limited	shares of RMB 1.00 each			decoration of service gas stations

At 31 December 2007, details of principal associates of the Group and the Company are as follows:

			Share of profits accounted for under the equity method RMB millions	Dividends receivable/ received RMB millions	Balance at 31 December 2007 RMB millions

	Initial investment cost RMB millions	Balance at 1 January 2007 RMB millions

Name of associates

Sinopec Finance Company Limited	2,712	3,259	3,200	—	6,459
China Aviation Oil Supply Company Limited	1,102	1,155	157	(62)	1,250
Shanghai Petroleum National Gas Corporation	300	1,014	163	(180)	997
Shanghai Chemical Industry Park
Development Company Limited	608	911	19	(3)	927
China Shipping & Sinopec Suppliers
Company Limited	438	524	40	(26)	538
Sinopec Shandong Taishan Petroleum
Company Limited	124	343	24	(11)	356

At 31 December 2007, the Group’s and the Company’s principal interests in jointly controlled entities are as follows:

			Percentage of
		Percentage of	equity/voting
		equity/voting	right held by
	Registered capital/	right held by	the Company’s
Name of jointly controlled entities	paid-up capital	the Company	subsidiaries	Principal activities
	%	%

Shanghai Secco Petrochemical Company Limited	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of
BASF-YPC Company Limited	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Yueyang Sinopec and Shell Coal	Registered capital	50.00	—	Manufacturing and distribution
Gasification Company Limited	USD 45,588,700			of industrial gas
Fujian Refining and Petrochemical	Registered capital	—	50.00	Manufacturing of intermediate
Company Limited	USD 1,654,351,000			petrochemical products and petroleum products

12	LONG-TERM EQUITY INVESTMENTS (Continued)
At 31 December 2007, details of principal jointly controlled entities of the Group and the Company are as follows:

	Initial investment cost RMB millions	Balance at 1 January 2007 RMB millions	Additions for the year RMB millions	Share of profits/(losses) accounted for under the equity method RMB millions	Dividends receivable/ received RMB millions	Balance at 31 December 2007 RMB millions

Name of jointly controlled entities

Shanghai Secco Petrochemical Company Limited	3,517	4,365	—	1,479	(955)	4,889
BASF-YPC Company Limited	3,722	4,698	—	1,527	(837)	5,388
Yueyang Sinopec and Shell Coal Gasification
Company Limited	189	173	—	(95	—	78
Fujian Refining and Petrochemical Company Limited	2,572	—	2,572	(204	—	2,368
		9,236	2,572	2,707	(1,792)	12,723

The Group’s effective interest share of the jointly controlled entities’ net assets, operating revenue and net profit are as follows:

	2007	2006
	RMB millions	RMB millions

Net assets	12,723	9,236
Operating revenue	23,085	17,323
Net profit	2,707	2,396

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the year ended 31 December 2007, the Group and the Company had no individually significant long-term investments which had been provided for impairment losses.

13	FIXED ASSETS

The Group - by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2007	254,466	151,956	85,428	176,080	4,869	672,799
Additions for the year	2,132	506	289	269	247	3,443
Transferred from construction in progress	35,851	10,768	5,726	6,244	1,316	59,905
Acquisition of subsidiaries (ii)	—	—	2,474	—	—	2,474
Reclassification	(7)	(78)	94	(9	—	—
Disposals	(392)	(1,027)	(1,511)	(1,425)	(207)	(4,562)
Contributed to a jointly controlled entity	—	(4,317)	—	—	—	(4,317)
Reclassification to other assets	—	(322)	(1,345)	(35)	(27)	(1,729)
Balance at 31 December 2007	292,050	157,486	91,155	181,124	6,198	728,013
Accumulated depreciation:
Balance at 1 January 2007	132,335	69,233	15,905	101,157	1,837	320,467
Depreciation charge for the year	18,083	8,899	5,788	8,734	634	42,138
Acquisition of subsidiaries (ii)	—	—	916	—	—	916
Reclassification	131	(204)	82	(9	—	—
Written back on disposals	(116)	(385)	(749	(983	(93	(2,326
Contributed to a jointly controlled entity	—	(3,078	—	—	—	(3,078
Reclassification to other assets	—	—	(190	—	—	(190
Balance at 31 December 2007	150,433	74,465	21,752	108,899	2,378	357,927
Provision for impairment losses:
Balance at 1 January 2007	1,171	24	1,151	3,746	—	6,092
Additions for the year	964	916	1,194	318	—	3,392
Written off for the year	(24	(46	(295	(181	—	(546
Balance at 31 December 2007	2,111	894	2,050	3,883	—	8,938

Net book value:
Balance at 31 December 2007	139,506	82,127	67,353	68,342	3,820	361,148
Balance at 1 January 2007	120,960	82,699	68,372	71,177	3,032	346,240

13	FIXED ASSETS (Continued)

The Company – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2007	221,434	108,247	74,935	87,218	3,269	495,103
Additions for the year	2,060	418	137	105	228	2,948
Transferred from construction in progress	31,785	8,907	5,362	3,069	628	49,751
Transferred from subsidiaries	—	18,340	429	18,080	—	36,849
Transferred to subsidiaries	—	—	(881	—	—	(881
Reclassification	(7	(101	117	(9	—	—
Disposals	(50	(371	(1,556	(586	(59	(2,622
Reclassification to other assets	—	(60	(1,192	(36	—	(1,288
Balance at 31 December 2007	255,222	135,380	77,351	107,841	4,066	579,860
Accumulated depreciation:
Balance at 1 January 2007	113,943	52,037	14,994	48,693	1,227	230,894
Depreciation charge for the year	16,672	7,050	5,170	5,102	509	34,503
Transferred from subsidiaries	—	8,673	25	10,148	—	18,846
Transferred to subsidiaries	—	—	(130	—	—	(130
Reclassification	(6	(65	81	(10	—	—
Written back on disposals	(42	(282	(656	(415	(14	(1,409
Reclassification to other assets	—	—	(103	—	—	(103
Balance at 31 December 2007	130,567	67,413	19,381	63,518	1,722	282,601
Provision for impairment losses:
Balance at 1 January 2007	1,089	13	1,122	2,204	—	4,428
Additions for the year	957	908	1,118	102	—	3,085
Written off for the year	(4	(45	(290	(159	—	(498
Transferred from subsidiaries	—	—	—	162	—	162
Balance at 31 December 2007	2,042	876	1,950	2,309	—	7,177

Net book value:
Balance at 31 December 2007	122,613	67,091	56,020	42,014	2,344	290,082

Balance at 1 January 2007	106,402	56,197	58,819	36,321	2,042	259,781

13	FIXED ASSETS (Continued)

          The Group - by asset class

			Oil
			depots,	Plant,
			storage	machinery,
		Oil	tanks and	equipment,
	Land and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2007	46,062	231,795	90,249	304,693	672,799
Additions for the year	199	2,029	370	845	3,443
Transferred from construction in progress	684	33,423	7,289	18,509	59,905
Acquisition of subsidiaries (ii)	1,423	—	949	102	2,474
Reclassification	349	(7)	(446)	104	—
Disposals	(364)	—	(1,411)	(2,787)	(4,562)
Contributed to a jointly controlled entity	(749)	—	—	(3,568)	(4,317)
Reclassification to other assets	(1,304)	—	—	(425)	(1,729)
Balance at 31 December 2007	46,300	267,240	97,000	317,473	728,013
Accumulated depreciation:
Balance at 1 January 2007	22,051	122,686	16,866	158,864	320,467
Depreciation charge for the year	1,740	16,226	4,409	19,763	42,138
Acquisition of subsidiaries (ii)	472	—	350	94	916
Reclassification	788	(66)	317	(1,039)	—
Written back on disposals	(187)	—	(566)	(1,573)	(2,326)
Contributed to a jointly controlled entity	(448)	—	—	(2,630)	(3,078)
Reclassification to other assets	(189)	—	—	(1)	(190)
Balance at 31 December 2007	24,227	138,846	21,376	173,478	357,927
Provision for impairment losses:
Balance at 1 January 2007	523	1,152	1,002	3,415	6,092
Additions for the year	337	920	961	1,174	3,392
Reclassification	(52)	—	154	(102)	—
Written off for the year	(48)	—	(190)	(308)	(546)
Balance at 31 December 2007	760	2,072	1,927	4,179	8,938

Net book value:
Balance at 31 December 2007	21,313	126,322	73,697	139,816	361,148

Balance at 1 January 2007	23,488	107,957	72,381	142,414	346,240

13	FIXED ASSETS (Continued)

The Company – by asset class

			Oil
			depots,	Plant,
			storage	machinery,
		Oil	tanks and	equipment,
	Land and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2007	27,784	204,845	78,784	183,690	495,103
Additions for the year	196	1,956	290	506	2,948
Transferred from construction in progress	549	29,947	5,587	13,668	49,751
Transferred from subsidiaries	3,555	—	1,894	31,400	36,849
Transferred to subsidiaries	(47)	—	(807)	(27)	(881)
Reclassification	811	—	663	(1,474)	—
Disposals	(258)	(21)	(1,178)	(1,165)	(2,622)
Reclassification to other assets	(1,186)	—	—	(102)	(1,288)
Balance at 31 December 2007	31,404	236,727	85,233	226,496	579,860
Accumulated depreciation:
Balance at 1 January 2007	12,219	106,192	15,453	97,030	230,894
Depreciation charge for the year	1,046	14,799	3,846	14,812	34,503
Transferred from subsidiaries	1,541	—	697	16,608	18,846
Transferred to subsidiaries	—	—	(127)	(3)	(130)
Reclassification	(316)	(3)	624	(305)	—
Written back on disposals	(133)	(19)	(462)	(795)	(1,409)
Reclassification to other assets	(102)	—	—	(1)	(103)
Balance at 31 December 2007	14,255	120,969	20,031	127,346	282,601
Provision for impairment losses:
Balance at 1 January 2007	404	1,089	1,020	1,915	4,428
Additions for the year	276	919	906	984	3,085
Reclassification	(52)	—	154	(102)	—
Written off for the year	(42)	—	(190)	(266)	(498)
Transferred from subsidiaries	—	—	—	162	162
Balance at 31 December 2007	586	2,008	1,890	2,693	7,177

Net book value:
Balance at 31 December 2007	16,563	113,750	63,312	96,457	290,082

Balance at 1 January 2007	15,161	97,564	62,311	84,745	259,781

Note:

(i)
The additions in the exploration and production segment and oil and gas properties of the Group and the Company for the year ended 31 December 2007 included RMB 1,976 million and RMB 1,934 million, respectively, relating to the estimated dismantlement costs for site restoration recognised during the year.

(ii)	During the year ended 31 December 2007, the Group acquired the entire equity interests of certain gas stations companies incorporated in Hong Kong (“Hong Kong gas stations”) (Note 16).

 At 31 December 2007, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 141 million (2006: RMB 288 million) and RMB 31 million (2006: RMB 75 million), respectively.

The factors resulting in provision for impairment losses of RMB 964 million (2006: RMB 327 million) for the year ended 31 December 2007 in the exploration and production segment of the Group were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these oil and gas properties were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Provision for impairment losses recognised on fixed assets of the refining and chemicals segment of the Group of RMB 916 million (2006: RMB nil) and RMB 318 million (2006: RMB 250 million) for the year ended 31 December 2007 relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the provision for impairment losses of the refining and chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price of relevant goods.

 Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of the Group of RMB 1,194 million (2006: RMB 23 million) for the year ended 31 December 2007 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 31 December 2007 and 2006, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2007 and 2006, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

14	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2007	16,420	15,448	10,416	7,017	3,699	53,000
Additions for the year	60,135	22,209	10,448	16,025	2,873	111,690
Contributed to a jointly controlled entity	—	(601)	—	—	—	(601)
Dry hole costs written off	(6,060)	—	—	—	—	(6,060)
Transferred to fixed assets	(35,851)	(10,768)	(5,726)	(6,244)	(1,316)	(59,905)
Reclassification to other assets	(203)	(144)	(2,098)	(54)	(20)	(2,519)
Balance at 31 December 2007	34,441	26,144	13,040	16,744	5,236	95,605
Provision for impairment losses:
Additions for the year	—	(154)	(43)	—	—	(197)
Balance at 31 December 2007	—	(154)	(43)	—	—	(197)
Net book value:
Balance at 31 December 2007	34,441	25,990	12,997	16,744	5,236	95,408
Balance at 1 January 2007	16,420	15,448	10,416	7,017	3,699	53,000

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2007 by the Group ranged from 3.6% to 7.1% (2006: 3.6% to 6.1%).

At 31 December 2007, major construction projects of the Group are as follows:

	Budgeted amount RMB millions	Balance at 1 January 2007 RMB millions	Additions for the year RMB millions	Balance at 31 December 2007 RMB millions	Percentage of completion	Source of funding	Accumulated interest capitalised at 31 December 2007 RMB millions

Project name

Sichuan Natural Gas	22,261	1,931	9,224	11,155	50%	Bank loans & self-financing	89
Pipeline Project
1,000,000 tonnes per year	26,846	1,109	4,264	5,373	20%	Bank loans & self-financing	44
Ethylene Construction Project
15,000 million cubic per year	30,980	1,883	7,613	9,496	31%	Bank loans & self-financing	51
Natural Gas Capacity Improvement Project
Qingdao Refinery Construction Project	12,499	3,151	6,625	9,776	78%	Bank loans & self-financing	220

Caofeidian Imported Crude Oil Port Project	3,058	400	2,300	2,700	88%	Bank loans & self-financing	83

The Company

	Exploration and production RMB millions		Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions
		Refining RMB millions

Cost/valuation:
Balance at 1 January 2007	11,798	12,569	8,957	4,644	3,042	41,010
Additions for the year	60,203	12,973	8,354	11,896	2,839	96,265
Transferred from subsidiaries	—	224	(181	375	—	418
Dry hole costs written off	(5,956	—	—	—	—	(5,956
Transferred to fixed assets	(31,785	(8,907	(5,362	(3,069	(628	(49,751
Reclassification to other assets	(12	(104	(884	(51	(20	(1,071
Balance at 31 December 2007	34,248	16,755	10,884	13,795	5,233	80,915
Provision for impairment losses:
Additions for the year	—	(154	(41	—	—	(195
Balance at 31 December 2007	—	(154	(41	—	—	(195
Net book value:
Balance at 31 December 2007	34,248	16,601	10,843	13,795	5,233	80,720
Balance at 1 January 2007	11,798	12,569	8,957	4,644	3,042	41,010

The interest rates per annum at which borrowing costs were capitalised for the year ended 31 December 2007 by the Company ranged from 3.6% to 7.1% (2006: 3.6% to 6.1%).

15	INTANGIBLE ASSETS

The Group

				Exploration and production right RMB millions
		Computer software license RMB millions	Technical know-how RMB millions
	Land use right RMB millions
					Others RMB millions	Total RMB millions

Cost:
Balance at 1 January 2007	4,835	1,121	2,900	3,163	948	12,967
Additions for the year	779	242	29	—	1,415	2,465
Acquisition of subsidiaries	1,735	—	—	—	—	1,735
Other transfer in	3,469	19	19	—	186	3,693
Disposals	(184	—	(66	—	(34	(284
Balance at 31 December 2007	10,634	1,382	2,882	3,163	2,515	20,576
Accumulated Amortisation:
Balance at 1 January 2007	695	739	1,351	702	215	3,702
Amortisation charge for the year	304	209	284	117	332	1,246
Acquisition of subsidiaries	213	—	—	—	—	213
Other transfer in	260	—	—	—	1	261
Written back on disposals	(12	—	(53	—	(13	(78
Balance at 31 December 2007	1,460	948	1,582	819	535	5,344
Net book value:
Balance at 31 December 2007	9,174	434	1,300	2,344	1,980	15,232
Balance at 1 January 2007	4,140	382	1,549	2,461	733	9,265

Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. At 31 December 2007, the remaining amortisation period of the exploration and production right was 20 years.

The Company

				Exploration
		Computer		and
	Land use	software	Technical	production
	right	license	know-how	right	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2007	2,662	918	2,134	3,163	422	9,299
Additions for the year	281	228	23	—	1,124	1,656
Transferred from subsidiaries	263	7	621	—	1	892
Other transfer in	2,058	12	19	—	114	2,203
Disposals	(39	—	—	—	(33	(72
Balance at 31 December 2007	5,225	1,165	2,797	3,163	1,628	13,978
Accumulated Amortisation:
Balance at 1 January 2007	84	629	1,028	702	32	2,475
Amortisation charge for the year	100	179	243	117	100	739
Transferred from subsidiaries	54	4	301	—	—	359
Other transfer in	102	—	—	—	1	103
Written back on disposals	(7	—	—	—	(13	(20
Balance at 31 December 2007	333	812	1,572	819	120	3,656
Net book value:
Balance at 31 December 2007	4,892	353	1,225	2,344	1,508	10,322
Balance at 1 January 2007	2,578	289	1,106	2,461	390	6,824

Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. At 31 December 2007, the remaining amortisation period of the exploration and production right was 20 years.

16	GOODWILL

The Group
2007
RMB millions

Balance at 1 January	14,525
Additions for the year	1,328
Disposals for the year	(163
Balance at 31 December	15,690
Less: Impairment losses	—
Net balance at 31 December	15,690

Goodwill is allocated to the following Group’s cash-generating units:

	2007	2006
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	2,737
Sinopec Zhongyuan Petroleum Company Limited (“Sinopec Zhongyuan”)	1,500	1,500
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	1,361
Hong Kong gas stations	1,004	—
Multiple units without individually significant goodwill	1,729	1,568
	15,690	14,525

During the year ended 31 December 2005, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Sinopec Beijing Yanshan Petrochemical Company Limited from minority interests shareholders at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) was RMB 1,157 million.

During the year ended 31 December 2006, the Group acquired additional equity interests in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic of 28.7%, 17.7%, 14.8%, 28.5% and 71.4%, respectively. The Company acquired these additional equity interests to reduce management layers and improve the efficiency of the production, management and sales of the Group as a whole. The total consideration paid by the Group was approximately RMB 21,971 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic were RMB 4,043 million, RMB 2,159 million, RMB 2,737 million, RMB 1,500 million and RMB 1,361 million, respectively.

During the year ended 31 December 2007, the Group acquired the entire equity interests of Hong Kong gas stations. The Group acquired Hong Kong gas stations to achieve economy of scale on marketing and distribution of refined petroleum products in Hong Kong. The total consideration paid by the Group was approximately RMB 3,898 million which was settled in cash. The excess of cost of purchase over the fair value of the underlying assets and liabilities acquired was RMB 1,004 million.

The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan, Dynamic and Hong Kong gas stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 13.9% to 16.9%. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and its expectation of the trend of international crude oil prices. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	LONG-TERM DEFERRED EXPENSES
Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

18	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	2007	2006	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,836	3,527	—	—	3,836	3,527
Accruals	2,613	865	—	—	2,613	865
Non-current
Fixed assets	2,705	2,213	(1,376)	(1,016)	1,329	1,197
Tax value of losses carried forward	176	105	—	—	176	105
Available-for-sale financial assets	—	—	(116)	(4)	(116)	(4)
Embedded derivative component of convertible bonds	803	—	—	—	803	—
Others	59	50	—	—	59	50
Deferred tax assets/(liabilities)	10,192	6,760	(1,492)	(1,020)	8,700	5,740

The Company

	Assets		Liabilities		Net balance
	2007	2006	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,709	3,334	—	—	3,709	3,334
Accruals	2,594	814	—	—	2,594	814
Non-current
Fixed assets	2,259	1,674	(584)	(972)	1,675	702
Embedded derivative component of convertible bonds	803	—	—	—	803	—
Others	53	17	—	—	53	17
Deferred tax assets/(liabilities)	9,418	5,839	(584)	(972)	8,834	4,867

Movements in the deferred tax assets and liabilities are as follows:

The Group

	Balance at 1 January2007 RMB millions	Recognised in consolidated income statement RMB millions	Acquisitions of subsidiaries RMB millions	Recognised in capital reserve RMB millions	Balance at 31 December 2007 RMB millions

Current
Receivables and inventories	3,527	309	—	—	3,836
Accruals	865	1,748	—	—	2,613
Non-current
Fixed assets	1,197	179	(47)	—	1,329
Tax value of losses carried forward	105	71	—		176
Available-for-sale financial assets	(4)	—	—	(112)	(116)
Embedded derivative component of convertible bonds	—	803	—	—	803
Others	50	9	—	—	59
Net deferred tax assets/(liabilities)	5,740	3,119	(47)	(112)	8,700

The Company

	Balance at 1 January 2007 RMB millions	Recognised in income statement RMB millions	Transferred from subsidiaries RMB millions	Balance at 31 December 2007 RMB millions

Current
Receivables and inventories	3,334	315	60	3,709
Accruals	814	1,755	25	2,594
Non-current
Fixed assets	702	933	40	1,675
Embedded derivative component of convertible bonds	—	803	—	803
Others	17	34	2	53
Net deferred tax assets	4,867	3,840	127	8,834

19	IMPAIRMENT LOSSES
At 31 December 2007, impairment losses of the Group are analysed as follows:

		Balance at				Balance at
		1 January	Provision for	Written back	Written off	31 December
	Note	2007	the year	for the year	for the year	2007
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included: Trade accounts receivable	8	3,345	295	(204)	(554)	2,882
Other receivables	9	3,479	143	(251)	(295)	3,076
		6,824	438	(455)	(849)	5,958
Provision for diminution in value of inventories	11	871	3,962	(131)	(130)	4,572
Long-term equity investment	12	316	55	—	(66)	305
Fixed assets	13	6,092	3,392	—	(546)	8,938
Construction in progress	14	—	197	—	—	197
Total		14,103	8,044	(586)	(1,591)	19,970

At 31 December 2007, impairment losses of the Company are analysed as follows:

		Balance at 1 January 2007 RMB millions	Provision for the year RMB millions	Written back for the year RMB millions	Written off for the year RMB millions	Transferred from subsidiaries RMB millions	Balance at 31 December 2007 RMB millions

	Note

Allowance for doubtful accounts
Included: Trade accounts receivable	8	2,668	205	(154)	(457)	101	2,363
Other receivables	9	3,699	121	(178)	(268)	30	3,404
		6,367	326	(332)	(725)	131	5,767
Provision for diminution in value of inventories	11	469	3,949	(98)	(87)	88	4,321
Long-term equity investment	12	112	46	—	(40)	—	118
Fixed assets	13	4,428	3,085	—	(498)	162	7,177
Construction in progress	14	—	195	—	—	—	195
Total		11,376	7,601	(430)	(1,350)	381	17,578

See the note of each class of assets for the reason for its impairment losses recognised in the current year.

20	SHORT-TERM LOANS
The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	21,294	29,264	7,429	15,045
Loans from Sinopec Group Company and fellow subsidiaries	15,660	6,461	14,523	806
Total	36,954	35,725	21,952	15,851

The Group’s and the Company’s weighted average interest rates per annum on short-term loans were 5.4% (2006: 5.2%) and 5.4% (2006: 4.7%) respectively at 31 December 2007. The majority of the above loans are by credit.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2007 and 2006, the Group and the Company had no significant overdue short-term loan.

21	BILLS PAYABLE
Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally within one year.

22	TRADE ACCOUNTS PAYABLE
Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

At 31 December 2007 and 2006, the Group and the Company had no individually significant trade accounts payable aged over one year.

23	RECEIPTS IN ADVANCE
Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

At 31 December 2007 and 2006, the Group and the Company had no individually significant receipts in advance aged over one year.

24	STAFF COSTS PAYABLE
At 31 December 2007 and 2006, the Group’s and the Company’s staff costs payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Value-added tax	(2,828)	(1,199)	(2,351)	(591)
Consumption tax	2,018	1,881	1,592	1,362
Income tax	10,479	9,211	8,979	7,162
Special oil income levy	4,508	1,169	4,211	1,041
Resources tax	1,327	1,782	1,176	1,741
Other taxes	2,058	1,779	1,776	1,218
Total	17,562	14,623	15,383	11,933

26	OTHER CREDITORS
At 31 December 2007 and 2006, the Group’s and the Company’s other creditors primarily represented payables for constructions.

Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

At 31 December 2007 and 2006, the Group and the Company had no individually significant other creditors aged over three years.

At 31 December 2007, the Group has entered into certain non-cancellable purchase commitment contracts of crude oil for delivery in 2008. Due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, the Group has determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 6,700 million was recognised in accordance with the policy set out in Note 3(14).

27	CURRENT PORTION OF LONG-TERM LOANS
The Group’s and the Company’s current portion of long-term loans represent:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
— Renminbi loans	11,659	13,909	11,073	12,443
— Japanese Yen loans	356	526	356	526
— US Dollar loans	218	831	175	314
— Euro loans	26	25	26	25

	12,259	15,291	11,630	13,308

Long-term other loans
— Renminbi loans	1,022	22	1,000	—
— US Dollar loans	5	5	3	3
	1,027	27	1,003	3
Long-term loans from Sinopec Group Company and fellow subsidiaries
— Renminbi loans	180	552	180	552

Total current portion of long-term loans	13,466	15,870	12,813	13,863

28	LONG-TERM LOANS
	The Group’s and the Company’s long-term loans represent:

			The Group		The Company
	Interest rate and final maturity		2007	2006	2007	2006
			RMB millions	RMB millions	RMB millions	RMB millions

	Third parties debts
	Long-term bank loans
	Renminbi loans	Interest rates ranging from
		interest free to 8.3% per annum
		at 31 December 2007
		with maturities through 2017	46,912	65,398	36,762	55,457
	Japanese Yen loans	Interest rates ranging from
		2.6% to 3.0% per annum
		at 31 December 2007
		with maturities through 2024	2,147	2,713	2,147	2,713
	US Dollar loans	Interest rates ranging from
		interest free to 7.4% per annum
		at 31 December 2007
		with maturities through 2031	1,189	2,081	857	1,192
	Euro loans	Fixed rate at 6.7% per annum
		at 31 December 2007
		with maturities through 2010	78	101	78	101
	Hong Kong Dollar loans	Floating rate at Hong Kong
		Interbank Offer Rate plus
		0.5% per annum
		at 31 December 2007
		with maturities through 2009	375	—	—	—
	Less: Current portion		12,259	15,291	11,630	13,308
	Long-term bank loans		38,442	55,002	28,214	46,155
	Other long-term loans
	Renminbi loans	Interest rates ranging
		from interest free to
		5.2% per annum
		at 31 December 2007
		with maturities through 2009	3,075	3,098	3,006	3,007
	US Dollar loans	Interest rates ranging
		from interest free to 2.0% per
		annum at 31 December 2007
		with maturities through 2015	38	44	28	30
	Less: Current portion		1,027	27	1,003	3
	Other long-term loans		2,086	3,115	2,031	3,034
	Long-term loans from Sinopec Group Company and fellow subsidiaries
	Renminbi loans	Interest rates ranging
		from interest free to 7.3% per
		annum at 31 December 2007
		with maturities through 2020	37,360	39,572	36,990	39,392
	Less: Current portion		180	552	180	552
	Long-term loans from Sinopec Group Company and fellow subsidiaries		37,180	39,020	36,810	38,840
	Total		77,708	97,137	67,055	88,029

	The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

			The Group		The Company
			2007	2006	2007	2006
			RMB millions	RMB millions	RMB millions	RMB millions

	Between one and two years		19,604	25,746	17,375	24,590
	Between two and five years		18,292	33,633	12,787	26,147
	After five years		39,812	37,758	36,893	37,292
	Total long-term loans		77,708	97,137	67,055	88,029

At 31 December 2007, the Group and the Company had loans from third parties secured by fixed assets amounting to RMB 87 million (2006: RMB 171 million) and RMB 26 million (2006: RMB 46 million) respectively. At 31 December 2007 and 2006, the Group did not have loans from third parties secured by cash at bank. The remaining long-term loans are by credit.

	Except for the balances disclosed in Note 46, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

29	DEBENTURES PAYABLE

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	10,074	11,885	10,074	9,885
Debentures payable:
— Corporate bonds (ii)	28,500	3,500	28,500	3,500
— Convertible bonds (iii)	14,106	—	14,106	—
	42,606	3,500	42,606	3,500

(i)
The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in the PRC debenture market on 13 November 2006, at a discounted value of RMB 98.43 per RMB 100 par value. The effective yield of the 182-day corporate bond is 3.20% per annum. The Company redeemed the corporate bonds in May 2007.

A subsidiary of the Company issued 365-day corporate bonds of face value at RMB 2 billion to corporate investors in the PRC debenture market on 11 December 2006 at par value of RMB 100. The effective yield of the 365-day corporate bond is 3.83% per annum. The corporate bonds were redeemed in December 2007.

The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in the PRC debenture market on 22 October 2007 at par value of RMB 100. The effective yield of the 182-day corporate bond is 4.12% per annum. The corporate bonds mature in April 2008.

(ii)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. Interest payable for the current year was included in other creditors.

The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC debenture market on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. Interest payable for the current year was included in other creditors.

The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC debenture market on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. Interest payable for the current year was included in other creditors.

The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC debenture market on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. Interest payable for the current year was included in other creditors.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the “Convertible Bonds”).  The Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company.  Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.  The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right.  The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

At 31 December 2007, the carrying amounts of liability and derivative components of the Convertible Bonds were RMB 10,159 million and RMB 3,947 million, respectively. No conversion of the Convertible Bonds has occurred up to 31 December 2007.

At 17 April 2007 and 31 December 2007, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 31 December	At 17 April
	2007	2007

Stock price of underlying shares	HKD 11.78	HKD 7.17
Conversion price	HKD 10.76	HKD 10.76
Volatility	46%	30%
Average risk free rate	3.60%	4.47%
Average expected life	4.8 years	5.5 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 24 April 2007 to 31 December 2007 resulted in a fair value loss of RMB 3,211 million, which has been recorded as “fair value loss” in the income statement for the year ended 31 December 2007.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not have been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

30	PROVISION
Provision primarily represents provision for future dismantlement costs of oil and gas properties. In the past, the Group did not have legal obligation nor constructive obligation to take any dismantlement measures for its retired oil and gas properties. During the year ended 31 December 2007, due to the rising environmental concern in the PRC, the Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration. During the year ended 31 December 2007, the Group and the Company recognised provision of RMB 1,976 million and RMB 1,934 million in respect of its obligations for the dismantlement of its retired oil and gas properties, and accretion expenses of RMB 353 million and RMB 338 million.

31	SHARE CAPITAL

	The Group and the Company
	2007	2006
	RMB millions	RMB millions

Registered, issued and fully paid:
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HK$ 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 domestic state-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 state-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

All the domestic ordinary shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

32	CAPITAL RESERVE
The movements in capital reserve are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	38,553	38,519	36,526	36,526
Change in fair value of available-for-sale financial assets, net of deferred tax (i)	2,892	34	2,711	—
Acquisition of Refinery Plants, net of contributions from Sinopec Group Company (Note 1)	(2,400)	—	(1,062)	—
Transferred from retained profits and surplus reserves (ii)	(654)	—	—	—
Balance at 31 December	38,391	38,553	38,175	36,526

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shres and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital; and (c) adjustment for change in fair value of available-for-sale financial assets.

(i)	The available-for-sale financial assets held by the Group and the Company are carried at fair value with any change in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)
During the year ended 31 December 2007, the Group acquired the Refinery Plants (Note 1). According to the accounting policy of business combination involving entities under common control (Note 3(1)(a)), the Group’s proportionate shares in the retained profits and surplus reserves of the Refinery Plants on the acquisition date, are transferred to capital reserve.

33	SURPLUS RESERVES
Movements in surplus reserves are as follows:

	The Group
	Statutory	Discretionary
	surplus reserve	surplus reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January 2007	32,519	27,000	59,519
Appropriation	5,468	—	5,468
Transferred to capital reserve (Note)	(190)	—	(190)
Balance at 31 December 2007	37,797	27,000	64,797

Note:
During the year ended 31 December 2007, the Group acquired the Refinery Plants (Note 1). According to the accounting policy of business combination involving entities under common control (Note 3(1)(a)), the Group’s proportionate shares in surplus reserves of Refinery Plants on the acquisition date, was transferred to capital reserve.

	The Company
	Statutory	Discretionary
	surplus reserve	surplus reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January 2007	32,329	27,000	59,329
Appropriation	5,468	—	5,468
Balance at 31 December 2007	37,797	27,000	64,797

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve;

(b)	after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

34	OPERATING INCOME AND COST OF SALES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Income from principal operations	1,173,869	1,034,816	854,228	779,902
Income from other operations	30,974	26,853	28,125	20,536
Total	1,204,843	1,061,669	882,353	800,438

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value-added tax. Cost of sales primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 51.

For the year ended 31 December 2007, revenue from sales to top five customers amounted to RMB 103,602 million (2006: RMB 108,354 million) which accounted for 9% (2006: 10%) of operating income of the Group.

35	SALES TAXES AND SURCHARGES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Consumption tax	16,324	14,718	13,037	10,425
Special oil income levy	11,208	8,470	10,470	8,203
City construction tax	3,670	3,078	2,971	2,276
Education surcharge	1,922	1,640	1,590	1,206
Resources tax	882	818	826	789
Business tax	298	253	287	187
Total	34,304	28,977	29,181	23,086

36	FINANCIAL EXPENSES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Interest expenses incurred	8,280	8,560	6,266	6,266
Less: Capitalised interest expenses	966	1,494	641	1,084
Net interest expenses	7,314	7,066	5,625	5,182
Interest income	(405)	(537)	(87)	(234)
Foreign exchange loss	311	140	72	111
Foreign exchange gain	(2,330)	(889)	(1,534)	(383)
Total	4,890	5,780	4,076	4,676

37	EXPLORATION EXPENSES
      Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

38	IMPAIRMENT LOSSES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	(17)	253	(6)	132
Inventories	3,831	103	3,851	113
Long-term equity investments	55	48	46	20
Fixed assets	3,392	600	3,085	531
Construction in progress	197	—	195	—
Total	7,458	1,004	7,171	796

39	FAIR VALUE LOSS

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Fair value loss on the derivative component of convertible bonds (Note 29(iii))	3,211	—	3,211	—

40	INVESTMENT INCOME

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Investment income from subsidiaries	—	—	17,331	19,559
Investment income from associates and jointly controlled entities	4,044	3,434	2,781	2,347
Other investment income	1,712	335	310	29
Total	5,756	3,769	20,422	21,935

41	NON-OPERATING INCOME

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Gain on disposal of fixed assets	1,571	136	1,079	318
Grant (i)	4,863	5,161	4,630	3,016
Gain from debt extinguishment (ii)	—	486	—	—
Others	394	237	254	125
Total	6,828	6,020	5,963	3,459

Note:

(i)
During the year ended 31 December 2007, the Group recognised a grant income of RMB 4,863 million (2006: RMB 5,161 million). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum market during the respective year. There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

(ii)	During the year ended 31 December 2006, a subsidiary of the Group reached an agreement with a bank to waive loan principal balance and related interest payable totalling RMB 486 million.

42	NON-OPERATING EXPENSES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Loss on disposal of fixed assets	805	1,783	681	1,534
Fines, penalties and compensation	90	68	83	62
Donations	158	95	118	75
Others	1,006	931	802	541
Total	2,059	2,877	1,684	2,212

43	INCOME TAX

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Provision for PRC income tax for the year	28,628	23,207	20,198	16,435
Deferred taxation	(3,119)	(1,067)	(3,840)	(678)
Adjustment for provision for income tax in respect of proceeding year	249	260	249	240
Total	25,758	22,400	16,607	15,997

A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	82,911	75,383	71,290	73,640
Expected PRC income tax expense at a statutory tax rate of 33%	27,361	24,876	23,526	24,301
Tax effect of non-deductible expenses	1,400	733	921	626
Tax effect of non-taxable income	(3,767)	(1,598)	(8,896)	(7,226)
Tax effect of differential tax rate (Note)	(2,020)	(2,146)	(1,472)	(1,895)
Tax effect of tax losses not recognised	103	324	—	—
Adjustment for provision for income tax in respect of proceeding year	249	260	249	240
Tax credit for domestic equipment purchases	(500)	(49)	(500)	(49)
Effect of change in tax rate on deferred tax	2,932	—	2,779	—
Actual tax expense	25,758	22,400	16,607	15,997

Note:
The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

44	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date
Pursuant to a resolution passed at the Directors’ meeting on 3 April 2008, a final dividend in respect of the year ended 31 December 2007 of RMB 0.115 per share totalling RMB 9,971 million was proposed for shareholders’ approval at the Annual General Meeting.

(b)	Dividends of ordinary shares declared during the year
Pursuant to the Company’s Articles and Association and a resolution passed at the Directors’ meeting on 24 August 2007, the directors authorised to declare an interim dividend for the year ended 31 December 2007 of RMB 0.05 (2006: RMB 0.04) per share totalling RMB 4,335 million (2006: RMB 3,468 million).

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2007, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2006 was declared and paid on 29 June 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

45	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

(a)	Reconciliation of net profit to cash flows from operating activities:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Net profit	54,947	52,086	54,683	57,643
Add: Impairment losses on assets	7,458	1,004	7,171	796
Depreciation of fixed assets	42,138	33,713	34,503	25,555
Amortisation of intangible assets	1,246	614	739	368
Dry hole costs	6,060	3,960	5,956	3,950
Net (gain)/loss on disposal of fixed assets	(766)	1,647	(398)	1,216
Fair value loss	3,211	—	3,211	—
Financial expenses	4,890	5,780	4,076	4,676
Investment income	(5,756)	(3,769)	(20,422)	(21,934)
Increase in deferred tax assets	(3,432)	(966)	(3,452)	(554)
Increase/(decrease) in deferred tax liabilities	313	(90)	(388)	(30)
Increase in inventories	(24,323)	(2,993)	(9,966)	(3,450)
Increase in operating receivables	(12,928)	(2,540)	(18,586)	(4,935)
Increase in operating payables	48,986	9,527	40,650	28,682
Minority interests	2,206	897	—	—
Net cash flow from operating activities	124,250	98,870	97,777	91,983

(b)	Net change in cash and cash equivalents:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the year	108	15	24	5
Less: Cash balance at the beginning of the year	15	20	5	12
Add: Cash equivalents at the end of the year	7,588	7,048	3,055	2,758
Less: Cash equivalents at the beginning of the year	7,048	14,744	2,758	5,002
Net increase/(decrease) of cash and cash equivalents	633	(7,701)	316	(2,251)

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Cash
— Cash in hand	108	15	24	5
— Demand deposits	7,588	7,048	3,055	2,758
Cash and cash equivalents at the end of the year	7,696	7,063	3,079	2,763

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(a)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 6A, Huixin East Street, Chaoyang District, Beijing
Principal activities	:
Processing crude oil into refined products and petrochemical products, petrochemical products which include: petrochemical products made from crude oil and natural gas; production, sale and import and export of synthetic fibre and synthetic fibre monomer.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Su Shulin
Registered capital	:	RMB 104,912 million

There is no movement in the above registered capital for the year ended 31 December 2007.

For the year ended 31 December 2007, Sinopec Group Company held 75.84% shares of the Company and there is no change on percentage shareholding during this reporting period.

(b)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Qingdao Petrochemical Company
Sinopec Assets Management Corporation
Sinopec International Petroleum Exploration and Production Corporation
Sinopec Engineering Incorporation
Guangdong Nanhua Petroleum Company Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
China Shipping & Sinopec Suppliers Company Limited
BPZR (Ningbo) LPG Co., Ltd

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Yueyang Sinopec and Shell Coal Gasification Company Limited
Fujian Refining and Petrochemical Company Limited

(c)	The principal related party transactions carried out in the ordinary course of business are as follows:

		The Group		The Company
	Note	2007	2006	2007	2006
		RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	144,581	138,670	84,123	74,022
Purchases	(ii)	64,440	54,478	35,916	26,764
Transportation and storage	(iii)	1,141	1,587	985	1,287
Exploration and development services	(iv)	32,121	22,048	30,157	21,571
Production related services	(v)	19,238	12,508	11,310	11,071
Ancillary and social services	(vi)	1,621	1,710	1,552	1,579
Operating lease charges	(vii)	3,967	3,826	3,704	3,523
Agency commission income	(viii)	60	60	—	—
Interest received	(ix)	34	56	15	29
Interest paid	(x)	789	1,302	640	962
Net deposits withdrawn from related parties	(xi)	356	4,767	102	1,797
Net loans obtained from/ (repaid to) related parties	(xii)	6,987	4,264	11,315	(3,160)

The amounts set out in the table above in respect of the years ended 31 December 2007 and 2006 represent the relevant costs to the Group and the Company and income from related parties as determined by the corresponding contracts with the related parties.

At 31 December 2007 and 2006, there were no guarantees given to banks by the Group and the Company in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipments.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xi)	Deposits withdrawn from related parties represent net deposits withdrawn from Sinopec Finance Company Limited.

(xii)
The Group obtained loans from/repaid loans to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for year ended 31 December 2007, which is based on monthly average balances, was RMB 45,941 million (2006: RMB 49,501 million).

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2007. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;
•	where there is no government-prescribed price, the government-guidance price;
•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or
•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,234 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however, such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

As discussed in Note 1, pursuant to the resolutions passed at the Board of Directors Meeting held on 28 December 2007, the Group acquired the equity interests of Refinery Plants from Sinopec Group Company, for a total consideration of RMB 2,468 million. In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company for a total consideration payable of RMB 836 million which approximates the carrying amount of the assets acquired and liabilities assumed.

46	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(d)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

    The balances with the Group’s related parties at 31 December 2007 and 2006 are as follows:

	The ultimate holding company		Other related companies
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	—	—	338	694
Trade accounts receivable	—	—	3,990	3,974
Advance payments and other receivables	5,364	2,156	1,718	1,539
Trade accounts payable	—	—	5,472	3,550
Receipts in advance	—	—	1,531	1,608
Other creditors	243	—	11,133	10,946
Short-term loans	—	—	15,660	6,461
Long-term loans (including current portion) (Note)	—	—	37,360	39,572

Note:	The Sinopec Group Company had lent an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the years ended 31 December 2007 and 2006, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(e)	The principal related party transactions carried out between the Company and its subsidiaries in the ordinary course of business are as follows:

	2007	2006
	RMB millions	RMB millions

Sales of goods	354,568	290,083
Purchases	671,222	443,255

(f)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management compensations are as follows:

	2007	2006
	RMB’000	RMB’000

Short-term employee benefits	9,681	4,571
Retirement scheme contributions	184	184
	9,865	4,755

47	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the straight line method.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Allowances for doubtful accounts
The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(e)	Allowance for diminution in value of inventories
If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

48	PRINCIPAL SUBSIDIARIES
The Company’s principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group’s financial statements for the year ended 31 December 2007. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which is incorporated in Bermuda and Hong Kong respectively, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group:

Name of enterprise		Registered capital/paid-up capital RMB millions	Percentage of equity interest/ voting right held by the Group %	Principal activities
(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	1,663	100.00	Trading of petrochemical products
	Sinopec Sales Company Limited	1,700	100.00	Marketing and distribution of refined petroleum products
	Sinopec Yangzi Petrochemical Company Limited	16,337	100.00	Manufacturing of intermediate petrochemical products and petroleum products
	Sinopec Zhongyuan Petroleum Company Limited	875	100.00	Exploration and production of crude oil and natural gas
	Sinopec Fujian Petrochemical Company Limited (i)	2,253	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
	Sinopec Shanghai Petrochemical Company Limited	7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
	Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
	Sinopec Wuhan Petroleum Group Company Limited (i)	147	46.25	Marketing and distribution of refined petroleum products
	Sinopec Yizheng Chemical Fibre Company Limited (i)	4,000	42.00	Production and sale of polyester chips and polyester fibres
	China International United Petroleum and Chemical Company Limited	223	100.00	Trading of crude oil and petrochemical products
	Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.00	Marketing and distribution of refined petroleum products
	BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.00	Marketing and distribution of refined petroleum products
	Sinopec Qingdao Refining and Chemical Company Limited	800	85.00	Manufacturing of intermediate petrochemical products and petroleum products
	Sinopec Senmei (Fujian) Petroleum Ltd.	1,840	55.00	Marketing and distribution of refined petroleum products
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	Manufacturing of chemical products
	Sinopec Hainan Refining and Chemical Company Limited	3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
(d)	A subsidiary acquired through business combination not under common control:
	Sinopec Shengli Oil Field Dynamic Company Limited	364	100.00	Exploration and production of crude oil and distribution of petrochemical products

(i)     The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

49	COMMITMENTS

Operating lease commitments
The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2007 and 2006, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	4,620	4,703	4,373	4,457
Between one and two years	4,497	4,565	4,365	4,391
Between two and three years	4,477	4,529	4,351	4,359
Between three and four years	4,407	4,505	4,292	4,337
Between four and five years	4,465	4,450	4,355	4,372
After five years	119,726	122,406	116,590	120,638
Total	142,192	145,158	138,326	142,554

Capital commitments
At 31 December 2007 and 2006, the capital commitments are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	130,816	113,265	118,506	95,206
Authorised but not contracted for	114,854	166,072	83,626	97,699
Total	245,670	279,337	202,132	192,905

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 303 million for the year ended 31 December 2007 (2006: RMB 236 million).

Estimated future annual payments are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	218	156	218	156
Between one and two years	150	147	150	147
Between two and three years	66	67	66	67
Between three and four years	20	57	20	57
Between four and five years	19	10	19	10
After five years	656	226	656	226
Total	1,129	663	1,129	663

The implementation of commitments in previous period and the Group’s commitments did not have material discrepancy.

50	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2007 and 2006, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Subsidiaries	—	—	2,361	2,674
Associates and jointly controlled entities	9,812	11,957	9,618	11,863
Total	9,812	11,957	11,979	14,537

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2007 and 2006, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangement.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,085 million for the year ended 31 December 2007 (2006: RMB 1,594 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

51	SEGMENTAL INFORMATION
    The Group has five operating segments as follows:

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Reportable information on the Group’s operating segments is as follows:

	2007	2006
	RMB millions	RMB millions

Income from principal operations
Exploration and production
External sales	20,437	19,864
Inter-segment sales	107,473	109,075
	127,910	128,939
Refining
External sales	117,256	114,725
Inter-segment sales	534,671	477,766
	651,927	592,491
Marketing and distribution
External sales	659,552	588,022
Inter-segment sales	2,841	4,849
	662,393	592,871
Chemicals
External sales	217,452	196,024
Inter-segment sales	15,990	12,299
	233,442	208,323
Others
External sales	159,172	116,181
Inter-segment sales	297,145	145,287
	456,317	261,468
Elimination of inter-segment sales	(958,120)	(749,276)

Income from principal operations	1,173,869	1,034,816
Income from other operations
Exploration and production	17,757	14,155
Refining	4,996	4,750
Marketing and distribution	461	687
Chemicals	7,247	6,604
Others	513	657
Income from other operations	30,974	26,853

Operating income	1,204,843	1,061,669
Operating profit
By segment
Exploration and production	48,588	60,496
Refining	(13,666)	(30,157)
Marketing and distribution	33,597	31,401
Chemicals	13,416	14,377
Others	(1,448)	(1,866)
Total segment operating profit	80,487	74,251
Financial expenses	(4,890)	(5,780)
Fair value loss	(3,211)	—
Investment income	5,756	3,769
Operating profit	78,142	72,240

51	SEGMENTAL INFORMATION (Continued)
Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. “Unallocated assets” consists primarily of cash and cash equivalents, equity investments and deferred tax assets. “Unallocated liabilities” consists primarily of bank loans, income tax payable and deferred tax liabilities.

Investments in and share of profits from associates and jointly controlled entities are included in the segments in which the associates and jointly controlled entities operate. Information on associates and jointly controlled entities is included in Note 12. Additions to long-lived assets by operating segment are included in Notes 13 and 14.

	2007	2006
	RMB millions	RMB millions

Assets
Segment assets
Exploration and production	184,942	147,099
Refining	192,687	168,549
Marketing and distribution	125,596	108,213
Chemicals	121,482	110,467
Others	36,608	24,964
Total segment assets	661,315	559,292
Investment in associates and jointly controlled entities
Exploration and production	1,080	1,063
Refining	3,915	1,348
Marketing and distribution	5,355	4,692
Chemicals	12,176	10,780
Others	7,062	3,500
Aggregate investment in associates and jointly controlled entities	29,588	21,383

Unallocated assets	27,669	22,045

Total assets	718,572	602,720
Liabilities
Segment liabilities
Exploration and production	44,816	35,251
Refining	44,593	29,364
Marketing and distribution	29,668	26,490
Chemicals	20,454	19,064
Others	51,783	35,775
Total segment liabilities	191,314	145,944
Unallocated liabilities	200,911	174,977
Total liabilities	392,225	320,921

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2007	2006
	RMB millions	RMB millions

Capital expenditure for the year
Exploration and production	54,498	31,734
Refining	22,763	22,587
Marketing and distribution	12,548	11,319
Chemicals	16,184	12,629
Others	3,289	2,170
	109,282	80,439
Depreciation, depletion and amortisation for the year
Exploration and production	18,138	13,164
Refining	9,040	8,212
Marketing and distribution	6,032	3,452
Chemicals	8,987	8,537
Others	1,187	525
	43,384	33,890
Impairment losses on long-lived assets for the year
Exploration and production	964	552
Refining	1,070	—
Marketing and distribution	1,237	23
Chemicals	318	250
	3,589	825

52	FINANCIAL INSTRUMENT

Overview
Financial assets of the Group include cash at bank, equity investments, trade accounts receivable, bills receivable, advance payments and other receivables. Financial liabilities of the Group include short-term and long-term loans, trade accounts payable, bills payable, receipts in advance, debentures payable and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 31 December 2007 and 2006.

The Group has exposure to the following risks from its use of financial instruments:

•        credit risk;

•        liquidity risk; and

•        market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, represent the Group’s maximum exposure to credit risk in relation to financial assets.

52	FINANCIAL INSTRUMENT (Continued)

Liquidity risk
Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2007, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 164,500 million (2006: RMB 130,000 million) on an unsecured basis, at a weighted average interest rate of 5.619% (2006: 5.020%). At 31 December 2007, the Group’s outstanding borrowings under these facilities were RMB 13,269 million (2006: RMB 4,420 million) and were included in short-term loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

			2007
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	36,954	38,058	38,058	—	—	—
Current portion of non-current loans	13,466	14,095	14,095	—	—	—
Short-term debentures payable	10,074	10,201	10,201	—	—	—
Long-term loans	77,708	84,854	2,422	21,551	20,151	40,730
Debentures payable	42,606	54,340	1,484	1,484	12,912	38,460
	180,808	201,548	66,260	23,035	33,063	79,190

			2006
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	35,725	36,927	36,927	—	—	—
Current portion of non-current loans	15,870	16,910	16,910	—	—	—
Short-term debentures payable	11,885	12,077	12,077	—	—	—
Long-term loans	97,137	107,122	3,679	28,955	36,664	37,824
Debentures payable	3,500	4,467	161	161	484	3,661
	164,117	177,503	69,754	29,116	37,148	41,485

The Company

			2007
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	21,952	22,634	22,634	—	—	—
Current portion of non-current loans	12,813	13,403	13,403	—	—	—
Short-term debentures payable	10,074	10,201	10,201	—	—	—
Long-term loans	67,055	71,312	1,783	18,725	13,824	36,980
Debentures payable	42,606	54,340	1,484	1,484	12,912	38,460
	154,500	171,890	49,505	20,209	26,736	75,440

			2006
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term loans	15,851	16,215	16,215	—	—	—
Current portion of non-current loans	13,863	14,790	14,790	—	—	—
Short-term debentures payable	9,885	10,000	10,000	—	—	—
Long-term loans	88,029	95,662	2,569	27,330	28,424	37,339
Debentures payable	3,500	4,467	161	161	484	3,661
	131,128	141,134	43,735	27,491	28,908	41,000

52	FINANCIAL INSTRUMENT (Continued)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term loans denominated in US Dollars, Japanese Yen, Euro and Hong Kong Dollars.

The Group has no hedging policy on foreign currency balances, and principally reduces the currency risk by monitoring the level of foreign currency.

Included in short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2007	2006	2007	2006
	millions	millions	millions	millions

US Dollars	USD 780	USD 967	USD 121	USD 160
Japanese Yen	JPY 33,494	JPY 41,350	JPY 33,494	JPY 41,350
Euro	EUR 7	EUR 10	EUR 7	EUR 10
Hong Kong Dollars	HKD 15,135	HKD 7,789	HKD 15,064	HKD 7,672

A 5 percent strengthening of Renminbi against the following currencies at 31 December would have increased net profit and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

	The Group
	2007	2006
	RMB millions	RMB millions

US Dollars	285	378
Japanese Yen	107	136
Hong Kong Dollars	709	391

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and 28 respectively.

At 31 December 2007, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit and retained profits by approximately RMB 230 million (2006: RMB 301 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2006.

52	FINANCIAL INSTRUMENT (Continued)

Equity price risk
The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2007, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 29.

At 31 December 2007, it is estimated that an increase of 10% in the Company’s own share price would decrease the Group’s net profit and retained profits by approximately RMB 822 million; a decrease of 10% in the Company’s own share price would increase the Group’s profit for the year and retained profits by approximately RMB 767 million. This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values
The fair value of available-for-sale financial assets, which amounted to RMB 653 million as at 31 December 2007 (2006: RMB 157 million) was based on quoted market price on a PRC stock exchange. Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose. The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and its affiliates as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except the above items, the financial assets and liabilities of the Group and the Company are carried at amounts not materially different from their fair values as at 31 December 2007 and 2006.

53	EXTRAORDINARY GAIN AND LOSS
Pursuant to “Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 – Extraordinary gain and loss” (2007 revised), the extraordinary gains and losses of the Group are as follows:

	2007	2006
	RMB millions	RMB millions

Extraordinary gain and loss for the year:
Loss on disposal of fixed assets	805	1,783
Employee reduction expenses	399	236
Donations	158	95
Gain on disposal of long-term equity investments	(1,475)	(25)
Other non-operating income and expenses, excluding impairment losses on long-lived assets	(869)	140
Written back of provisions for impairment losses in previous years	(586)	(583)
Grants	(4,863)	(5,161)
Profit or loss of subsidiaries generated from a business combination involving entities under common control before acquisition date	205	361
	(6,226)	(3,154)
Tax effect	450	1,041
Total	(5,776)	(2,113)
Attributable to : Equity shareholders of the Company	(5,325)	(1,951)
Minority interests	(451)	(162)

54	BASIC AND DILUTED EARNINGS PER SHARE
The calculation of basic and diluted earnings per share for the year ended 31 December 2007 is based on the profit attributable to equity shareholders of the Company of RMB 54,947 million (2006: RMB 52,086 million) and the weighted average number of shares of 86,702,439,000 (2006: 86,702,439,000) during the year.

For the year ended 31 December 2007, diluted earnings per share is calculated on the same basis as basic earnings per share, since the effect of the convertible bonds was anti-dilutive.

55	COMPARATIVE FIGURES
During the year ended 31 December 2007, the Group acquired Refinery Plants, which is considered as “combination of entities under common control”, see Note 1 for details.

Effective from 1 January 2007, the Group’s financial statements have been first prepared in accordance with the requirements of ASBE (2006), see Note 4 for details.

56	NON-ADJUSTING POST BALANCE SHEET EVENTS
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which have a fixed interest rate of 0.8% per annum payable annually, were issued at par value of RMB 100. Every ten Bonds with Warrants are entitled to a warrant of 50.5 shares of the Company’s A share at an initial exercise price of RMB 19.68 per share.

In March 2008, the Company received a grant income of RMB 7,381 million as a compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the first quarter of 2008.

REPORT OF THE INTERNATIONAL AUDITORS

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (the “Company”) set out on pages 134 to 183, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

3 April 2008

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2007
(Amounts in millions, except per share data)

	Note	2007	2006
		RMB	RMB

Turnover and other operating revenues
Turnover	3	1,173,869	1,034,888
Other operating revenues	4	30,974	26,853
		1,204,843	1,061,741
Other income	5	4,863	5,161
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(970,929)	(854,236)
Selling, general and administrative expenses	6	(37,843)	(37,514)
Depreciation, depletion and amortisation		(43,315)	(33,554)
Exploration expenses, including dry holes		(11,105)	(7,983)
Personnel expenses	7	(22,745)	(20,956)
Employee reduction expenses	8	(399)	(236)
Taxes other than income tax	9	(34,304)	(29,330)
Other operating expenses, net	10	(3,202)	(2,461)
Total operating expenses		(1,123,842)	(986,270)

Operating profit		85,864	80,632
Finance costs
Interest expense	11	(7,314)	(7,101)
Interest income		405	538
Unrealised loss on embedded derivative component of convertible bonds	30(f)	(3,211)	—
Foreign exchange loss		(311)	(140)
Foreign exchange gain		2,330	890
Net finance costs		(8,101)	(5,813)
Investment income		1,657	289

Share of profits less losses from associates and jointly controlled entities		4,044	3,434

Profit before taxation		83,464	78,542
Taxation	12	(24,721)	(23,504)
Profit for the year		58,743	55,038
Attributable to:
Equity shareholders of the Company		56,533	53,603
Minority interests		2,210	1,435
Profit for the year		58,743	55,038
Dividends payable to equity shareholders of the Company attributable to the year:	16
Interim dividend declared during the year		4,335	3,468
Final dividend proposed after the balance sheet date		9,971	9,537
		14,306	13,005
Basic and diluted earnings per share	17	0.65	0.62

The notes on pages 141 to 183 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December 2007
(Amounts in millions)

	Note	2007	2006
	RMB	RMB

Non-current assets
Property, plant and equipment	18	375,142	355,757
Construction in progress	19	95,408	52,871
Goodwill	20	15,490	14,325
Interest in associates	22	16,865	11,898
Interest in jointly controlled entities	23	12,723	9,236
Investments	24	3,194	2,926
Deferred tax assets	29	10,439	7,182
Lease prepayments		8,224	2,574
Long-term prepayments and other assets	25	10,124	7,573
Total non-current assets		547,609	464,342
Current assets
Cash and cash equivalents		7,696	7,063
Time deposits with financial institutions		668	635
Trade accounts receivable, net	26	22,947	15,144
Bills receivable	26	12,851	8,462
Inventories	27	116,032	94,894
Prepaid expenses and other current assets	28	24,922	20,292
Total current assets		185,116	146,490
Current liabilities
Short-term debts	30	44,654	56,467
Loans from Sinopec Group Company and fellow subsidiaries	30	15,840	7,013
Trade accounts payable	31	93,049	52,767
Bills payable	31	12,162	21,714
Accrued expenses and other payables	32	89,171	69,200
Income tax payable		10,479	9,211
Total current liabilities		265,355	216,372

Net current liabilities		(80,239)	(69,882)

Total assets less current liabilities		467,370	394,460
Non-current liabilities
Long-term debts	30	83,134	61,617
Loans from Sinopec Group Company and fellow subsidiaries	30	37,180	39,020
Deferred tax liabilities	29	5,636	6,339
Other liabilities	33	8,662	827
Total non-current liabilities		134,612	107,803

		332,758	286,657
Equity
Share capital	34	86,702	86,702
Reserves	35	220,731	177,632
Total equity attributable to equity shareholders of the Company		307,433	264,334
Minority interests		25,325	22,323
Total equity		332,758	286,657

Approved and authorised for issue by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang
Chairman	Director, President	Director, Senior Vice President and Chief Financial Officer

The notes on pages 141 to 183 form part of these financial statements.

BALANCE SHEET
at 31 December 2007
(Amounts in millions)

	Note	2007	2006
	RMB	RMB

Non-current assets
Property, plant and equipment	18	304,795	270,783
Construction in progress	19	80,720	41,139
Investments in subsidiaries	21	63,913	66,809
Interest in associates	22	8,624	7,470
Interest in jointly controlled entities	23	5,060	7,482
Investments	24	1,032	971
Deferred tax assets	29	9,587	5,936
Lease prepayments		4,257	765
Long-term prepayments and other assets	25	8,212	5,011
Total non-current assets		486,200	406,366
Current assets
Cash and cash equivalents		3,079	2,763
Time deposits with financial institutions	26	220
Trade accounts receivable, net	26	13,547	8,832
Bills receivable	26	6,377	2,760
Inventories	27	65,884	53,988
Prepaid expenses and other current assets	28	30,166	15,225
Total current assets		119,079	83,788
Current liabilities
Short-term debts	30	30,136	38,241
Loans from Sinopec Group Company and fellow subsidiaries	30	14,703	1,358
Trade accounts payable	31	58,932	38,041
Bills payable	31	8,613	16,265
Accrued expenses and other payables	32	103,509	72,313
Income tax payable		8,979	7,162
Total current liabilities		224,872	173,380

Net current liabilities		(105,793)	(89,592)

Total assets less current liabilities		380,407	316,774
Non-current liabilities
Long-term debts	30	72,851	52,689
Loans from Sinopec Group Company and fellow subsidiaries	30	36,810	38,840
Deferred tax liabilities	29	4,611	6,174
Other liabilities	33	7,603	768
Total non-current liabilities		121,875	98,471

		258,532	218,303
Equity
Share capital	34	86,702	86,702
Reserves	35	171,830	131,601
Total equity		258,532	218,303

Approved and authorised for issue by the board of directors on 3 April 2008.

Su Shulin	Wang Tianpu	Dai Houliang
Chairman	Director, President	Director, Senior Vice President and Chief Financial Officer

The notes on pages 141 to 183 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2007
(Amounts in millions)

	Share capital RMB	Capital reserve RMB	Share premium RMB	Revaluation reserve RMB	Statutory surplus reserve RMB	Statutory public welfare fund RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to equity shareholders of the Company RMB	Minority interests RMB	Total equity RMB

Balance at 1 January 2006, as previously reported	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	987	77,387	224,301	30,679	254,980
Adjusted for the Acquisition of the Refinery Plants	—	—	—	—	—	—	—	1,798	—	1,798	495	2,293
Balance at 1 January 2006, as adjusted	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	2,785	77,387	226,099	31,174	257,273
Net gain recognised directly in equity:
Unrealised gain for the change in fair value of available-for-sale financial assets, net of deferred tax	—	—	—	—	—	—	—	34	—	34	—	34
Profit for the year	—	—	—	—	—	—	—	—	53,603	53,603	1,435	55,038
Total recognised income for the year	—	—	—	—	—	—	—	34	53,603	53,637	1,435	55,072
Final dividend for 2005 (Note 16)	—	—	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2006 (Note 16)	—	—	—	—	—	—	—	—	(3,468)	(3,468)	—	(3,468)
Appropriation (Note (a) and (c))	—	—	—	—	5,066	—	20,000	—	(25,066)	—	—	—
Statutory public welfare fund transferred to
statutory surplus reserve (Note (b))	—	—	—	—	13,514	(13,514)	—	—	—	—	—	—
Revaluation surplus realised	—	—	—	(1,590)	—	—	—	—	1,590	—	—	—
Realisation of deferred tax on lease prepayments	—	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	—	704	(704)	—	—	—
Transfer from other reserves to capital reserve	—	(2,373)	—	—	—	—	—	2,373	—	—	—	—
Distribution to Sinopec Group Company (Note (f))	—	—	—	—	—	—	—	(631)	—	(631)	—	(631)
Consideration for the Acquisition of
Oil Production Plants (Note 1)	—	—	—	—	—	—	—	(3,500)	—	(3,500)	—	(3,500)
Acquisitions of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	(9,730)	(9,730)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	—	187	187
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(743)	(743)
Balance at 31 December 2006	86,702	(21,590)	18,072	24,752	32,094	—	27,000	1,758	95,546	264,334	22,323	286,657

	Share capital RMB	Capital reserve RMB	Share premium RMB	Revaluation reserve RMB	Statutory surplus reserve RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to equity shareholders of the Company RMB	Minority interests RMB	Total equity RMB

Balance at 1 January 2007	86,702	(21,590)	18,072	24,752	32,094	27,000	1,758	95,546	264,334	22,323	286,657
Net gain recognised directly in equity:
Unrealised gain for the change in fair value of available-for-sale financial assets, net of deferred tax	—	—	—	—	—	—	2,892	—	2,892	145	3,037
Effect of change in tax rate (Note 29 (ii))	—	—	—	—	—	—	(54)	—	(54)	17	(37)
Profit for the year	—	—	—	—	—	—	—	56,533	56,533	2,210	58,743
Total recognised income for the year	—	—	—	—	—	—	2,838	56,533	59,371	2,372	61,743
Final dividend for 2006 (Note 16)	—	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2007 (Note 16)	—	—	—	—	—	—	—	(4,335)	(4,335)	—	(4,335)
Adjustment to statutory surplus reserve (Note (a))	—	—	—	—	235	—	—	(235)	—	—	—
Appropriation (Note (a) and (c))	—	—	—	—	5,468	—	—	(5,468)	—	—	—
Revaluation surplus realised	—	—	—	(638)	—	—	—	638	—	—	—
Realisation of deferred tax on lease prepayments	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	(151)	151	—	—	—
Transfer from other reserves to capital reserve	—	(1,062)	—	—	—	—	1,062	—	—	—	—
Contribution from Sinopec Group Company (Note (f))	—	—	—	—	—	—	68	—	68	—	68
Consideration for the Acquisition of Refinery Plants (Note 1)	—	—	—	—	—	—	(2,468)	—	(2,468)	—	(2,468)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	630	630
Balance at 31 December 2007	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758

Note:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. Before 1 January 2007, the net profit for this purpose was determined in accordance with the PRC Accounting Rules and Regulations and RMB 5,066 million was transferred to this reserve for the year ended 31 December 2006. On 1 January 2007, the Group adopted the PRC Accounting Standards for Business Enterprises (“ASBE”) issued by the Ministry of Finance of the PRC (the “MOF”) on 15 February 2006, which resulted in certain PRC accounting policies being changed and applied retrospectively. The statutory surplus reserve, amounting to RMB 235 million, has been adjusted accordingly. The adjustment to the statutory surplus reserve was reflected as a movement in the current year.

The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to offset previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2007, the Company transferred RMB 5,468 million, being 10% of the current year’s net profit determined in accordance with ASBE, to this reserve.

(b)
Before 1 January 2006, according to the Company’s Articles of Association, the Company was required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund could only be utilised on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. The transfer to this fund must be made before distribution of a dividend to shareholders.

According to the Company Law of the PRC which was revised on 27 October 2005, the Company is no longer required to make appropriation to the statutory public welfare fund commencing from 1 January 2006. Pursuant to the notice “Cai Qi [2006] No. 67” issued by the MOF on 15 March 2006, the balance of this fund as at 31 December 2005 was transferred to the statutory surplus reserve.

(c)
The directors authorised the transfer of RMB 20,000 million, which was approved by the shareholders at Annual General Meeting on 29 May 2007, to discretionary surplus reserve for the year ended 31 December 2006. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with ASBE and the amount determined in accordance with International Financial Reporting Standards (“IFRS”). At 31 December 2007, the amount of retained earnings available for distribution was RMB 68,758 million (2006: RMB 33,415 million), being the amount determined in accordance with ASBE. Final dividend for the year ended 31 December 2007 of RMB 9,971 million (2006: RMB 9,537 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets of certain entities and related operations acquired from Sinopec Group Company.

(f)	These represent net assets distributed to/contributed from Sinopec Group Company for no monetary consideration.

(g)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

The notes on pages 141 to 183 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2007
(Amounts in millions)

	Note	2007	2006
		RMB	RMB

Net cash generated from operating activities	(a)	119,594	92,507
Investing activities
Capital expenditure
Exploratory wells expenditure		(99,946)	(71,278)
Purchase of investments and investments in associates		(9,913)	(7,985)
Purchase of subsidiaries, net of cash acquired		(1,581)	(3,763)
Proceeds from disposal of investments and investments in associates		(3,968)	(1,361)
Proceeds from disposal of property, plant and equipment		1,441	776
Acquisitions of minority interests in subsidiaries		413	415
Purchase of time deposits with financial institutions		—	(20,610)
Proceeds from maturity of time deposits with financial institutions		(3,373)	(916)
Net cash used in investing activities		3,340	1,337
Financing activities		(113,587)	(103,385)
Proceeds of issuance of convertible bonds, net of issuing expenses
Proceeds of issuance of corporate bonds, net of issuing expenses		11,368	—
Proceeds from bank and other loans		35,000	22,689
Repayments of corporate bonds		768,039	773,842
Repayments of bank and other loans		(12,000)	(21,000)
Distributions to minority interests		(788,793)	(761,569)
Contributions from minority interests		(593)	(852)
Dividend paid		1,223	1,255
Distributions to Sinopec Group Company		(13,872)	(11,271)
Net cash (used in)/generated from financing activities		(5,682)	(216)
		(5,310)	2,878
Net increase/(decrease) in cash and cash equivalents
Cash and cash equivalents at 1 January		697	(8,000)
Effect of foreign exchange rate changes		7,063	15,088
Cash and cash equivalents at 31 December		(64)	(25)
		7,696	7,063
The notes on pages 141 to 183 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2007
(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	2007	2006
	RMB	RMB

Operating activities
Profit before taxation	83,464	78,542
Adjustments for:
Depreciation, depletion and amortisation	43,315	33,554
Dry hole costs	6,060	3,960
Share of profits less losses from associates and jointly controlled entities	(4,044)	(3,434)
Investment income	(1,657)	(289)
Interest income	(405)	(538)
Interest expense	7,314	7,101
Unrealised foreign exchange gain	(1,463)	(657)
Loss on disposal of property, plant and equipment, net	549	1,647
Impairment losses on long-lived assets	3,106	825
Gain on non-monetary contribution to a jointly controlled entity	(1,315)	—
Unrealised loss on embedded derivative component of convertible bonds	3,211	—
Operating profit before changes in working capital	138,135	120,711
Increase in trade accounts receivable	(6,613)	(2,187)
Increase in bills receivable	(4,130)	(1,729)
Increase in inventories	(20,493)	(2,901)
(Increase)/decrease in prepaid expenses and other current assets	(2,536)	583
Increase in lease prepayments	(4,128)	(577)
Decrease/(increase) in long-term prepayments and other assets	3,288	(1,111)
Increase/(decrease) in trade accounts payable	39,176	(1,278)
Decrease in bills payable	(9,710)	(1,511)
Increase in accrued expenses and other payables	18,396	10,148
(Decrease)/increase in other liabilities	(207)	36
Cash generated from operations	151,178	120,184
Interest received	404	541
Interest paid	(6,971)	(8,525)
Investment and dividend income received	2,657	649
Income tax paid	(27,674)	(20,342)
Net cash generated from operating activities	119,594	92,507

The notes on pages 141 to 183 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2007

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities
China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the “Predecessor Operations”).

Basis of presentation
Pursuant to the resolution passed at the Directors’ meeting on 10 October 2006, the Group acquired the equity interests in Sinopec Hainan Refining and Chemical Company Limited (“Sinopec Hainan”) for cash of RMB 2,990 million (hereinafter referred to as the “Acquisition of Sinopec Hainan”). Sinopec Hainan was previously wholly owned by Sinopec Group Company.

Pursuant to the resolution passed at the Directors’ meeting on 6 December 2006, the Group acquired the equity interests in certain oil and gas production companies (“Oil Production Plants”) from Sinopec Group Company, for cash of RMB 3,500 million (hereinafter referred to as the “Acquisition of Oil Production Plants”).

Pursuant to the resolution passed at the Directors’ meeting on 28 December 2007, the Group acquired the equity interests of Zhanjiang Dongxing Petrochemical Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively “Refinery Plants”) from Sinopec Group Company, for total cash consideration of RMB 2,468 million (hereinafter referred to as the “Acquisition of Refinery Plants”).

As the Group, Sinopec Hainan, Oil Production Plants and Refinery Plants are under the common control of Sinopec Group Company, the Acquisitions of Sinopec Hainan, Oil Production Plants and Refinery Plants (collectively the “Acquired Group”) have been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company and the considerations paid by the Company for these acquisitions were treated as equity transactions.

In prior year, investments in jointly controlled entities were accounted for in the consolidated financial statements on a proportionate consolidation basis. With effect from 1 January 2007, investments in jointly controlled entities are accounted for in the consolidated financial statements by using the equity method. This change is to achieve a consistency between the accounting policies adopted in the financial statements of the Group prepared under IFRS and ASBE. The effect of this change did not have an impact on the profit and the equity attributable to equity shareholders of the Company in any years or periods prior to the change.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (Continued)

The financial condition and results of operation previously reported by the Group as at and for the year ended 31 December 2006 have been restated to include the results of operations and the assets and liabilities of Refinery Plants on a combined basis and the application of equity method for investments in jointly controlled entities as set out below.

	The Group, as previously reported RMB millions	Refinery Plants RMB millions	Effect of accounting for investments in jointly controlled entities under equity method RMB millions	The Group, as restated RMB millions

Results of operation:
Operating revenue	1,071,402	(4,986)*	(4,675)	1,061,741
Share of profits less losses from associates and jointly controlled entities	947	90	2,397	3,434
Profit attributable to the equity shareholders of the Company	53,912	(309)	—	53,603
Basic and diluted earnings per share (RMB)	0.62	—	—	0.62
Financial condition:
Current assets	145,467	4,060	(3,037)	146,490
Interest in jointly controlled entities	—	—	9,236	9,236
Total assets	611,790	7,755	(8,713)	610,832
Current liabilities	210,802	5,855	(285)	216,372
Total liabilities	327,001	5,887	(8,713)	324,175
Total equity attributable to equity shareholders of the Company	262,845	1,489	—	264,334

*
Refinery Plants sold its petroleum products primarily to the Group as well as purchasing crude oil primarily from the Group. These transactions between the Group and Refinery Plants have been eliminated on combination, resulting in a reduction in the operating revenue. All other significant balances and transactions between the Group and Refinery Plants have been eliminated on combination.

For the year presented, all significant balances and transactions between the Group and Refinery Plants have been eliminated on combination.

The accompanying financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group and the Company are set out in Note 2. Except the accounting policy on investments in jointly controlled entities noted above, these accounting policies have been consistently applied by the Group and the Company.

The IASB has issued certain new and revised IFRS which are effective for the accounting periods on or after 1 January 2007. The new disclosures resulting from the initial application of these standards or developments to the extent they are relevant to the Group are summarised as follows.

(i)
IFRS 7, Financial instruments: Disclosures, requires expanded disclosures about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These additional disclosures are provided primarily in Note 41.

(ii)
The Amendment to IAS 1, Presentation of financial statements: Capital disclosures, introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 34.

Both IFRS 7 and the Amendment to IAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognised in the consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 43).

The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(f)) and by the remeasurement of available-for-sale financial assets (Note 2(k)) and derivative component of the convertible bonds (Note 2(o)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the following financial year are disclosed in Note 42.

2	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and the Group’s interest in associates and jointly controlled entities.

(i) Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between minority interests and the equity shareholders of the Company.

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(l)).

The particulars of the Group’s principal subsidiaries are set out in Note 40.

(ii) Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group or the Company exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

In the Company’s balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the income statement.

(c)	Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(l)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation required by the relevant PRC regulations in connection with the Reorganisation and certain acquisitions made in prior years from Sinopec Group Company, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

		Buildin gs	15 to 45 years
		Plant, machinery, equipment, oil depots, storage tanks and others	4 to 18 years
		Service stations	25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

	(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

	(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortisation and impairment losses (Note 2(l)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

	(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in associates or jointly controlled entities.

	(k)	Investments

Investment in available-for-sale equity securities are carried at fair value with any change in fair value recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

	(l)	Impairment of assets

(i)
Impairment of trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market, other than investments in associates and jointly controlled entities are as follows:

These assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised. The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the income statement. Impairment losses for trade and other receivables are reversed through the income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii) Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment and investments in associates and jointly controlled entities, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

	(m)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(n)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in income statement over the period of borrowings using the effective interest method.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(o)	Convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

	(p)	Provisions and contingent liabilities

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(q)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

Government grants relating to the purchase of assets used for technology improvements are initially recorded as long-term liabilities when there is reasonable assurance that they will be received and thereafter offset against the cost of the related assets upon the transfer of these assets to property, plant and equipment. The grants are recognised as income over the useful life of these property, plant and equipment by way of reduced depreciation.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(r)	Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(s)	Repairs and maintenance expenditure

Repairs and maintenance expenditure is expensed as incurred.

	(t)	Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(u)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 3,419 million for the year ended 31 December 2007 (2006: RMB 2,902 million).

	(v)	Operating leases
Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.
	(w)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 38.

Termination benefits, recorded as employee reduction expenses in the income statement, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(x)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(y)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(z)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. “Unallocated assets” consists primarily of cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets. “Unallocated liabilities” consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable and deferred tax liabilities.

Interests in and share of profits from associates and jointly controlled entities are included in the segments in which the associates and jointly controlled entities operate.

3	TURNOVER

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	The Group
	2007 RMB millions	2006 RMB millions

Sale of materials, service and others	30,604	26,469
Rental income	370	384
	30,974	26,853

5	OTHER INCOME

During the year ended 31 December 2007, the Group recognised a grant income of RMB 4,863 million (2006: RMB 5,161 million). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the respective year. There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

6	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	The Group
	2007 RMB millions	2006 RMB millions

Operating lease charges	5,897	6,116
Auditors’ remuneration – audit services	85	82
Impairment losses:
– trade accounts receivable	295	438
– other receivables	143	107

7	PERSONNEL EXPENSES

	The Group
	2007 RMB millions	2006 RMB millions

Wages and salaries	17,763	15,679
Staff welfare	885	2,012
Contributions to retirement schemes (Note 38)	2,806	2,394
Social security contributions	1,291	871
	22,745	20,956

8	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 399 million (2006: RMB 236 million) payable in cash during the year ended 31 December 2007 in respect of the voluntary termination of approximately 5,000 (2006: 4,000) employees.

9	TAXES OTHER THAN INCOME TAX

	The Group
	2007 RMB millions	2006 RMB millions

Consumption tax	16,324	14,718
Special oil income levy	11,208	8,747
City construction tax	3,670	3,096
Education surcharge	1,922	1,651
Resources tax	882	854
Business tax	298	264
	34,304	29,330

Consumption tax is levied on producers of gasoline, diesel, naphtha, fuel oil, jet fuel, lubricant oil and solvent oil based on a tariff rate applied to the volume of sales. Effective 26 March 2006, a special oil income levy has been levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

10	OTHER OPERATING EXPENSES, NET

	The Group
	2007 RMB millions	2006 RMB millions

Fines, penalties and compensations	73	65
Donations	158	98
Loss on disposal of property, plant and equipment, net	549	1,647
Impairment losses on long-lived assets (i)	3,106	825
Gain on non-monetary contribution to a jointly controlled entity (ii)	(1,315)	—
Gain from debt extinguishment (iii)	—	(486)
Others	631	312
	3,202	2,461

Note:

(i)
The factors resulting in the exploration and production (“E&P”) segment impairment losses of RMB 481 million (2006: RMB 552 million) for the year ended 31 December 2007 were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable amount which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Impairment losses recognised on long-lived assets of the refining segment was RMB 1,070 million (2006: RMB nil) for the year ended 31 December 2007. Impairment losses recognised on long-lived assets of the chemicals segment was RMB 318 million (2006: RMB 250 million) for the year ended 31 December 2007. These impairment losses relate to certain refining and chemicals production facilities that are held for use and a refining construction in progress. The carrying values of these facilities were written down to their recoverable amounts that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

Impairment losses recognised on long-lived assets of the marketing and distribution segment of RMB 1,237 million (2006: RMB 23 million) for the year ended 31 December 2007 primarily relate to certain service stations that were closed or abandoned during the year and certain construction in progress. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

(ii)
During the year ended 31 December 2007, the Group contributed certain property, plant and equipment and construction in progress with carrying amounts of RMB 1,239 million and RMB 601 million, respectively, in exchange for a 50% equity interest in a newly set up jointly controlled entity and recognised a gain of RMB 1,315 million, representing the portion of the difference between the carrying amount of these assets and their fair value attributable to the equity interests of the other venturer. The other venturer contributed the other 50% equity interest in cash representing the fair values of the property, plant and equipment and construction in progress as determined by a valuation performed by an independent valuer.

(iii)	During the year ended 31 December 2006, a subsidiary of the Group reached an agreement with a bank to waive loan principal balance and related interest payable totalling RMB 486 million.

11	INTEREST EXPENSE

	The Group
	2007 RMB millions	2006 RMB millions

Interest expense incurred	8,280	8,595
Less: Interest expense capitalised*	(966)	(1,494)
Interest expense	7,314	7,101
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.6% to 7.1%	3.6% to 6.1%

12	TAXATION

Taxation in the consolidated income statement represents:

	The Group
	2007 RMB millions	2006 RMB millions

Current tax	28,628	23,980
– Provision for the year	249	260
– Under-provision in prior years	(4,156)	(736)
Deferred taxation (Note 29)	24,721	23,504

A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	The Group
	2007 RMB millions	2006 RMB millions

Profit before taxation	83,464	78,542
Expected PRC income tax expense at a statutory tax rate of 33%	27,543	25,919
Tax effect of non-deductible expenses	1,400	535
Tax effect of non-taxable income	(3,767)	(1,438)
Tax effect of differential tax rate (i)	(1,959)	(2,047)
Tax effect of tax losses not recognised	103	324
Under-provision in prior years	249	260
Tax credit for domestic equipment purchases	(500)	(49)
Effect of change in tax rate on deferred tax (ii)	1,652	—
Actual tax expense	24,721	23,504

Substantially all income before income tax and related tax expense is from PRC sources.

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

(ii)
On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is reduced from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

13	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

	(a)	During the year ended 31 December 2007 and 2006, directors’ and supervisors’ emoluments are as follows:

Name	Directors’ fee RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonuses RMB’000	Retirement scheme contributions RMB’000	2007 Total RMB’000

Executive directors
Wang Tianpu	—	302	502	21	825
Zhang Jianhua	—	289	479	21	789
Wang Zhigang	—	289	479	21	789
Dai Houliang	—	289	381	21	691
Non-executive directors
Su Shulin (appointed on 10 August 2007)	—	—	—	—	—
Zhou Yuan	—	—	—	—	—
Fan Yifei	65	—	—	—	65
Yao Zhongmin	65	—	—	—	65
Chen Tonghai (resigned on 22 June 2007)	—	—	—	—	—
Independent non-executive directors
Shi Wanpeng	240	—	—	—	240
Liu Zhongli	240	—	—	—	240
Li Deshui	240	—	—	—	240
Supervisors
Wang Zuoran	—	—	—	—	—
Kang Xianzhang	—	—	—	—	—
Su Wensheng	—	162	195	21	378
Cui Guoqi	—	168	198	21	387
Zhang Jitian	—	162	114	21	297
Zou Huiping	—	162	114	21	297
Li Zhonghua	—	154	127	16	297
Independent supervisors
Li Yonggui	240	—	—	—	240
Zhang Youcai	240	—	—	—	240
Total	1,330	1,977	2,589	184	6,080

13	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS(Continued)

	Directors’ fee RMB’000	Salaries, allowances and benefits in kind RMB’000	Discretionary bonuses RMB’000	Retirement scheme contributions RMB’000	2006 Total RMB’000

Executive directors
Wang Tianpu #	—	280	317	19	616
Zhang Jianhua #	—	268	289	19	576
Wang Zhigang #	—	268	289	19	576
Dai Houliang #	—	230	200	16	446
Cao Yaofeng *	—	108	—	5	113
Wang Jiming *	—	141	—	8	149
Mou Suling *	—	109	—	6	115
Zhang Jiaren *	—	114	—	8	122
Cao Xianghong *	—	136	—	8	144
Non-executive directors
Chen Tonghai	—	—	—	—	—
Zhou Yuan #	—	—	—	—	—
Liu Genyuan *	—	—	—	—	—
Fan Yifei	35	—	—	—	35
Yao Zhongmin #	35	—	—	—	35
Gao Jian *	—	—	—	—	—
Independent non-executive directors
Shi Wanpeng	121	—	—	—	121
Liu Zhongli #	109	—	—	—	109
Li Deshui #	109	—	—	—	109
Chen Qingtai *	12	—	—	—	12
Zhang Youcai *	9	—	—	—	9
Ho Tsu Kwok Charles*	9	—	—	—	9
Supervisors
Wang Zuoran	—	—	—	—	—
Zhang Chongqing *	—	—	—	—	—
Wang Peijun *	—	—	—	—	—
Wang Xianwen *	—	—	—	—	—
Zhang Baojian *	—	—	—	—	—
Kang Xianzhang	—	—	—	—	—
Su Wensheng	—	160	175	19	354
Cui Guoqi	—	147	163	19	329
Zhang Xianglin *	—	63	170	6	239
Zhang Jitian #	—	90	—	12	102
Zou Huiping #	—	90	—	12	102
Li Zhonghua #	—	86	—	8	94
Independent supervisors
Cui Jianmin *	9	—	—	—	9
Li Yonggui	121	—	—	—	121
Zhang Youcai #	109	—	—	—	109
Total	678	2,290	1,603	184	4,755

	*	These directors and supervisors resigned on 24 May 2006.

	#	These directors and supervisors were appointed on 24 May 2006.

(b)
During the year ended 31 December 2007, in accordance with the “Provisional measure of performance assessment for the management of state-owned enterprises” issued by the State-owned Assets Supervision and Administration Commission of the State Council in 2006, the Company paid bonuses amounting to RMB 3.785 million to four executive directors and five supervisors in relation to their performance in the years ended 31 December 2004, 2005 and 2006.

14	SENIOR MANAGEMENT’S EMOLUMENTS

For the year ended 31 December 2007, of the five highest paid individuals, four (2006: four) are directors whose emoluments are disclosed in Note 13. The emoluments in respect of the other one highest paid individual are as follows:

	2007 RMB’000	2006 RMB’000

Salaries and other emoluments	1,369	499
Retirement scheme contributions	21	19
	1,390	518

The emoluments of the one (2006: one) highest paid individual are within the following bands:

	2007 Number	2006 Number

Nil to HK$ 1,000,000	—	1
HK$ 1,000,000 to HK$ 2,000,000	1	—

15	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 46,311 million (2006: RMB 55,140 million) which has been dealt with in the financial statements of the Company.

16	DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2007 RMB millions	2006 RMB millions

Dividends declared and paid during the year of RMB 0.05 per share (2006: RMB 0.04 per share)	4,335	3,468
Dividends declared after the balance sheet date of RMB 0.115 per share (2006: RMB 0.11 per share)	9,971	9,537
	14,306	13,005

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2007, the directors authorised to declare an interim dividend for the year ended 31 December 2007 of RMB 0.05 (2006: RMB 0.04) per share totalling RMB 4,335 million (2006: RMB 3,468 million), which was paid on 28 September 2007.

Pursuant to a resolution passed at the Directors’ meeting on 3 April 2008, a final dividend in respect of the year ended 31 December 2007 of RMB 0.115 (2006: RMB 0.11) per share totalling RMB 9,971 million (2006: RMB 9,537 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 9,971 million (2006: RMB 9,537 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2007 RMB millions	2006 RMB millions

Final dividends in respect of the previous financial year, approved and paid during the year of RMB 0.11 per share (2006: RMB 0.09 per share)	9,537	7,803

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2007, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2006 was declared and paid on 29 June 2007.

Pursuant to the shareholders’ approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

17	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the year ended 31 December 2007 is based on the profit attributable to equity shareholders of the Company of RMB 56,533 million (2006: RMB 53,603 million) and the weighted average number of shares of 86,702,439,000 (2006: 86,702,439,000) during the year.

For the year ended 31 December 2007, diluted earnings per share is calculated on the same basis as basic earnings per share, since the effect of the convertible bonds was anti-dilutive.

18	PROPERTY, PLANT AND EQUIPMENT

	The Group - by segment

		Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Corporate and others RMB millions	Total RMB millions

	Cost/valuation:
	Balance at 1 January 2006	215,041	126,484	77,021	164,615	4,474	587,635
	Additions	1,175	298	1,280	268	456	3,477
	Transferred from construction in progress	28,695	27,368	10,087	15,394	161	81,705
	Acquisition of a subsidiary (ii)	2,071	—	—	—	—	2,071
	Reclassification	(56)	(600)	—	725	(69)	—
	Disposals	(5,562)	(1,594)	(2,280)	(4,285)	(153)	(13,874)
	Balance at 31 December 2006	241,364	151,956	86,108	176,717	4,869	661,014
	Balance at 1 January 2007	241,364	151,956	86,108	176,717	4,869	661,014
	Additions	7,367	506	289	269	247	8,678
	Transferred from construction in progress	35,851	10,768	5,726	6,244	1,316	59,905
	Acquisition of subsidiaries (iii)	—	—	2,474	—	—	2,474
	Reclassification	(7)	(78)	94	(9)	—	—
	Contributed to a jointly controlled entity (Note 10)	—	(4,317)	—	—	—	(4,317)
	Reclassification to lease prepayments and other assets	—	(322)	(1,345)	(672)	(27)	(2,366)
	Disposals	(392)	(1,027)	(2,191)	(1,425)	(207)	(5,242)
	Balance at 31 December 2007	284,183	157,486	91,155	181,124	6,198	720,146

	Accumulated depreciation:
	Balance at 1 January 2006	103,343	62,911	14,812	99,435	1,549	282,050
	Depreciation charge for the year	12,839	8,096	3,422	8,317	401	33,075
	Acquisition of a subsidiary (ii)	592	—	—	—	—	592
	Impairment losses for the year	552	—	23	250	—	825
	Reclassification	(23)	(392)	—	420	(5)	—
	Written back on disposals	(5,253)	(1,358)	(1,103)	(3,463)	(108)	(11,285)
	Balance at 31 December 2006	112,050	69,257	17,154	104,959	1,837	305,257
	Balance at 1 January 2007	112,050	69,257	17,154	104,959	1,837	305,257
	Depreciation charge for the year	18,161	8,899	5,788	8,734	634	42,216
	Acquisition of subsidiaries (iii)	—	—	916	—	—	916
	Impairment losses for the year	481	916	1,194	318	—	2,909
	Reclassification	131	(204)	82	(9)	—	—
	Contributed to a jointly controlled entity (Note 10)	—	(3,078)	—	—	—	(3,078)
	Reclassification to lease prepayments and other assets	—	—	(190)	(56)	—	(246)
	Written back on disposals	(140)	(431)	(1,142)	(1,164)	(93)	(2,970)
	Balance at 31 December 2007	130,683	75,359	23,802	112,782	2,378	345,004

	Net book value:
	Balance at 1 January 2006	111,698	63,573	62,209	65,180	2,925	305,585
	Balance at 31 December 2006	129,314	82,699	68,954	71,758	3,032	355,757
	Balance at 31 December 2007	153,500	82,127	67,353	68,342	3,820	375,142

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2006	81,403	92,229	68,448	60,986	3,380	306,446
Additions	192	109	1,276	7	11	1,595
Transferred from construction in progress	25,317	15,049	8,115	11,357	52	59,890
Transferred from subsidiaries	109,581	2,702	—	15,866	—	128,149
Transferred to subsidiaries	—	—	(746)	—	—	(746)
Reclassification	(56)	(600)	—	725	(69)	—
Disposals	(5,313)	(1,242)	(2,158)	(1,723)	(105)	(10,541)
Balance at 31 December 2006	211,124	108,247	74,935	87,218	3,269	484,793
Balance at 1 January 2007	211,124	108,247	74,935	87,218	3,269	484,793
Additions	7,056	418	137	450	228	8,289
Transferred from construction in progress	31,785	8,907	5,362	3,069	628	49,751
Transferred from subsidiaries	—	18,340	429	18,080	—	36,849
Transferred to subsidiaries	—	—	(881)	—	—	(881)
Reclassification	(7)	(101)	117	(9)	—	—
Reclassification to lease prepayments and other assets	—	(60)	(2,942)	(36)	—	(3,038)
Disposals	(50)	(371)	(1,556)	(586)	(59)	(2,622)
Balance at 31 December 2007	249,908	135,380	75,601	108,186	4,066	573,141

Accumulated depreciation:
Balance at 1 January 2006	35,791	46,299	14,135	38,442	1,068	135,735
Depreciation charge for the year	11,569	5,757	3,082	3,835	235	24,478
Transferred from subsidiaries	50,994	1,472	—	9,382	—	61,848
Transferred to subsidiaries	—	—	(74)	—	—	(74)
Impairment losses for the year	533	—	23	200	—	756
Reclassification	(23)	(395)	—	423	(5)	—
Written back on disposals	(5,144)	(1,083)	(1,050)	(1,385)	(71)	(8,733)
Balance at 31 December 2006	93,720	52,050	16,116	50,897	1,227	214,010
Balance at 1 January 2007	93,720	52,050	16,116	50,897	1,227	214,010
Depreciation charge for the year	16,915	7,050	5,170	5,222	509	34,866
Transferred from subsidiaries	—	8,673	25	10,310	—	19,008
Transferred to subsidiaries	—	—	(130)	—	—	(130)
Impairment losses for the year	474	908	1,118	102	—	2,602
Reclassification	(6)	(65)	81	(10)	—	—
Reclassification to lease prepayments and other assets	—	—	(103)	—	—	(103)
Written back on disposals	(46)	(327)	(946)	(574)	(14)	(1,907)
Balance at 31 December 2007	111,057	68,289	21,331	65,947	1,722	268,346

Net book value:
Balance at 1 January 2006	45,612	45,930	54,313	22,544	2,312	170,711
Balance at 31 December 2006	117,404	56,197	58,819	36,321	2,042	270,783
Balance at 31 December 2007	138,851	67,091	54,270	42,239	2,344	304,795

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group - by asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2006	46,219	195,280	73,117	273,019	587,635
Additions	752	777	1,071	877	3,477
Transferred from construction in progress	2,797	26,579	14,549	37,780	81,705
Acquisition of a subsidiary (ii)	519	1,313	—	239	2,071
Reclassification	(2,157)	10	3,170	(1,023)	—
Disposals	(751)	(5,266)	(1,658)	(6,199)	(13,874)
Balance at 31 December 2006	47,379	218,693	90,249	304,693	661,014
Balance at 1 January 2007	47,379	218,693	90,249	304,693	661,014
Additions	199	7,264	370	845	8,678
Transferred from construction in progress	684	33,423	7,289	18,509	59,905
Acquisition of subsidiaries (iii)	1,423	—	949	102	2,474
Reclassification	349	(7)	(446)	104	—
Contributed to a jointly controlled entity (Note 10)	(749)	—	—	(3,568)	(4,317)
Reclassification to lease prepayments and other assets	(1,941)	—	—	(425)	(2,366)
Disposals	(1,044)	—	(1,411)	(2,787)	(5,242)
Balance at 31 December 2007	46,300	259,373	97,000	317,473	720,146

Accumulated depreciation:
Balance at 1 January 2006	21,636	94,374	13,730	152,310	282,050
Depreciation charge for the year	1,742	12,126	3,728	15,479	33,075
Acquisition of a subsidiary (ii)	49	468	—	75	592
Impairment losses for the year	118	532	23	152	825
Reclassification	(379)	(45)	1,221	(797)	—
Written back on disposals	(438)	(5,073)	(834)	(4,940)	(11,285)
Balance at 31 December 2006	22,728	102,382	17,868	162,279	305,257
Balance at 1 January 2007	22,728	102,382	17,868	162,279	305,257
Depreciation charge for the year	1,740	16,304	4,409	19,763	42,216
Acquisition of subsidiaries (iii)	472	—	350	94	916
Impairment losses for the year	337	437	961	1,174	2,909
Reclassification	736	(66)	471	(1,141)	—
Contributed to a jointly controlled entity (Note 10)	(448)	—	—	(2,630)	(3,078)
Reclassification to lease prepayments and other assets	(245)	—	—	(1)	(246)
Written back on disposals	(333)	—	(756)	(1,881)	(2,970)
Balance at 31 December 2007	24,987	119,057	23,303	177,657	345,004

Net book value:
Balance at 1 January 2006	24,583	100,906	59,387	120,709	305,585
Balance at 31 December 2006	24,651	116,311	72,381	142,414	355,757
Balance at 31 December 2007	21,313	140,316	73,697	139,816	375,142

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2006	25,929	73,067	64,957	142,493	306,446
Additions	61	—	1,046	488	1,595
Transferred from construction in progress	1,339	23,683	12,213	22,655	59,890
Transferred from subsidiaries	3,288	102,919	—	21,942	128,149
Transferred to subsidiaries	—	—	(746)	—	(746)
Reclassification	(2,512)	10	2,845	(343)	—
Disposals	(321)	(5,144)	(1,531)	(3,545)	(10,541)
Balance at 31 December 2006	27,784	194,535	78,784	183,690	484,793
Balance at 1 January 2007	27,784	194,535	78,784	183,690	484,793
Additions	541	6,952	290	506	8,289
Transferred from construction in progress	549	29,947	5,587	13,668	49,751
Transferred from subsidiaries	3,555	—	1,894	31,400	36,849
Transferred to subsidiaries	(47)	—	(807)	(27)	(881)
Reclassification	811	—	663	(1,474)	—
Reclassification to lease prepayments and other assets	(2,936)	—	—	(102)	(3,038)
Disposals	(258)	(21)	(1,178)	(1,165)	(2,622)
Balance at 31 December 2007	29,999	231,413	85,233	226,496	573,141

Accumulated depreciation:
Balance at 1 January 2006	11,164	33,802	12,952	77,817	135,735
Depreciation charge for the year	927	11,071	3,146	9,334	24,478
Transferred from subsidiaries	1,056	45,609	—	15,183	61,848
Transferred to subsidiaries	—	—	(74)	—	(74)
Impairment losses for the year	118	532	23	83	756
Reclassification	(412)	(45)	1,209	(752)	—
Written back on disposals	(230)	(5,000)	(783)	(2,720)	(8,733)
Balance at 31 December 2006	12,623	85,969	16,473	98,945	214,010
Balance at 1 January 2007	12,623	85,969	16,473	98,945	214,010
Depreciation charge for the year	1,166	15,042	3,846	14,812	34,866
Transferred from subsidiaries	1,541	—	697	16,770	19,008
Transferred to subsidiaries	—	—	(127)	(3)	(130)
Impairment losses for the year	276	436	906	984	2,602
Reclassification	(368)	(3)	778	(407)	—
Reclassification to lease prepayments and other assets	(102)	—	—	(1)	(103)
Written back on disposals	(175)	(19)	(652)	(1,061)	(1,907)
Balance at 31 December 2007	14,961	101,425	21,921	130,039	268,346

Net book value:
Balance at 1 January 2006	14,765	39,265	52,005	64,676	170,711
Balance at 31 December 2006	15,161	108,566	62,311	84,745	270,783
Balance at 31 December 2007	15,038	129,988	63,312	96,457	304,795

Note:

(i)
The additions in the exploration and production segment and oil and gas properties of the Group and the Company for the year ended 31 December 2007 included RMB 7,211 million and RMB 6,930 million relating to the estimated dismantlement costs for site restoration recognised during the year.

(ii)	During the year ended 31 December 2006, the Group acquired an additional 71.4% in Shengli Oil Field Dynamic Company Limited (Note 20).

(iii)	During the year ended 31 December 2007, the Group acquired the entire equity interests of certain gas stations companies incorporated in Hong Kong (“Hong Kong gas stations”) (Note 20).

19	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2006	11,003	20,518	10,336	10,058	2,146	54,061
Additions	37,983	22,289	10,039	12,361	1,714	84,386
Acquisition of a subsidiary	89	—	—	—	—	89
Dry hole costs written off	(3,960)	—	—	—	—	(3,960)
Transferred to property, plant and equipment	(28,695)	(27,368)	(10,087)	(15,394)	(161)	(81,705)
Balance at 31 December 2006	16,420	15,439	10,288	7,025	3,699	52,871
Balance at 1 January 2007	16,420	15,439	10,288	7,025	3,699	52,871
Additions	60,135	22,209	10,448	16,025	2,873	111,690
Dry hole costs written off	(6,060)	—	—	—	—	(6,060)
Transferred to property, plant and equipment	(35,851)	(10,768)	(5,726)	(6,244)	(1,316)	(59,905)
Reclassification to lease prepayments and other assets	(203)	(144)	(1,969)	(54)	(20)	(2,390)
Impairment losses for the year	—	(154)	(43)	—	—	(197)
Contributed to a jointly controlled entity (Note 10)	—	(601)	—	—	—	(601)
Balance at 31 December 2007	34,441	25,981	12,998	16,752	5,236	95,408

As at 31 December 2007, the amount of capitalised cost of exploratory wells included in the Group’s construction in progress in the exploration and production segment was RMB 6,294 million (2006: RMB 4,771 million). The geological and geophysical costs paid during the year ended 31 December 2007 were RMB 4,640 million (2006: RMB 3,878 million).

The Company

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2006	7,651	13,273	8,733	7,391	2,038	39,086
Additions	32,487	14,311	8,468	8,373	1,056	64,695
Transferred from subsidiaries	927	34	—	237	—	1,198
Dry hole costs written off	(3,950)	—	—	—	—	(3,950)
Transferred to property, plant and equipment	(25,317)	(15,049)	(8,115)	(11,357)	(52)	(59,890)
Balance at 31 December 2006	11,798	12,569	9,086	4,644	3,042	41,139
Balance at 1 January 2007	11,798	12,569	9,086	4,644	3,042	41,139
Additions	60,203	12,973	8,354	11,896	2,839	96,265
Transferred from/(to) subsidiaries	—	224	(181)	375	—	418
Dry hole costs written off	(5,956)	—	—	—	—	(5,956)
Transferred to property, plant and equipment	(31,785)	(8,907)	(5,362)	(3,069)	(628)	(49,751)
Reclassification to lease prepayments and other assets	(12)	(104)	(1,013)	(51)	(20)	(1,200)
Impairment losses for the year	—	(154)	(41)	—	—	(195)
Balance at 31 December 2007	34,248	16,601	10,843	13,795	5,233	80,720

20	GOODWILL

	The Group
	2007	2006
	RMB millions	RMB millions

Cost:
Balance at 1 January	14,325	2,203
Additions	1,328	12,122
Disposals	(163)	—
Balance at 31 December	15,490	14,325
Accumulated impairment losses:
Balance at 1 January and 31 December	—	—
Net book value:
Balance at 1 January	14,325	2,203
Balance at 31 December	15,490	14,325

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	2007 RMB millions	2006 RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	3,952	3,952
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	2,737
Sinopec Zhongyuan Petroleum Company Limited (“Sinopec Zhongyuan”)	1,391	1,391
Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	1,361
Hong Kong gas stations	1,004	—
Multiple units without individually significant goodwill	1,729	1,568
	15,490	14,325

During the year ended 31 December 2005, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Sinopec Beijing Yanshan Petrochemical Company Limited from minority interests shareholders at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) was RMB 1,157 million.

During the year ended 31 December 2006, the Group acquired additional equity interests in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic of 28.7%, 17.7%, 14.8%, 28.5% and 71.4%, respectively. The Company acquired these additional equity interests to reduce management layers and improve the efficiency of the production, management and sales of the Group as a whole. The total consideration paid by the Group was approximately RMB 21,971 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic were RMB 3,952 million, RMB 2,159 million, RMB 2,737 million, RMB 1,391 million and RMB 1,361 million, respectively.

During the year ended 31 December 2007, the Group acquired the entire equity interests of Hong Kong gas stations. The Group acquired Hong Kong gas stations to achieve economy of scale on marketing and distribution of refined petroleum products in Hong Kong. The total consideration paid by the Group was approximately RMB 3,898 million which was settled in cash. The excess of cost of purchase over the fair value of the underlying assets and liabilities acquired was RMB 1,004 million.

The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan, Dynamic and Hong Kong gas stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 13.9% to 16.9% (2006: 14.2% to 17.2%). Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and its expectation of the trend of international crude oil prices. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

21	INVESTMENTS IN SUBSIDIARIES

	The Company
	2007	2006
	RMB millions	RMB millions

Investments in subsidiaries, at cost	63,913	66,809

Details of the Company’s principal subsidiaries at 31 December 2007 are set out in Note 40.

22	INTEREST IN ASSOCIATES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Investments in associates, at cost	—	—	8,624	7,470
Share of net assets	16,865	11,898	—	—
	16,865	11,898	8,624	7,470

The Group’s and the Company’s investments in associates are with companies primarily engaged in the oil and gas, refining and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group’s and the Company’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company %	Percentage of equity held by the Company's subsidiaries %	Principal activities

Sinopec Shandong Taishan Petroleum Company Limited	Incorporated	480,793,320 ordinary shares of RMB 1.00 each	24.57	—	Sale of petroleum products and decoration of service gas stations
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 6,000,000,000	49.00	—	Provision of non-banking financial services
Shanghai Petroleum National Gas Corporation	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Industry Park in Shanghai, the PRC
China Shipping & Sinopec Suppliers Company Limited	Incorporated	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products

23	INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Investments in jointly controlled entities, at cost	—	—	5,060	7,482
Share of net assets	12,723	9,236	—	—
	12,723	9,236	5,060	7,482

The Group’s and the Company’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company %	Percentage of equity held by the Company's subsidiaries %	Principal activities

Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Yueyang Sinopec and Shell Coal Gasification Company Limited	Incorporated	Registered capital USD 45,588,700	50.00	—	Manufacturing and distribution of industrial gas
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital USD 1,654,000,000l	50.00	—	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	2007 RMB millions	2006 RMB millions

Results of operation:
Operating revenue	23,085	17,323
Expenses	(20,378)	(14,927)
Net profit	2,707	2,396

Financial condition:
Current assets	6,736	4,716
Non-current assets	22,229	15,211
Current liabilities	(5,313)	(1,964)
Non-current liabilities	(10,929)	(8,727)
Net assets	12,723	9,236

Cash flows:
Net cash generated from operating activities	5,079	2,452
Net cash used in investing activities	(13,238)	(382)
Net cash generated from/(used in) financing activities	7,143	(939)

24	INVESTMENTS

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Available-for-sale equity securities, listed and at quoted market price	653	157	—	—
Other investments in equity securities, unlisted and at cost	2,846	3,085	1,150	1,083
	3,499	3,242	1,150	1,083
Less: Impairment losses for investments	(305)	(316)	(118)	(112)
	3,194	2,926	1,032	971

Unlisted investments represent the Group’s and the Company’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended 31 December 2007 amounted to RMB 55 million (2006: RMB 48 million).

25	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of gas stations.

26	TRADE ACCOUNTS RECEIVABLES, NET AND BILLS RECEIVABLES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from third parties	21,839	14,515	4,407	4,622
Amounts due from subsidiaries	—	—	9,378	5,570
Amounts due from Sinopec Group Company and fellow subsidiaries	2,240	2,572	680	923
Amounts due from associates and jointly controlled entities	1,750	1,402	1,445	385
	25,829	18,489	15,910	11,500
Less: Impairment losses for bad and doubtful debts	(2,882)	(3,345)	(2,363)	(2,668)
	22,947	15,144	13,547	8,832
Bills receivable	12,851	8,462	6,377	2,760
	35,798	23,606	19,924	11,592

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	35,523	23,354	19,723	11,368
Between one and two years	156	169	118	158
Between two and three years	93	56	61	43
Over three years	26	27	22	23
	35,798	23,606	19,924	11,592

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	3,345	3,151	2,668	2,319
Impairment losses recognised for the year	295	438	205	261
Reversal of impairment losses	(204)	(153)	(154)	(128)
Written off	(554)	(91)	(457)	(78)
Transferred from subsidiaries	—	—	101	294
Balance at 31 December	2,882	3,345	2,363	2,668

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

27	INVENTORIES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Crude oil and other raw materials	70,739	56,037	37,869	28,956
Work in progress	11,823	9,853	8,001	5,061
Finished goods	35,040	25,716	22,652	17,574
Spare parts and consumables	3,002	4,159	1,683	2,866
	120,604	95,765	70,205	54,457
Less: Allowance for diminution in value of inventories	(4,572)	(871)	(4,321)	(469)
	116,032	94,894	65,884	53,988

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,008,384 million for the year ended 31 December 2007 (2006: RMB 887,319 million), including the write-down of inventories amounted to RMB 3,962 million (2006: RMB 419 million), primarily in the refining segment, and the reversal of write-down of inventories made in prior years amounted to RMB 261 million (2006: RMB 445 million), that mainly arose from the sales of inventories. The write-down of inventories and the reversals of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the income statement.

28	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Advances to third parties	1,418	1,818	1,210	893
Amounts due from Sinopec Group Company and fellow subsidiaries	6,719	3,361	6,078	1,896
Amounts due from subsidiaries	—	—	12,271	4,491
Other receivables	1,597	2,347	1,138	1,166
Purchase deposits	3,817	2,959	2,645	2,222
Prepayments in connection with construction work and equipment purchases	4,683	4,658	3,837	1,753
Prepaid value-added tax and customs duty	6,325	4,815	2,716	2,496
Amounts due from associates and jointly controlled entities	363	334	271	308
	24,922	20,292	30,166	15,225

29	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

The Group

	Assets		Liabilities		Net balance
	2007	2006	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,841	3,532	—	—	3,841	3,532
Accruals	2,613	865	—	—	2,613	865
Non-current
Property, plant and equipment	2,641	2,279	(1,376)	(1,678)	1,265	601
Accelerated depreciation	—	—	(4,144)	(4,657)	(4,144)	(4,657)
Tax value of losses carried forward	176	105	—	—	176	105
Lease prepayments	306	351	—	—	306	351
Available-for-sale financial assets (i)	—	—	(116)	(4)	(116)	(4)
Embedded derivative component of convertible bonds	803	—	—	—	803	—
Others	59	50	—	—	59	50
Deferred tax assets/(liabilities)	10,439	7,182	(5,636)	(6,339)	4,803	843

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

	Assets		Liabilities		Net balance
	2007	2006	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,714	3,339	—	—	3,714	3,339
Accruals	2,594	814	—	—	2,594	814
Non-current
Property, plant and equipment	2,194	1,749	(584)	(1,634)	1,610	115
Accelerated depreciation	—	—	(4,027)	(4,540)	(4,027)	(4,540)
Lease prepayments	229	17	—	—	229	17
Embedded derivative component of convertible bonds	803	—	—	—	803	—
Others	53	17	—	—	53	17
Deferred tax assets/(liabilities)	9,587	5,936	(4,611)	(6,174)	4,976	(238)

As at 31 December 2007, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 3,813 million (2006: RMB 4,382 million) because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 341 million, RMB 720 million, RMB 967 million, RMB 1,373 million and RMB 412 million expire in 2008, 2009, 2010, 2011 and 2012, respectively.

Based on management’s assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised, deferred tax asset of RMB 103 million (2006: RMB 324 million) were not recorded for the year ended 31 December 2007. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

Movements in the deferred tax assets and liabilities are as follows:

The Group

		Recognised in
	Balance at	consolidated	Recognised in	Balance at
	1 January	income	other	31 December
	2006	statement	reserve	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,448	84	—	3,532
Accruals	457	408	—	865
Non-current
Property, plant and equipment	18	583	—	601
Accelerated depreciation	(4,290)	(367)	—	(4,657)
Tax value of losses carried forward	130	(25)	—	105
Lease prepayments	375	(24)	—	351
Available-for-sale financial assets (i)	—	—	(4)	(4)
Others	(27)	77	—	50
Net deferred tax assets/(liabilities)	111	736	(4)	843

	Balance at 1 January 2006 RMB millions	Recognised in consolidated income statement RMB millions	Acquisitions of subsidiaries RMB millions	Recognised in other reserve RMB millions	Balance at 31 December 2006 RMB millions

Current
Receivables and inventories	3,532	309	—	—	3,841
Accruals	865	1,748	—	—	2,613
Non-current
Property, plant and equipment	601	711	(47)	—	1,265
Accelerated depreciation	(4,657)	513	—	—	(4,144)
Tax value of losses carried forward	105	71	—	—	176
Lease prepayments (ii)	351	(8)	—	(37)	306
Available-for-sale financial assets (i)	(4)	—	—	(112)	(116)
Embedded derivative component of convertible bonds	—	803	—	—	803
Others	50	9	—	—	59
Net deferred tax assets/(liabilities)	843	4,156	(47)	(149)	4,803

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	The Company

		Balance at 1 January 2006 RMB millions	Recognised in income statement RMB millions	Transferred from subsidiaries RMB millions	Recognised in other reserve RMB millions	Balance at 31 December 2006 RMB millions

	Current
	Receivables and inventories	1,226	47	2,066	—	3,339
	Accruals	409	405	—	—	814
	Non-current
	Property, plant and equipment	470	139	(494)	—	115
	Accelerated depreciation	(1,066)	(372)	(3,102)	—	(4,540)
	Lease prepayments	17	—	—	—	17
	Others	(52)	69	—	—	17
	Net deferred tax assets/(liabilities)	1,004	288	(1,530)	—	(238)

		Balance at 1 January 2007 RMB millions	Recognised in income statement RMB millions	Transferred from subsidiaries RMB millions	Recognised in other reserve RMB millions	Balance at 31 December 2007 RMB millions

	Current
	Receivables and inventories	3,339	315	60	—	3,714
	Accruals	814	1,755	25	—	2,594
	Non-current
	Property, plant and equipment	115	1,455	40	—	1,610
	Accelerated depreciation	(4,540)	513	—	—	(4,027)
	Lease prepayments (ii)	17	(5)	254	(37)	229
	Embedded derivative component of convertible bonds	—	803	—	—	803
	Others	17	34	2	—	53
	Net deferred tax (liabilities)/assets	(238)	4,870	381	(37)	4,976

	Note:

	(i)				The amount recognised in equity represents the deferred tax effect of change in fair value of available-for-sale financial assets which was recognised directly in equity.

	(ii)				The amount recognised in equity represents the effect of change in tax rate on deferred tax assets previously recognised directly in equity as a result of the new tax law.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

	Short-term debts represent:

			The Group		The Company

			2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions

	Third parties’ debts
	Short-term bank loans		21,294	29,264	7,429	15,045
	Current portion of long-term bank loans		12,259	15,291	11,630	13,308
	Current portion of long-term other loans		1,027	27	1,003	3
			13,286	15,318	12,633	13,311
	Corporate bonds (a)		10,074	11,885	10,074	9,885
			44,654	56,467	30,136	38,241
	Loans from Sinopec Group Company and fellow subsidiaries
	Short-term loans		15,660	6,461	14,523	806
	Current portion of long-term loans		180	552	180	552
			15,840	7,013	14,703	1,358
			60,494	63,480	44,839	39,599

	The Group’s and the Company’s weighted average interest rate on short-term loans were 5.6% (2006: 5.2%) and 5.7% (2006: 4.7%) at 31 December 2007, respectively.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	2007	2006	2007	2006
		RMB millions	RMB millions	RMB millions	RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 8.3% per annum at 31 December 2007 with maturities through 2017	46,912	65,398	36,762	55,457
Japanese Yen denominated	Interest rates ranging from 2.6% to 3.0% per annum at 31 December 2007 with maturities through 2024	2,147	2,713	2,147	2,713
US Dollar denominated	Interest rates ranging from interest free to 7.4% per annum at 31 December2007 with maturities through 2031	1,189	2,081	857	1,192
Euro denominated	Fixed interest rate at 6.7% per annum at 31 December 2007 with maturities through 2010	78	101	78	101
Hong Kong Dollar denominated	Floating rate at Hong Kong Interbank Offer Rate plus 0.5% per annum at 31 December 2007 with maturities through 2009	375	—	—	—
		50,701	70,293	39,844	59,463
Long-term other loans
Renminbi denominated	Interest rates ranging from interest free to 5.2% per annum at 31 December 2007 with maturities through 2009	3,075	3,098	3,006	3,007
US Dollar denominated	Interest rates ranging from interest free to 2.0% per annum at 31 December2007 with maturities through 2015	38	44	28	30
		3,113	3,142	3,034	3,037
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum at 31 December 2007 with maturity in February 2014 (b)	3,500	3,500	3,500	3,500
	Fixed interest rate at 4.20% per annum at 31 December 2007 with maturity in May 2017 (c)	5,000	—	5,000	—
	Fixed interest rate at 5.40% per annum at 31 December 2007 with maturity in November 2012 (d)	8,500	—	8,500	—
	Fixed interest rate at 5.68% per annum at 31 December 2007 with maturity in November 2017 (e)	11,500	—		11,500
		28,500	3,500	28,500	3,500
Convertible bonds
Hong Kong Dollar denominated	Zero coupon convertible bonds with maturity in April 2014 (f)	14,106	—	14,106	—

Total third parties’ long-term debts		96,420	76,935	85,484	66,000
Less: Current portion		(13,286)	(15,318)	(12,633)	(13,311)
		83,134	61,617	72,851	52,689
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 7.3% per annum at 31 December2007 with maturities through 2020	37,360	39,572	36,990	39,392
Less: Current portion	(180)		(552)	(180)	(552)
	37,180		39,020	36,810	38,840
	120,314		100,637	109,661	91,529

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:
(a)
The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in the PRC debenture market on 13 November 2006 at a discounted value of RMB 98.43 per RMB 100 par value. The effective yield of the 182-day corporate bond is 3.20% per annum. The Company redeemed the corporate bonds in May 2007.

A subsidiary of the Company issued 365-day corporate bonds of face value at RMB 2 billion to corporate investors in the PRC debenture market on 11 December 2006 at par value of RMB 100. The effective yield of the 365-day corporate bond is 3.83% per annum. The corporate bonds were redeemed in December 2007.

The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in the PRC debenture market on 22 October 2007 at par value of RMB 100. The effective yield of the 182-day corporate bond is 4.12% per annum. The corporate bonds mature in April 2008.

(b)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually.

(c)
The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC debenture market on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually.

(d)
The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC debenture market on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually.

(e)
The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC debenture market on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually.

(f)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the “Convertible Bonds”). The Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

As at 31 December 2007, the carrying amounts of liability and derivative components of the Convertible Bonds were RMB 10,159 million and RMB 3,947 million, respectively. No conversion of the Convertible Bonds has occurred up to 31 December 2007.

As at 17 April 2007 and 31 December 2007, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 31	At 17
	December 2007	April 2007

Stock price of underlying shares	HKD 11.78	HKD 7.17
Conversion price	HKD 10.76	HKD 10.76
Volatility	46%	30%
Average risk free rate	3.60%	4.47%
Average expected life	4.8 years	5.5 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 24 April 2007 to 31 December 2007 resulted in an unrealised loss of RMB 3,211 million, which has been recorded in the “finance costs” section of the income statement for the year ended 31 December 2007.

The initial carrying amount of the liability component is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not have been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

Third parties’ loans of RMB 87 million of the Group at 31 December 2007 (2006: RMB 171 million) were secured by certain of the Group’s property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 141 million at 31 December 2007 (2006: RMB 288 million).

Third parties’ loans of RMB 26 million of the Company at 31 December 2007 (2006: RMB 46 million) were secured by certain of the Company’s property, plant and equipment. The net book value of property, plant and equipment of the Company pledged as security amounted to RMB 31 million at 31 December 2007 (2006: RMB 75 million).

31	TRADE ACCOUNTS AND BILLS PAYABLES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due to third parties	87,577	49,217	26,910	17,213
Amounts due to subsidiaries	—	—	29,012	19,775
Amounts due to Sinopec Group Company and fellow subsidiaries	3,522	2,272	2,797	1,049
Amounts due to associates and jointly controlled entities	1,950	1,278	213	4
	93,049	52,767	58,932	38,041
Bills payable	12,162	21,714	8,613	16,265
	105,211	74,481	67,545	54,306

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Due within 1 month or on demand	75,401	44,974	42,073	32,295
Due after 1 month but within 6 months	29,609	29,386	25,387	21,937
Due after 6 months	201	121	85	74
	105,211	74,481	67,545	54,306

32	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due to Sinopec Group Company and fellow subsidiaries	12,907	12,554	9,074	9,757
Amounts due to subsidiaries	—	—	28,076	16,191
Accrued expenditures	29,260	23,199	25,614	18,384
Provision for onerous contracts for purchases of crude oil (i)	6,700	—	6,700	—
Taxes other than income tax	8,836	6,555	7,439	5,048
Receipts in advance	23,551	18,340	20,048	15,473
Advances from third parties	1,103	1,356	1,001	1,305
Others	6,814	7,196	5,557	6,155
	89,171	69,200	103,509	72,313

Note:
(i)
As at 31 December 2007, the Group has entered into certain non-cancellable purchase commitment contracts of crude oil for delivery in 2008. Due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, the Group has determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 6,700 million was recognised in accordance with the policy set out in Note 2(p).

33	OTHER LIABILITIES

Other liabilities primarily represent provision for future dismantlement costs of oil and gas properties. In the past, the Group did not have legal obligation nor constructive obligation to take any dismantlement measures for its retired oil and gas properties. During the year ended 31 December 2007, due to the rising environmental concern in the PRC, the Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration. During the year ended 31 December 2007, the Group and the Company recognised provision of RMB 7,211 million and RMB 6,930 million in respect of its obligations for the dismantlement of its retired oil and gas properties, and accretion expenses of RMB 353 million and RMB 338 million, respectively.

34 SHARE CAPITAL

	The Group and the Company
	2007	2006
	RMB millions	RMB millions

Registered, issued and fully paid
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, the 67,121,951,000 domestic state-owned A shares became listed A shares.

All A shares and H shares rank pari passu in all material aspects.

Capital management

The Group optimises the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, the Group may issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. The Group monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. The Group’s strategy is to make appropriate adjustments according to the operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. As at 31 December 2007, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 28.1% (2006: 27.6%) and 54.6% (2006: 53.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 30 and 36, respectively.

There were no changes in the Group’s approach to capital management during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

35	RESERVES

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Capital reserve
Balance at 1 January	(21,590)	(19,217)	12,044	13,672
Transfer from other reserves to capital reserve	(1,062)	(2,373)	(1,062)	(1,628)
Balance at 31 December	(22,652)	(21,590)	10,982	12,044
Share premium
Balance at 1 January / 31 December	18,072	18,072	18,072	18,072
Revaluation reserve
Balance at 1 January	24,752	26,342	—	—
Revaluation surplus realised	(638)	(1,590)	—	—
Balance at 31 December	24,114	24,752	—	—
Statutory surplus reserve
Balance at 1 January	32,094	13,514	32,094	13,514
Appropriation	5,468	5,066	5,468	5,066
Statutory public welfare fund transferred to statutory surplus reserve	—	13,514	—	13,514
Adjustment of statutory surplus reserve	235	—	235	—
Balance at 31 December	37,797	32,094	37,797	32,094
Statutory public welfare fund
Balance at 1 January	—	13,514	—	13,514
Statutory public welfare fund transferred to statutory surplus reserve	—	(13,514)	—	(13,514)
Balance at 31 December	—	—	—	—
Discretionary surplus reserve
Balance at 1 January	27,000	7,000	27,000	7,000
Appropriation	—	20,000	—	20,000
Balance at 31 December	27,000	27,000	27,000	27,000
Other reserves
Balance at 1 January, as adjusted	1,758	2,785	235	242
Change in fair value of available-for-sale financial assets, net of deferred tax	2,892	34	—	—
Realisation of deferred tax on lease prepayments	(7)	(7)	(7)	(7)
Effect of change in tax rate	(54)	—	(54)	—
Transfer from retained earnings to other reserves	(151)	704	—	—
Transfer from other reserves to capital reserve	1,062	2,373	1,062	1,628
Contribution from/(distribution to) Sinopec Group Company	68	(631)	(1,062)	(1,628)
Consideration for the Acquisition of Refinery Plants/Oil Production Plants (Note 1)	(2,468)	(3,500)	—	—
Balance at 31 December	3,100	1,758	174	235
Retained earnings
Balance at 1 January	95,546	77,387	42,156	20,591
Profit for the year attributable to equity shareholders of the Company	56,533	53,603	55,217	57,895
Final dividend for 2005 (Note 16)	—	(7,803)	—	(7,803)
Interim dividend for 2006 (Note 16)	—	(3,468)	—	(3,468)
Final dividend for 2006 (Note 16)	(9,537)	—	(9,537)	—
Interim dividend for 2007 (Note 16)	(4,335)	—	(4,335)	—
Adjustment to statutory surplus reserve	(235)	—	(235)
Appropriation	(5,468)	(25,066)	(5,468)	(25,066)
Revaluation surplus realised	638	1,590	—	—
Realisation of deferred tax on lease prepayments	7	7	7	7
Transfer from retained earnings to other reserves	151	(704)	—	—
Balance at 31 December	133,300	95,546	77,805	42,156
	220,731	177,632	171,830	131,601

36	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2007 and 2006, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	4,620	4,703	4,373	4,457
Between one and two years	4,497	4,565	4,365	4,391
Between two and three years	4,477	4,529	4,351	4,359
Between three and four years	4,407	4,505	4,292	4,337
Between four and five years	4,465	4,450	4,355	4,372
Thereafter	119,726	122,406	116,590	120,638
	142,192	145,158	138,326	142,554

Capital commitments

At 31 December 2007 and 2006, capital commitments are as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	130,816	113,265	118,506	95,206
Authorised but not contracted for	114,854	166,072	83,626	97,699
	245,670	279,337	202,132	192,905

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 303 million for the year ended 31 December 2007 (2006: RMB 236 million).

Estimated future annual payments are as follows:

	The Group and the Company
	2007	2006
	RMB millions	RMB millions

Within one year	218	156
Between one and two years	150	147
Between two and three years	66	67
Between three and four years	20	57
Between four and five years	19	10
Thereafter	656	226
	1,129	663

36	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b) At 31 December 2007 and 2006, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company
	2007	2006	2007	2006
	RMB millions	RMB millions	RMB millions	RMB millions

Subsidiaries	—	—	2,361	2,674
Associates and jointly controlled entities	9,812	11,957	9,618	11,863
	9,812	11,957	11,979	14,537

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2007 and 2006, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,085 million for the year ended 31 December 2007 (2006: RMB 1,594 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

37	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	2007	2006
		RMB millions	RMB millions

Sales of goods	(i)	144,581	138,670
Purchases	(ii)	64,440	50,360
Transportation and storage	(iii)	1,141	1,587
Exploration and development services	(iv)	32,121	22,048
Production related services	(v)	19,238	12,508
Ancillary and social services	(vi)	1,621	1,710
Operating lease charges	(vii)	3,967	3,826
Agency commission income	(viii)	60	60
Interest received	(ix)	34	56
Interest paid	(x)	789	1,302
Net deposits withdrawn from related parties	(xi)	356	4,777
Net loans obtained from related parties	(xii)	6,987	2,291

The amounts set out in the table above in respect of the years ended 31 December 2007 and 2006 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

37	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

At 31 December 2007 and 2006, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 36.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Note:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2007 was RMB 338 million (2006: RMB 694 million).

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

		(xi)	Deposits withdrawn from related parties represent net deposits withdrawn from Sinopec Finance Company Limited.

		(xii)	The Group obtained loans from Sinopec Group Company and Sinopec Finance Company Limited.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

		|	the government-prescribed price;

		|	where there is no government-prescribed price, the government-guidance price;

		|	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

		|	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,234 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

37	RELATED PARTY TRANSACTIONS (Continued)

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

As discussed in Note 1, pursuant to the resolutions passed at the Board of Directors Meeting held on 28 December 2007, the Group acquired the equity interests of Refinery Plants from Sinopec Group Company, for a total consideration of RMB 2,468 million. In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company for a total consideration payable of RMB 836 million which approximates the carrying amount of the assets acquired and liabilities assumed.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	2007	2006
	RMB millions	RMB millions

Trade accounts receivable	3,990	3,974
Prepaid expenses and other current assets	7,082	3,695
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	11,072	7,669
Trade accounts payable	5,472	3,550
Accrued expenses and other payables	12,907	12,554
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	15,840	7,013
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,180	39,020
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	71,399	62,137

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 30.

As at and for the year ended 31 December 2007 and 2006, no signicificant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2007	2006
	RMB ’000	RMB ’000

Short-term employee benefits (i)	5,896	4,571
Retirement scheme contributions	184	184
	6,080	4,755

Note:

(i)
The bonuses amounting to RMB 3.785 million paid to executive directors, supervisors and other key management personnel in relation to their performance were not included in the short-term employee benefits.

Total emoluments are included in “personnel expenses” as disclosed in Note 7.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 38. As at 31 December 2007 and 2006, the accrued contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

	|	sales and purchase of goods and ancillary materials;

	|	rendering and receiving services;

	|	lease of assets;

	|	depositing and borrowing money; and

	|	use of public utilities.

37	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Transactions with other state-controlled entities in the PRC (Continued)

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the Group’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

	(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (“CNPC Group”) and China National Offshore Oil Corporation and its subsidiaries (“CNOOC Group”), which are state-controlled entities.

During the year ended 31 December 2007, the aggregate amount of crude oil purchased by refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by marketing and distribution segment from CNPC Group was RMB 70,341 million (2006: RMB 64,959 million).

The aggregate amounts due from/to CNPC Group and CNOOC Group are summarised as follows:

	2007	2006
	RMB millions	RMB millions

Trade accounts receivable	326	111
Prepaid expenses and other current assets	934	167
Total amounts due from CNPC Group and CNOOC Group	1,260	278
Trade accounts payable	3,494	1,238
Accrued expenses and other payables	371	7
Total amounts due to CNPC Group and CNOOC Group	3,865	1,245

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	2007	2006
	RMB millions	RMB millions

Interest income	225	466
Interest expense	5,264	5,682

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	2007	2006
	RMB millions	RMB millions

Cash and cash equivalents	6,522	6,329
Time deposits with financial institutions	647	615
Total deposits at state-controlled banks in the PRC	7,169	6,944
Short-term loans and current portion of long-term loans	27,813	37,937
Long-term loans excluding current portion of long-term loans	37,338	54,648
Total loans from state-controlled banks in the PRC	65,151	92,585

38	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2007 were RMB 2,806 million (2006: RMB 2,394 million).

39	SEGMENTAL REPORTING

The Group has five operating segments as follows:

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

39	SEGMENTAL REPORTING (Continued)

Reportable information on the Group’s business segments is as follows:

	2007	2006
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	20,437	19,936
Inter-segment sales	107,473	109,075
	127,910	129,011
Refining
External sales	117,256	114,725
Inter-segment sales	534,671	477,766
	651,927	592,491
Marketing and distribution
External sales	659,552	588,022
Inter-segment sales	2,841	4,849
	662,393	592,871
Chemicals
External sales	217,452	196,024
Inter-segment sales	15,990	12,299
	233,442	208,323
Corporate and others
External sales	159,172	116,181
Inter-segment sales	297,145	145,287
	456,317	261,468
Elimination of inter-segment sales	(958,120)	(749,276)
Turnover	1,173,869	1,034,888
Other operating revenues
Exploration and production	17,757	14,155
Refining	4,996	4,750
Marketing and distribution	461	687
Chemicals	7,247	6,604
Corporate and others	513	657
Other operating revenues	30,974	26,853
Other income
Refining	1,926	5,161
Marketing and distribution	2,937	—
Total other income	4,863	5,161
Turnover, other operating revenues and other income	1,209,706	1,066,902

	2007	2006
	RMB millions	RMB millions

Result
Operating profit
By segment
– Exploration and production	48,766	63,182
– Refining	(10,452)	(25,710)
– Marketing and distribution	35,727	30,234
– Chemicals	13,306	14,458
– Corporate and others	(1,483)	(1,532)
Total operating profit	85,864	80,632
Share of profits less losses from associates and jointly controlled entities
– Exploration and production	164	233
– Refining	(114)	149
– Marketing and distribution	519	404
– Chemicals	2,959	2,416
– Corporate and others	516	232
Aggregate share of profits less losses from associates and jointly controlled entities	4,044	3,434
Finance costs
Interest expense	(7,314)	(7,101)
Interest income	405	538
Unrealised loss on embedded derivative component of convertible bonds	(3,211)	—
Foreign exchange loss	(311)	(140)
Foreign exchange gain	2,330	890
Net finance costs	(8,101)	(5,813)
Investment income	1,657	289
Profit before taxation	83,464	78,542
Taxation	(24,721)	(23,504)
Profit for the year	58,743	55,038

39	SEGMENTAL REPORTING (Continued)

Information on associates and jointly controlled entities is included in Notes 22 and 23. Additions to long-lived assets by operating segment are included in Notes 18 and 19.

	2007	2006
	RMB millions	RMB millions

Assets
Segment assets
– Exploration and production	198,945	155,043
– Refining	193,956	170,888
– Marketing and distribution	127,047	108,053
– Chemicals	120,988	108,597
– Corporate and others	34,285	22,641
Total segment assets	675,221	565,222
Interest in associates and jointly controlled entities
– Exploration and production	1,080	1,063
– Refining	3,915	1,398
– Marketing and distribution	5,355	4,692
– Chemicals	12,176	10,481
– Corporate and others	7,062	3,500
Aggregate interest in associates and jointly controlled entities	29,588	21,134
Unallocated assets	27,916	24,476
Total assets	732,725	610,832
Liabilities
Segment liabilities
– Exploration and production	45,185	30,082
– Refining	46,017	31,454
– Marketing and distribution	31,118	27,090
– Chemicals	20,786	19,142
– Corporate and others	51,804	35,913
Total segment liabilities	194,910	143,681
Unallocated liabilities	205,057	180,494
Total liabilities	399,967	324,175

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2007	2006
	RMB millions	RMB millions

Capital expenditure
Exploration and production	54,498	35,198
Refining	22,763	22,587
Marketing and distribution	12,548	11,319
Chemicals	16,184	12,629
Corporate and others	3,289	2,170
	109,282	83,903
Depreciation, depletion and amortisation
Exploration and production	18,216	12,945
Refining	9,020	8,212
Marketing and distribution	6,032	3,452
Chemicals	8,977	8,537
Corporate and others	1,070	408
	43,315	33,554
Impairment losses on long-lived assets
Exploration and production	481	552
Refining	1,070	—
Marketing and distribution	1,237	23
Chemicals	318	250
	3,106	825

40	PRINCIPAL SUBSIDIARIES

At 31 December 2007, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

Name of company	Particulars of issued capital	Type of legal entity	Percentage of equity	Principal activities
	(millions)%

China Petrochemical International Company Limited	RMB 1,663	Limited company	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	Limited company	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited	RMB 875	Limited company	100.00	Exploration and production of crude oil and natural gas
Sinopec Shengli Oil Field Dynamic Company Limited	RMB 364	Limited company	100.00	Exploration and production of crude oil and distribution of petrochemical products
Sinopec Fujian Petrochemical Company Limited (i)	RMB 2,253	Limited company	50.00	Manufactuing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	Limited company	72.34	Trading of crude oil and petroleum products
Sinopec Wuhan Petroleum Group Company Limited (i)	RMB 147	Limited company	46.25	Marketing and distribution of refined petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	Limited company	93.51	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Company Limited	RMB 830	Limited company	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 800	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Company Limited	RMB 223	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB 1,840	Limited company	55.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC

(i)	The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

41	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 31 December 2007 and 2006.

The Group has exposure to the following risks from its use of financial instruments:

| credit risk;

| liquidity risk;

| market risk; and

| equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy for and quantitative disclosures in respect of the Group’s exposure on credit risk relating to trade receivables are set out in Note 26.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce liquidity risk.

At 31 December 2007, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 164,500 million (2006: RMB 130,000 million) on an unsecured basis, at a weighted average interest rate of 5.619% (2006: 5.020%) per annum. At 31 December 2007, the Group’s outstanding borrowings under these facilities were RMB 13,269 million (2006: RMB 4,420 million) and were included in short-term debts.

41	FINANCIAL INSTRUMENTS (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	2007
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term debts	44,654	45,869	45,869	—	—	—
Long-term debts	83,134	101,887	3,906	22,708	31,643	43,630
Loans from Sinopec Group Company and fellow subsidiaries	53,020	53,793	16,485	327	1,420	35,561
Trade accounts payable	93,049	93,049	93,049	—	—	—
Bills payable	12,162	12,233	12,233	—	—	—
Accrued expenses and other payables	89,171	89,171	89,171	—	—	—
	375,190	396,002	260,713	23,035	33,063	79,191

	2006
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term debts	56,467	58,385	58,385	—	—	—
Long-term debts	61,617	72,274	3,840	26,756	35,753	5,925
Loans from Sinopec Group Company and fellow subsidiaries	46,033	46,845	7,529	2,360	1,395	35,561
Trade accounts payable	52,767	52,767	52,767	—	—	—
Bills payable	21,714	21,805	21,805	—	—	—
Accrued expenses and other payables	69,200	69,200	69,200	—	—	—
	307,798	321,276	213,526	29,116	37,148	41,486

The Company

	2007
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	30,136	30,964	30,964	—	—	—
Long-term debts	72,851	88,735	3,267	20,097	25,491	39,880
Loans from Sinopec Group Company and fellow subsidiaries	51,513	52,192	15,274	112	1,245	35,561
Trade accounts payable	58,932	58,932	58,932	—	—	—
Bills payable	8,613	8,670	8,670	—	—	—
Accrued expenses and other payables	103,509	103,509	103,509	—	—	—
	325,554	343,002	220,616	20,209	26,736	75,441

	2006
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	38,241	39,418	39,418	—	—	—
Long-term debts	52,689	61,013	2,730	25,140	27,703	5,440
Loans from Sinopec Group Company and fellow subsidiaries	40,198	40,704	1,587	2,351	1,205	35,561
Trade accounts payable	38,041	38,041	38,041	—	—	—
Bills payable	16,265	16,343	16,343	—	—	—
Accrued expenses and other payables	72,313	72,313	72,313	—	—	—
	257,747	267,832	170,432	27,491	28,908	41,001

41	FINANCIAL INSTRUMENTS (Continued)

	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen, Euro and Hong Kong Dollars.

	The Group has no hedging policy on foreign currency balances, and principally reduces the currency risk by monitoring the level of foreign currency.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

		The Group		The Company
		2007	2006	2007	2006
		millions	millions	millions	millions

	US Dollars	USD 780	USD 967	USD 121	USD 160
	Japanese Yen	JPY 33,494	JPY 41,350	JPY 33,494	JPY 41,350
	Euro	EUR 7	EUR 10	EUR 7	EUR 10
	Hong Kong Dollars	HKD 15,135	HKD 7,789	HKD 15,064	HKD 7,672

A 5 percent strengthening of Renminbi against the following currencies at 31 December would have increased profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

				The Group
				2007	2006
				RMB millions	RMB millions
	US Dollars
	Japanese Yen			285	378
	Hong Kong Dollars			107	136
				709	391

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 30.

As at 31 December 2007, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 230 million (2006: RMB 301 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2006.

	Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2007, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 30(f).

At 31 December 2007, it is estimated that an increase of 10% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 822 million; a decrease of 10% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 767 million. This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

41	FINANCIAL INSTRUMENTS (Continued)

	Fair values

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 5.40% to 6.97% (2006: 5.67% to 6.16%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2007 and 2006:

		2007	2006
		RMB millions	RMB millions

	Carrying amount	96,420	76,935
	Fair value	95,600	76,585

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and its affiliates as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

The fair value of available-for-sale equity securities, which amounted to RMB 653 million as at 31 December 2007 (2006: RMB 157 million) was based on quoted market price on a PRC stock exchange. Unquoted other investments in equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provision for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

43	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

44	POST BALANCE SHEET EVENT

On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which have a fixed interest rate of 0.8% per annum payable annually, were issued at par value of RMB 100. Every ten Bonds with Warrants are entitled to a warrant of 50.5 shares of the Company’s A share at an initial exercise price of RMB 19.68 per share.

In March 2008, the Company received a grant income of RMB 7,381 million as a compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the first quarter of 2008.

45	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2007 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(c)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared under the PRC Accounting Standards for Business Enterprises and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Oil and gas properties

The difference is primarily due to that oil and gas properties are depreciated on a straight-line basis under the PRC Accounting Standards for Business Enterprises. Under IFRS, oil and gas properties are depreciated on the unit of production method. In addition, due to the difference in the depreciation method of oil and gas properties, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Standards for Business Enterprises are measured differently from the amounts recorded under IFRS.

(ii)	Revaluation of land use rights

Under the PRC Accounting Standards for Business Enterprises, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

Effects of major differences between the net profit under the PRC Accounting Standards for Business Enterprises and the profit for the year under IFRS are analysed as follows:

	Note	2007	2006
		RMB millions	RMB millions

Net profit under the PRC Accounting Standards for Business Enterprises		57,153	52,983
Adjustments:
Oil and gas properties	(i)	523	2,478
Reduced amortisation on revaluation of land use rights	(ii)	30	30
Effects of the above adjustments on taxation and change in tax rate on deferred tax		1,037	(453)
Profit for the year under IFRS*		58,743	55,038

Effects of major differences between the shareholders’ equity under the PRC Accounting Standards for Business Enterprises and the total equity under IFRS are analysed as follows:

	Note	2007	2006
		RMB millions	RMB millions

Shareholders’ equity under the PRC Accounting Standards for Business Enterprises		326,347	281,799
Adjustments:
Oil and gas properties	(i)	11,339	10,816
Revaluation of land use rights	(ii)	(1,042)	(1,072)
Effects of the above adjustments on taxation and change in tax rate on deferred tax		(3,886)	(4,886)
Total equity under IFRS*		332,758	286,657

*	The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the United States Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2007 and 2006, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalised costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted future net cash flows.

Table I:	Capitalised costs related to oil and gas producing activities

	2007	2006
	RMB millions	RMB millions

Property cost	—	—
Wells and related equipment and facilities	244,231	203,551
Supporting equipment and facilities	18,957	16,483
Uncompleted wells, equipment and facilities	34,441	16,420
Total capitalised costs	297,629	236,454
Accumulated depreciation, depletion, amortisation and impairment allowances	(114,771)	(96,485)
Net capitalised costs	182,858	139,969

Table II:	Cost incurred in exploration and development

	2007	2006
	RMB millions	RMB millions

Exploration	15,774	11,127
Development	49,829	32,054
Total cost incurred	65,603	43,181

Table III:	Results of operations for oil and gas producing activities

	2007	2006
	RMB millions	RMB millions

Revenues
Sales	20,092	21,683
Transfers	107,473	105,656
	127,565	127,339
Production costs excluding taxes	(28,855)	(24,040)
Exploration expenses	(11,105)	(7,983)
Depreciation, depletion, amortisation and impairment allowances	(18,196)	(13,001)
Taxes other than income tax	(13,604)	(10,784)
Income before income tax	55,805	71,531
Income tax expense	(18,416)	(23,605)
Results of operations from producing activities	37,389	47,926

The results of operations for producing activities for the years ended 31 December 2007 and 2006 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:	Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2007 and 2006 are shown in the following table.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group’s estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

‘‘Net’’ reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	2007	2006

Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,293	3,294
Revisions of previous estimates	(250)	(10)
Improved recovery	125	146
Extensions and discoveries	148	148
Production	(292)	(285)
End of year	3,024	3,293
Proved developed reserves
Beginning of year	2,903	2,870
End of year	2,651	2,903
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	2,856	2,952
Revisions of previous estimates	222	(9)
Extensions and discoveries	3,536	170
Production	(283)	(257)
End of year	6,331	2,856
Proved developed reserves
Beginning of year	1,472	1,557
End of year	1,518	1,472

Table V:	Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2007 and 2006 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	2007	2006
	RMB millions	RMB millions

Future cash flows	1,835,471	1,235,524
Future production costs	(799,408)	(487,895)
Future development costs	(68,970)	(33,523)
Future income tax expenses	(196,103)	(189,465)
Undiscounted future net cash flows	770,990	524,641
10% annual discount for estimated timing of cash flows	(349,987)	(241,180)
Standardised measure of discounted future net cash flows	421,003	283,461

Table VI:	Changes in the standardised measure of discounted future net cash flows

	2007	2006
	RMB millions	RMB millions

Sales and transfers of oil and gas produced, net of production costs	(77,522)	(92,849)
Net changes in prices and production costs	165,191	(114,796)
Net change due to extensions, discoveries and improved recoveries	68,788	51,445
Revisions of previous quantity estimates	(46,980)	(1,207)
Previously estimated development costs incurred during the year	8,783	8,516
Accretion of discount	23,726	30,190
Net change in income taxes	(4,716)	43,784
Others	272	332
Net change for the year	137,542	(74,585)

CORPORATE INFORMATION

STATUTORY NAME		NEWSPAPERS FOR INFORMATION
中国石油化工股份有限公司		DISCLOSURE
Wen Wei Po (Hong Kong)
ENGLISH NAME		China Daily
China Petroleum & Chemical Corporation		(in English)
China Securities Journal
CHINESE ABBREVIATION		Shanghai Securities News
中国石化		Securities Times

ENGLISH ABBREVIATION		INTERNET WEBSITE PUBLISHING THIS
Sinopec Corp.		ANNUAL REPORT DESIGNATED BY THE
CHINA SECURITIES REGULATORY
LEGAL REPRESENTATIVE		COMMISSION
Mr. Su Shulin		http://www.sse.com.cn

REGISTERED ADDRESS AND PLACE OF BUSINESS		LEGAL ADVISORS
6A Huixindong Street		People’s Republic of China:
Chaoyang District		Haiwen & Partners
Beijing, PRC		21st Floor, Beijing Silver Tower
Postcode	: 100029	No. 2, Dong San Huan North Road
Tel.	: 86-10-64990060	Chaoyang District
Fax	: 86-10-64990022	Beijing PRC
Website	: http://www.sinopec.com	Postcode: 100027
E-mail addresses	: ir@sinopec.com
	media@sinopec.com	Hong Kong:
Herbert Smith
PLACE OF BUSINESS IN HONG KONG		23rd Floor, Gloucester Tower
20th Floor, Office Tower		11 Pedder Street
Convention Plaza		Central, Hong Kong
1 Harbour Road
Wanchai		United States:
Hong Kong		Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, Tower II, Lippo Centre
AUTHORISED REPRESENTATIVES		89 Queensway
Mr. Wang Tianpu		Hong Kong
Mr. Chen Ge
PRINCIPAL BANKERS
SECRETARY TO THE BOARD OF DIRECTORS		Bank of China
Mr. Chen Ge		410 Fuchengmennei Street
Xicheng District
REPRESENTATIVE ON SECURITIES MATTERS		Beijing, PRC
Mr. Huang Wensheng
Address :	6A Huixindong Street	Industrial and Commercial Bank of China
	Chaoyang District	55 Fuxingmennei Avenue
	Beijing, PRC	Xicheng District
Postcode :	100029	Beijing, PRC
Tel. :	86-10-64990060
Fax :	86-10-64990022	China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS		ADRs:
H Shares:		New York Stock Exchange
Hong Kong Registrars Limited		Stock name		SINOPEC CORP
46th Floor, Hopewell Centre		Stock code	:	SNP
183 Queen’s Road East
Hong Kong		London Stock Exchange
		Stock name	:	SINOPEC CORP
A Shares:		Stock code	:	SNP
China Securities Registration and Clearing
Company Limited Shanghai Branch Company		A Shares:
166 Lujiazui East Road		Shanghai Stock Exchange
Shanghai, PRC		Stock name	:	SINOPEC CORP
		Stock code	:	600028
DEPOSITARY FOR ADRs
The US:		FIRST REGISTRATION DATE OF
Citibank, N.A.		SINOPEC CORP.
388 Greenwich St., 14th Floor		25 February 2000
New York NY 10013
United States of America		FIRST REGISTRATION PLACE OF
SINOPEC CORP.
COPIES OF THIS ANNUAL REPORT		6A Huixindong Street, Chaoyang District,
ARE AVAILABLE AT		Beijing, PRC
The PRC:
China Petroleum & Chemical Corporation		ENTERPRISE LEGAL BUSINESSES LICENSE
Board Secretariat		REGISTRATION NO.
6A Huixindong Street		1000001003298 (10-10)
Chaoyang District
Beijing PRC		TAXATION REGISTRATION NO.
Jing Guo Shui Chao Zi 110105710926094
The US:
Citibank, N.A.		NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
388 Greenwich St., 14th Floor		Domestic Auditors	:	KPMG Huazhen Certified
New York NY 10013				Public Accountants
United States of America		Address	:	8/F, Office Tower E2
Oriental Plaza
The UK:				1 East Chang An Avenue
Citibank, N.A.				Dong Cheng District
Citigroup Centre				Beijing 100738, PRC
Canada Square, Canary Wharf
London E14 5LB, U.K.		Overseas Auditors	:	KPMG Certified Public
Accountants
PLACES OF LISTING OF SHARES, STOCK		Address	:	8th Floor
NAMES AND STOCK CODES				Prince’s Building
H Shares:				Central, Hong Kong
Hong Kong Stock Exchange
Stock name :	Sinopec Corp
Stock code :	0386

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 3 April 2008 (Thursday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

a)	The original annual report signed by the Chairman and the President;

b)
The original audited financial statements and audited consolidated financial statements of Sinopec Corp. for the year ended 31 December 2007, prepared in accordance with ASBE and IFRS signed by the Chairman Mr. Su Shulin, director, President Mr. Wang Tianpu, the Chief Financial Officer  Mr. Dai Houliang and the head of the Corporate Finance Department Mr. Liu Yun;

c)	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

d)	All original copies of the documents and announcements Sinopec Corp. has published in the newspapers stipulated by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Su Shulin
Chairman

Beijing, PRC, 3 April 2008

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT
According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the annual report for 2007 and accounts of Sinopec Corp. and concluded that this annual report truly and objectively represents the Sinopec Corp.’s business performance in 2007, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

3 April 2008

This annual report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 7, 2008